

adaptec®


SEC MAIL PROCESSING
RECEIVED
NOV 2 1 2007
WASH, D.C.
185
SECTION

Adaptec, Inc.

2007 Annual Report & Proxy Statement

Letter from
S. "Sundi" Sundaresh
President and Chief Executive Officer

Dear stockholders, customers, suppliers and employees:

During fiscal 2007, Adaptec continued to make progress by narrowing our focus from five to two different lines of business. In the last two years, since my leadership team took control, we've reduced headcount and operational costs by more than 60 percent. We have refocused our investment spending, gaining increased efficiency with just four major R&D locations around the world, compared with the 10 we maintained two years ago. Also during the last two years through June 2007, we have generated approximately $120 million of cash, cash equivalents and marketable securities through divestitures and improved manufacturing efficiencies.


CEO Message

During fiscal 2007, we saw improvements in our execution. The company introduced several new products, including a complete family of new Unified Serial™ controllers that support both Serial ATA and Serial Attached SCSI disk drives and lead the market with several "industry-first" features. In network attached storage (NAS), the company refreshed its entire Snap Server product line from the smallest desktop servers to enterprise-class servers that deliver leading performance when compared with competitive systems. Since their introduction, these new products have won independent industry awards and are being well received by customers.

Despite the improvements in our balance sheet, operations and execution, the outlook for Adaptec remains challenging. We believe that we are taking the right steps, through our cost savings measures and executing on our strategy, to create a long-term sustainable business and, as a result, deliver increased value to stockholders.

Revenue and Growth Challenges

During the year we were disappointed with the continued decline of our revenue caused by reduced sales of our legacy Parallel SCSI products and declining OEM business. While expected, the accelerated rate of this decline has put more pressure on our recovery efforts. The management team and Adaptec's Board of Directors were quick to take decisive action to address these challenges once it became clear that future OEM opportunities were limited. In the second quarter of fiscal 2008, we announced a restructuring plan that we expect will significantly reduce operating expenses and allow us to reach cash flow neutral by the end of fiscal 2008.

Despite the continued decline of our Parallel SCSI business, we saw consistent revenue growth of our products based on serial technologies. Although these sales are not large enough to make up for the loss of the Parallel SCSI and OEM business, we have reached an important inflection point: we are now generating more than 50 percent of our Data Protection Solutions (DPS) revenue from products based on serial technologies. During the current fiscal year, we expect growth in the channel to come from share gains from competitors and by addressing an adjacent growing market in the storage server space. As we make changes to this business, we have two priorities: first, to develop the right operating model that we believe could lead to better stockholder returns and, second, we will work to deliver value beyond RAID and protect the customers that have made commitments to Adaptec technology. Long term value creation in this business will require a tight partnership with select storage silicon vendors.

Our systems business (SSG) addresses a market with long-term growth potential. Revenue from our Snap Server product line has stabilized since we've re-committed to the business. We spent much of fiscal 2007 rebuilding our sales and marketing teams and refreshing the entire product line. We've also added software applications for continuous laptop/desktop protection, backup and disaster recovery between distributed locations. The challenge with this business is to achieve the right level of scale in order to reach a positive operational model. We have two primary options for achieving the needed critical mass for our SSG business: continue the current investment model for this business to drive organic (internal) growth over the long term or add products and features more quickly through technology licensing agreements and/or strategic partnerships that align with our go-forward strategy and expand our available markets.

Adaptec Board of Directors

The composition of our Board has changed during the past eighteen months in an active effort to maintain relevant experience and fresh viewpoints on our Board. Recently, we have been in discussions with our largest stockholder, Steel Partners, about ways we might work together to deliver stockholder value. The Board has agreed to nominate three Steel Partner designees for election to the Adaptec Board of Directors and looks forward to their contributions as we continue to refine our strategy.

Creating Value for Stockholders

Now, looking into the second half of fiscal 2008, we have two key objectives before us: improving the operational model and market presence for both our DPS and SSG business. We will be working closely with our Board of Directors to drive these objectives, while remaining focused on ways to increase stockholder value. We thank our stockholders, customers, suppliers, and employees for your continued support.

Sincerely,



S. "Sundi" Sundaresh
President and CEO
Adaptec, Inc.

Safe-Harbor Statement: This report includes forward-looking statements, including statements regarding our belief that our cost savings measures and execution will enable us to create a long-term sustainable business and deliver increased value to stockholders; our belief that our restructuring plan will significantly reduce operating expenses and allow us to reach cash flow neutral during fiscal 2008; our agreement to nominate three nominees of Steel Partners for election at our upcoming annual stockholders' meeting; and our ability to work with Steel Partners to deliver stockholder value. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Please see "Risk Factors" beginning on page 11 of the Form 10-K included with this proxy statement and annual report for more information about some of these important factors. We assume no obligation to update any forward-looking information that is included in this report.

Available Information

Adaptec will mail without charge, upon written request, a copy of Adaptec's Annual Report on Form 10-K for fiscal year 2007, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Adaptec, Inc.
691 S. Milpitas Boulevard
Milpitas, California 95035
Attn: Stock Administration

Notice of 2007 Annual Meeting and Proxy Statement

adaptec®

November 5, 2007

To our stockholders:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Embassy Suites Hotel located at 901 East Calaveras Boulevard, Milpitas, California 95035 on Thursday, December 13, 2007 at 10:00 a.m., local time.

The matters to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2007 Annual Meeting of Stockholders and Proxy Statement.

If you received your Annual Meeting materials by mail, the Notice of 2007 Annual Meeting of Stockholders, Annual Report, Proxy Statement and proxy card or voting instruction card are enclosed. If you received your Annual Meeting materials by email, the email contains voting instructions and links to the Annual Meeting materials on the Internet.


PROXY

Please use this opportunity to contribute to our company by voting on the matters to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, if you are a beneficial holder (see definition in the accompanying Proxy Statement), you may cast your vote online even if you did not receive your Annual Meeting materials by email. To vote online, follow the instructions for online voting contained within your Annual Meeting materials. In addition, if you are a beneficial holder and you live in the United States or Canada, you may vote by telephone by following the instructions for telephone voting contained within your Annual Meeting materials. If you are a beneficial holder and you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a registered stockholder (see definition in the accompanying Proxy Statement), please complete, date, sign and promptly return the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting. Voting online, by telephone or by returning the proxy card or voting instruction card does not deprive you of your right to attend the Annual Meeting and to vote your shares in person.

We encourage you to conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up for electronic delivery of Adaptec stockholder communications. For more information, see the "Electronic Delivery of Stockholder Communications" section of the enclosed Proxy Statement.

To assure your representation at the Annual Meeting, we urge you to vote as soon as possible. If telephone or online voting is available to you, we encourage you to use these faster and less costly methods.

We hope you'll join us at the Annual Meeting.

Sincerely,



Subramanian "Sundi" Sundaresh
Chief Executive Officer

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

To our stockholders:

Our 2007 Annual Meeting of Stockholders (the "Annual Meeting") will be held at the Embassy Suites Hotel located at 901 East Calaveras Boulevard, Milpitas, California 95035 on Thursday, December 13, 2007 at 10:00 a.m., local time.

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

1. The election of nine directors to our Board of Directors, each to serve until our 2008 Annual Meeting of Stockholders and until his successor has been elected and qualified or until his earlier resignation, death or removal. Our Board of Directors intends to present the following nominees for election as directors:

Jon S. Castor	Jack L. Howard	Joseph S. Kennedy
Robert J. Loarie	D. Scott Mercer	John Mutch
John J. Quicke	Subramanian "Sundi" Sundaresh	Douglas E. Van Houweling

2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008.

3. The transaction of any other business that may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

These items of business are more fully described in the attached Proxy Statement. Only stockholders of record at the close of business on October 25, 2007 are entitled to notice of and to vote at the Annual Meeting or any adjournment of the Annual Meeting.

By Order of the Board of Directors,



Dennis R. DeBroeck
Corporate Secretary

Milpitas, California
November 5, 2007

Whether or not you plan to attend the Annual Meeting, please cast your vote online, by telephone or by completing, dating, signing and promptly returning the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

ADAPTEC, INC.
691 South Milpitas Boulevard
Milpitas, California 95035

PROXY STATEMENT

November 5, 2007

The accompanying proxy is solicited on behalf of the Board of Directors of Adaptec, Inc., a Delaware corporation ("Adaptec"), for use at the 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Embassy Suites Hotel located at 901 East Calaveras Boulevard, Milpitas, California 95035 on Thursday, December 13, 2007 at 10:00 a.m., local time. This Proxy Statement and the accompanying form of proxy card / voting instruction card were mailed to stockholders on or about November 19, 2007. Our Annual Report for fiscal 2007 is enclosed with this Proxy Statement. This Proxy Statement was also posted on our website at *http://investor.adaptec.com* on November 5, 2007.

Record Date; Quorum; List of Stockholders of Record

Only holders of record of common stock at the close of business on October 25, 2007 will be entitled to vote at the Annual Meeting. At the close of business on the record date, we had 121,019,609 shares of common stock outstanding and entitled to vote. A majority of the shares outstanding on the record date, represented by proxy or in person, will constitute a quorum for the transaction of business at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at our executive offices for a period of ten days before the Annual Meeting. Stockholders may examine the list for purposes germane to the Annual Meeting.

Voting Rights; Required Vote

Stockholders are entitled to one vote for each share of common stock held by them as of the record date. Directors will be elected by a plurality of the shares of common stock represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the nine nominees receiving the highest number of votes will be elected to the Board. Stockholders do not have the right to cumulate their votes in the election of directors. Approval of Proposal No. 2 ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008 requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy.

Voting of Proxies

Stockholders that are "beneficial owners" (your Adaptec shares are held for you in street name by your bank, broker or other nominee) have three options for submitting their votes before the Annual Meeting, by: (a) Internet, (b) telephone or (c) mailing a completed voting instruction card to your bank, broker or other nominee. If you have Internet access and are a beneficial owner of shares of Adaptec common stock, you may submit your proxy from any location in the world by following the "Vote by Internet" instructions on the voting instruction card. If you live in the United States or Canada and are a beneficial owner, you may submit your proxy by following the "Vote by Telephone" instructions on the voting instruction card. If you received your Annual Meeting materials by mail and do not wish to vote online or by telephone, or if you are a "registered stockholder" (you hold your Adaptec shares in your own name through our transfer agent, Registrar and Transfer Company, or you are in possession of stock certificates), please complete and properly sign the proxy card (registered holders) or voting instruction card (beneficial owners) you receive and return it in the prepaid envelope provided, and it will be voted in accordance with the specifications made on the proxy card or voting instruction card. If no specification is made on a signed and returned proxy card or voting instruction card, the shares represented by the proxy will be voted "FOR" the election to the Board of Directors of each of the nine nominees named on the proxy card or voting instruction card, "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending

March 31, 2008 and, if any other matters are properly brought before the Annual Meeting, the proxy will be voted as the Board of Directors may recommend. We encourage beneficial owners with Internet access to record your vote on the Internet or, alternatively, to vote by telephone. Internet and telephone voting is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause your vote to arrive late and therefore not be counted. If you attend the Annual Meeting, you also may vote in person, and any previously submitted votes will be superseded by the vote you cast at the Annual Meeting.

Effect of Abstentions and "Broker Non-Votes"

If a registered stockholder indicates on his or her proxy card that the stockholder wishes to abstain from voting, or a beneficial owner instructs its bank, broker or other nominee that the stockholder wishes to abstain from voting, these shares are considered present and entitled to vote at the Annual Meeting. These shares will count toward determining whether or not a quorum is present. However, these shares will not be taken into account in determining the outcome of any of the proposals.

If a beneficial owner does not give a proxy to his or her broker with instructions as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against "routine" matters, but cannot vote on their customers' behalf on "non-routine" proposals. These rules apply to us notwithstanding the fact that shares of our common stock are traded on The NASDAQ Global Market. The election of nine directors to our Board of Directors and the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm each constitute "routine" proposals. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of such "routine" proposals. If a broker chooses to leave these shares unvoted, the shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of any of the proposals.

The inspector of elections appointed for the Annual Meeting will separately tabulate the relevant affirmative and negative votes, abstentions and broker non-votes for each proposal.

Adjournment of Annual Meeting

If a quorum is not present to transact business at the Annual Meeting or if we do not receive sufficient votes in favor of the proposals by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting to permit solicitation of additional proxies. The chairperson of the Annual Meeting shall have the power to adjourn the Annual Meeting.

Expenses of Soliciting Proxies

Our Board of Directors is soliciting the proxy included with this Proxy Statement for use at the Annual Meeting. We will pay the expenses of soliciting proxies for the Annual Meeting. After the original mailing of the proxy cards and other soliciting materials, we and/or our agents, including our directors, officers or employees, also may solicit proxies by mail, telephone, facsimile, email or in person. After the original mailing of the proxy cards and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our common stock forward copies of the proxy cards and other soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. We will reimburse the record holders for their reasonable expenses if they ask us to do so. We have engaged The Altman Group to assist in the solicitation of proxies and to provide related advice and information support at an estimated cost of $25,000, plus expenses and disbursements. Our directors, officers and employees will not receive any additional compensation for any soliciting efforts in which they may be engaged.

Revocability of Proxies

Any person signing a proxy card or voting instruction card in the form accompanying this Proxy Statement has the power to revoke it at any time before it is voted. A proxy may be revoked by signing and returning a proxy card or voting instruction card with a later date, by delivering a written notice of revocation to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, that the proxy is revoked or by attending the Annual Meeting and voting in person. The mere presence at the Annual Meeting of a stockholder who has previously appointed a proxy will not revoke the appointment. Please note, however, that if a stockholder has instructed a broker, bank or nominee to vote his, her or its shares of Adaptec common stock, the stockholder must follow the directions received from the broker, bank or nominee to change his, her or its instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder, unless such vote is revoked in person at the Annual Meeting according to the revocability instructions outlined above.

Electronic Delivery of Stockholder Communications

If you received your Annual Meeting materials by mail, we encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by **signing up to receive your stockholder communications electronically via email.** With electronic delivery, you will be notified via email as soon as the Annual Report and Proxy Statement are available on the Internet, and you can easily submit your vote online. Electronic delivery also can eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

Registered Owner: follow the instructions on the proxy card enclosed with your Annual Meeting materials to enroll.


Proxy

Beneficial Owner: visit *www.icsdelivery.com* to enroll.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Stock Administration Department at (408) 957-6765.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate voting materials to stockholders who may have more than one Adaptec stock account, we have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of Annual Meeting materials will receive only one copy of the Annual Meeting materials and any additional proxy soliciting materials sent to stockholders until such time as one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to receive separate proxy cards or voting instruction cards.

How to Obtain a Separate Set of Voting Materials

If you received a householded mailing this year and you would like to have additional copies of the Annual Meting materials mailed to you, please submit your request to Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035, Attn: Stock Administration Department, or call (408) 957-6765. You may also contact us at this address or phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Information Regarding Settlement with Steel Partners

On June 25, 2007, Steel Partners, L.L.C. and Steel Partners II, L.P. (collectively, "Steel Partners") delivered to us in accordance with our bylaws a Notice of Intention to Nominate Persons for Election as Directors (the "Steel Partners Nomination Letter") indicating that Steel Partners planned to seek representation on our Board of Directors by nominating a slate of five candidates, Jack L. Howard, John J. Quicke, John Mutch, Howard M. Leitner and Anthony Bergamo, for election as directors at the Annual Meeting and to solicit proxies on behalf of such nominees.

On August 24, 2007, Steel Partners filed a preliminary proxy statement on Schedule 14A with the SEC related to the matters set forth in the Steel Partners Nomination Letter.

On October 12, 2007, we filed a preliminary proxy statement on Schedule 14A with the SEC related to the Annual Meeting.

On October 16, 2007, Steel re-submitted the Steel Partners Nomination Letter due to the fact that we filed our preliminary proxy statement setting the date for the Annual Meeting of December 13, 2007.

On October 26, 2007, we and Steel Partners entered into a settlement agreement ending the election contest that was to occur at the Annual Meeting (the "Settlement Agreement"). Pursuant to the Settlement Agreement, we have agreed:

- To increase the size of our Board of Directors from eight to nine members prior to the Annual Meeting.
- That Judith M. O'Brien and Charles J. Robel will not stand for re-election at the Annual Meeting.
- To nominate, recommend, support and solicit proxies for each of Jack L. Howard, John J. Quicke and John Mutch (collectively, the "Steel Partners Nominees") for election to our Board of Directors at the Annual Meeting.
- Following the election of the Steel Partners Nominees to our Board of Directors at the Annual Meeting, to appoint John Mutch to our Audit Committee, John J. Quicke to our Compensation Committee and Jack L. Howard to our Nominating and Governance Committee.
- In the event of a vacancy of a Steel Partners Nominee prior to our 2008 annual meeting of stockholders, to allow Steel Partners to designate another person to our Board of Directors to fill the vacancy.
- To appoint a Steel Partners Nominee to any committee of our Board of Directors, if established in the future.
- That during the period from the date of the Annual Meeting to the date of our 2008 annual meeting of stockholders, the size of our Board of Directors will not exceed nine members.
- That during the period from October 26, 2007 to immediately following the Annual Meeting, we will not enter into any binding agreement or arrangement related to any acquisition or purchase of assets or a business that constitutes 20% or more of our net revenues, net income or assets, or 20% or more of any class or series of our securities, unless either (1) the binding agreement or arrangement requires us to obtain the approval of our stockholders to complete the transaction or (2) Steel Partners provides its prior written approval of such transaction.
- That following the Annual Meeting, we and the Steel Partners Nominees will review our business, financial condition, results of operations and outlook and will use commercially reasonable efforts to develop a set of mutually agreeable goals for improving our performance. After we agree upon these goals, we and the Steel Partners Nominees will use commercially reasonable efforts to engage as soon as reasonably practicable, but no later than 60 days after developing the mutually agreed upon goals, a third-party consultant to assist us in making recommendations to achieve these goals.
- To reimburse Steel Partners up to $50,000 for expenses that it incurred in connection with its activities relating to the Annual Meeting, including the Settlement Agreement.

Pursuant to the Settlement Agreement, Steel Partners has agreed:

- To be present at the Annual Meeting and to vote all of the shares of our common stock that it beneficially owns at the Annual Meeting in favor of the election of each of our incumbent directors.
- To refrain from taking certain actions during the period beginning on October 26, 2007 and ending immediately following the Annual Meeting, including: taking certain actions with respect to tender or exchange offers, business combination transactions and election contests; selling the shares of our

common stock that it beneficially owns; and seeking to amend our certificate of incorporation or bylaws.

The Settlement Agreement terminates immediately following the Annual Meeting, except as to specific provisions as set forth in the Settlement Agreement.

We filed the Settlement Agreement as Exhibit 10.01 to our Current Report on Form 8-K filed with the SEC on October 31, 2007. You may find more information regarding the terms of our settlement with Steel Partners by reference to the Settlement Agreement.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Our Board of Directors currently consists of eight directors. The Board of Directors has adopted a resolution in accordance with the provisions of our bylaws to increase the authorized number of directors from eight to nine members, effective as of immediately prior to the Annual Meeting. It is intended that your proxy will be voted for the nine nominees named below for election to our Board of Directors unless authority to vote for any such nominee is withheld.

Proxies cannot be voted for a greater number of persons than the number of nominees named. If any nominee for any reason is unable to serve, or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to, or for good cause will not, serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of our stockholders or until his successor has been elected and qualified.

Composition of our Board of Directors

In connection with the appointments in July 2006 of Mr. Castor and Ms. O'Brien to our Board, we increased the size of our Board from nine to 11 members. Following the resignations of Mr. Carl Conti, Ms. Lucie Fjeldstad and Ms. Ilene Lang from our Board of Directors that were effective immediately preceding our 2006 Annual Meeting of Stockholders held in September 2006, we amended our bylaws to reduce the size of the Board to eight members.

In connection with the Settlement Agreement, Judith M. O'Brien and Charles J. Robel, two of our current directors, each agreed that they would not stand for re-election at the Annual Meeting and that their respective service on our Board of Directors would terminate as of immediately prior to the Annual Meeting. In addition, we agreed to nominate, recommend and support three Steel Partners Nominees for election to our Board of Directors at the Annual Meeting. As a result, we increased the size of our Board of Directors from eight to nine members, effective as of immediately prior to the Annual Meeting.

Directors/Nominees

The names of the nominees for election to our Board of Directors, their ages as of the date of this Proxy Statement and certain information about them are set forth below. Each of Jack L. Howard, John Mutch and John J. Quicke was selected as a nominee for election to our Board of Directors pursuant to the Settlement Agreement described under "Information Regarding Settlement with Steel Partners" on page 3 of this Proxy Statement.

Name of Director	Age	Principal Occupation	Director Since
Jon S. Castor(1)(2)	55	Private Investor	2006
Jack L. Howard	46	Vice Chairman of Steel Partners, Ltd.	—
Joseph S. Kennedy(1)	61	President and Chief Executive Officer of Omneon, Inc.	2001
Robert J. Loarie(2)	64	Private Investor	1981
John Mutch	51	Managing Partner of MV Advisors LLC	—
D. Scott Mercer	56	Private Investor	2003
John J. Quicke	58	Operating Partner of Steel Partners, Ltd.	—
Subramanian "Sundi" Sundaresh	51	President and Chief Executive Officer of Adaptec, Inc.	2005
Douglas E. Van Houweling(3)	64	President and Chief Executive Officer of the University Corporation for Advanced Internet Development	2002

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Governance and Nominating Committee Member

Mr. Castor has been a private investor since June 2004. From January 2004 to June 2004, Mr. Castor was an Executive Advisor to the Chief Executive Officer of Zoran Corporation, a provider of digital solutions for applications in the digital entertainment and digital imaging markets, and from August 2003 to December 2003, he was Senior Vice President and General Manager of Zoran's DTV Division. From October 2002 to August

2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits and software for digital televisions and printers, which was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from November 2000 to October 2002, when it was acquired by Oak Technology. Mr. Castor is also a director and member of the Audit Committee of Genesis Microchip, Inc., and Chairman of the Board of two privately held companies, Artimi, Inc. and Omneon Video Systems, Inc. Mr. Castor is also Chairman of the Compensation Committee and a member of the Audit Committee for Omneon Video Systems, Inc.

Mr. Howard has served as Vice Chairman of Steel Partners, Ltd. ("SPL"), a management and advisory company that provides management services to Steel Partners II and its affiliates, since December 2003. Since February 2007, Mr. Howard has served as Secretary of SP Acquisition Holdings, Inc., a company formed for the purpose of acquiring one or more businesses or assets ("SP Acquisition"). He has also served as Chief Operating Officer of SP Acquisition since June 2007. Mr. Howard served as Vice-Chairman of SP Acquisition from February 2007 through August 2007. He has been a registered principal of Mutual Securities, Inc., a registered broker-dealer, since 1989. Mr. Howard is also a director of BNS Holdings, Inc., a manufacturer of school buses, ambulances and terminal trucks, CoSine Communications, Inc., a global telecommunications equipment supplier, and WHX Corporation, a holding company.

Mr. Kennedy has served as the President and Chief Executive Officer of Omneon, Inc., a developer of video media servers for the broadcast industry, since June 2003. From June 1999 until March 2002, he served as President, Chief Executive Officer and Chairman of the Board of Pluris Inc., a developer of Internet routers. Mr. Kennedy was the founder and Chief Executive Officer of Rapid City Communications from February 1996 until that company was acquired by Bay Networks in June 1997, after which time he served as President and General Manager of Bay Networks' switching products division until June 1998. Mr. Kennedy is also a director of two privately held companies.


Proxy

Mr. Loarie has been a private investor since October 2007. From April 2003 until September 2007, Mr. Loarie served as an Advisory Director of Morgan Stanley & Co., a diversified investment firm, as a Managing Director of that firm from December 1997 until March 2003, and as a principal of that firm from August 1992 until November 1997. Mr. Loarie also has served as a general partner or managing member of several venture capital investment partnerships or limited liability companies affiliated with Morgan Stanley since August 1992. Mr. Loarie is also a director of a privately held company.

Mr. Mercer has been a private investor since December 2004 and served as our Interim Chief Executive Officer from May 2005 through November 2005. Mr. Mercer has served as the Chairman of our Board of Directors since September 2006. Mr. Mercer served as a Senior Vice President and Advisor to the Chief Executive Officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries, from February 2004 through December 2004. Prior to that, Mr. Mercer was a Senior Vice President and the Chief Financial Officer of Western Digital Corporation from October 2001 through January 2004. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc., a supplier of semiconductors and software to the digital television industry. From June 1996 through May 2000, Mr. Mercer held various senior operating and financial positions with Dell, Inc., a provider of products and services enabling customers to build their information-technology and Internet infrastructures. Mr. Mercer is also a director of Conexant Systems, Inc., Palm, Inc. and SMART Modular Technologies (WWH), Inc.

Mr. Mutch has served as the Managing Partner of MV Advisors, LLC since June 2005. Mr. Mutch was the Chief Executive Officer of Peregrine Systems, Inc. from August 2003 to December 2005, and the Chief Executive Officer of HNC Software Inc. from December 1999 to August 2002. Mr. Mutch is also a director of EDGAR Online, Inc., Phoenix Technologies Ltd. and Aspyra Inc.

Mr. Quicke has served as an Operating Partner of SPL since September 2005. Mr. Quicke served as a director, President and Chief Operating Officer of Sequa Corporation from 1993 to March 2004 and Vice Chairman and Executive Officer of Sequa Corporation from March 2004 to March 2005. Mr. Quicke is also a director of Angelica Corporation and WHX Corporation.

Mr. Sundaresh has served as our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of voice over broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Dr. Van Houweling has served as the President and Chief Executive Officer of the University Corporation for Advanced Internet Development (UCAID), the formal organization supporting Internet2, since November 1997. Dr. Van Houweling also serves as a professor in the School of Information at the University of Michigan. Before undertaking his responsibilities at UCAID, Dr. Van Houweling was Dean for Academic Outreach and Vice Provost for Information and Technology at the University of Michigan.

Agreement to Vote for Incumbent Directors

Pursuant to the Settlement Agreement, Steel has agreed to vote at the Annual Meeting all shares it beneficially owns in favor of each of our incumbent directors who are standing for re-election: Jon S. Castor, Joseph S. Kennedy, Robert J. Loarie, D. Scott Mercer, Sundi Sundaresh and Douglas E. Van Houweling.

Independent Directors

Our Chief Executive Officer, Subramanian "Sundi" Sundaresh, is a member of our Board of Directors. Each of our current non-employee directors, Jon S. Castor, Joseph S. Kennedy, Robert J. Loarie, D. Scott Mercer, Judith M. O'Brien, Charles J. Robel and Douglas E. Van Houweling, and each of our director nominees, Jack L. Howard, John J. Quicke and John Mutch, qualifies as "independent" for purposes of serving on our Board of Directors in accordance with the rules of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that a director may not be our employee and that the director has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our Board of Directors has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director. The independence determinations made by our Board of Directors included considering the service by Mr. Mercer as our interim Chief Executive Officer from May 2005 to November 2005.

Board of Directors Meetings and Committees

During the fiscal year ended March 31, 2007, the Board of Directors met eleven times, including telephone conference meetings. No director attended fewer than 75% of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which the director served during fiscal 2007.

Standing committees of the Board of Directors consist of the Audit Committee, Compensation Committee and Governance and Nominating Committee. In addition, during fiscal 2006 the Board of Directors established a Transaction Committee that was not intended to be a standing committee; this committee was disbanded in May 2007. To the extent that the Board of Directors creates any new committees prior to our 2008 annual meeting of stockholders, we have agreed to appoint one of Jack L. Howard, John Mutch or John J. Quicke, or his successor, to such newly created committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee operate under a written charter approved by the Board of Directors, all of which are available on our website at *www.adaptec.com*. Each of these charters also is available in print to any stockholder upon request.

We strongly encourage directors to attend our annual meetings of stockholders. The Board of Directors endeavors to hold its Board and Board committee meetings on the same day as the annual meeting of stockholders to encourage director attendance. Seven of our eight directors attended our 2006 Annual Meeting of Stockholders.

Audit Committee. The current members of the Audit Committee are Charles J. Robel (Chair), Jon S. Castor and Joseph S. Kennedy. John Mutch will join the Audit Committee immediately following the Annual Meeting, and we expect that he will also serve as the Chair of the Audit Committee following his election to the Board. Each of the current members of the Audit Committee and Mr. Mutch are "independent" as defined by the rules of The NASDAQ Stock Market. Our Board of Directors has determined that each of the Audit Committee members who will serve following the Annual Meeting is financially literate, as required by NASDAQ listing standards. However, with Mr. Robel not standing for re-election to our Board of Directors, our Board has determined that none of the Audit Committee members who will serve following the Annual Meeting qualifies as an "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K. Our Board of Directors currently intends to appoint D. Scott Mercer, who qualifies as an audit committee financial expert, to the Audit Committee in November 2008 when we expect Mr. Mercer will again qualify as "independent" for purposes of serving on the Audit Committee as defined by the rules of The NASDAQ Stock Market. Our Board has determined, in light of the changes in the composition of the Board that will occur at the Annual Meeting, that it was appropriate to delay the addition of an audit committee financial expert to the Audit Committee until such time as Mr. Mercer is eligible to rejoin the committee. Prior to our 2006 Annual Meeting of Stockholders held in September 2006, Joseph S. Kennedy, Ilene H. Lang and Charles J. Robel (Chair) served on our Audit Committee, each of whom was financially literate. Mr. Castor joined the Audit Committee in September 2006 upon the resignation of Ms. Lang from our Board of Directors. The Audit Committee met nine times during fiscal 2007, including telephone conference meetings. The Audit Committee assists the full Board of Directors in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for the appointment, compensation and retention of our independent registered public accounting firm, which reports to the Audit Committee. For more information, see the "Report of the Audit Committee Report" beginning on page 32 of this Proxy Statement.

Compensation Committee. The current members of the Compensation Committee are Judith M. O'Brien (Chair), Jon S. Castor and Robert J. Loarie. John J. Quicke will join the Compensation Committee immediately following the Annual Meeting, and we expect that Mr. Castor will serve as Chair of the Compensation Committee following the Annual Meeting. Each of the current Compensation Committee members and Mr. Quicke are "independent" as defined by the rules of The NASDAQ Stock Market, an "outside" director as defined in the Internal Revenue Code of 1986, as amended, and a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). Prior to our 2006 Annual Meeting of Stockholders, Lucie J. Fjeldstad and Robert J. Loarie served on our Compensation Committee, each of whom met the foregoing standards. Ms. O'Brien and Mr. Castor joined the Compensation Committee in September 2006 upon the resignation of Ms. Fjeldstad from our Board of Directors. The Compensation Committee met thirteen times during fiscal 2007. The Compensation Committee establishes our executive compensation policy and determines the salary, bonuses and equity incentive awards of our executive officers. For more information, see "Executive Compensation" beginning on page 16 of this Proxy Statement and the "Compensation Committee Report" on page 29 of this Proxy Statement.

Governance and Nominating Committee. The current members of the Governance and Nominating Committee are Douglas E. Van Houweling (Chair) and Judith M. O'Brien. Jack L. Howard will join the Governance and Nominating Committee immediately following the Annual Meeting, and we expect D. Scott Mercer to join the Governance and Nominating Committee and that Mr. Van Houweling will continue to serve as Chair of the Governance and Nominating Committee following the Annual Meeting. Each of the current Governance and Nominating Committee members and Mr. Howard are "independent" as defined by the rules of The NASDAQ Stock Market. Prior to our 2006 Annual Meeting of Stockholders, Douglas E. Van Houweling (Chair) and Lucie J. Fjeldstad served on our Governance and Nominating Committee, each of whom was also "independent" as defined by the rules of The NASDAQ Stock Market. Ms. O'Brien joined the Governance and Nominating Committee in September 2006 upon the resignation of Ms. Fjeldstad from our Board of Directors. The Governance and Nominating Committee is responsible for reviewing the qualifications of potential candidates for membership on our Board of Directors and recommending such candidates to the full Board of Directors. In addition, the Governance and Nominating Committee makes recommendations regarding the structure and composition of our Board of Directors and advises and makes recommendations to the full Board of Directors on matters concerning corporate governance. The Governance and Nominating Committee met three times during fiscal 2007.

Transaction Committee. The Board disbanded the Transaction Committee in May 2007 and matters formerly handled by the Transaction Committee are now handled by the full Board of Directors. The most recent members of the Transaction Committee were Jon S. Castor, D. Scott Mercer and Charles J. Robel. Mr. Castor and Mr. Mercer were appointed to the Transaction Committee in March 2007. Mr. Kennedy and Mr. Loarie served as members since the Transaction Committee's formation in August 2005 and stepped down from the Transaction Committee in March 2007 when Mr. Castor and Mr. Mercer joined the committee. The Transaction Committee was responsible for evaluating, planning and approving certain strategic business transactions for Adaptec. The Transaction Committee met five times during fiscal 2007.

Consideration of Director Nominees; New Nominees for Director

Director Qualifications. The goal of the Governance and Nominating Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from high-quality business and professional experience. The Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Governance and Nominating Committee seeks nominees with high professional and personal ethics and values, an understanding of our business lines and industry, diversity of business experience and expertise, broad-based business acumen and the ability to think strategically. In addition, the Governance and Nominating Committee considers the level of the candidate's commitment to active participation as a director, both at board and committee meetings and otherwise. Although the Governance and Nominating Committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The Governance and Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. When appropriate, the Governance and Nominating Committee may retain executive recruitment firms to assist it in identifying suitable candidates. After its evaluation of potential nominees, the Governance and Nominating Committee submits its chosen nominees to the Board of Directors for approval.

New Nominees for Director. The Governance and Nominating Committee utilizes the services of an executive recruitment firm to assist it in identifying suitable candidates to join our Board. Our two newest Board members, Mr. Castor and Ms. O'Brien, were elected to the Board in July 2006 following the announcement by three of our non-employee directors—Carl Conti, Lucie Fjeldstad and Ilene H. Lang—that they would not stand for re-election at the 2006 Annual Meeting of Stockholders. Mr. Castor and Ms. O'Brien were each initially proposed as a candidate by Mr. Mercer. Jack L. Howard, John Mutch and John J. Quicke were proposed as candidates by Steel Partners, our largest stockholder and the beneficial owner of approximately 14.9% of our common stock as of October 26, 2007.

Stockholder Nominees. The Governance and Nominating Committee will consider stockholder recommendations for director candidates. If a stockholder would like to recommend a director candidate for the next annual meeting of stockholders, the stockholder must deliver the recommendation to our Corporate Secretary at our principal executive offices no later than 75 days prior to and no earlier than 105 days prior to December 13, 2008, the anniversary of the Annual Meeting (the deadline for nominations for the 2008 Annual Meeting of Stockholders is between August 29, 2008 and September 28, 2008); provided, however, if the 2008 Annual Meeting of Stockholders occurs on a date more than 30 days earlier or 60 days later than the anniversary of the Annual Meeting, then notice by the stockholder to be timely must be delivered no later than 75 days prior to and no earlier than 105 days prior to the 2008 Annual Meeting of Stockholders or 10 days following the day on which public announcement (in a filing under the Exchange Act or by press release) of the date of the 2008 Annual Meeting of Stockholders is first made by our Board of Directors. Recommendations for candidates should be accompanied by personal information about the candidate, including a list of the candidate's references, the candidate's resume or curriculum vitae and the other information required in the stockholder notice required by Section 1.12 of our bylaws. A stockholder recommending a candidate may be asked to submit additional information as determined by our Corporate Secretary and as necessary to satisfy the rules of the SEC or The NASDAQ Stock Market. If a stockholder's recommendation is received within the time period set forth above and the stockholder has met the criteria set forth above, the Governance and Nominating Committee will evaluate such candidate, along with the other candidates being evaluated by the Governance and Nominating Committee, in accordance with the committee's charter and will apply the criteria described under "Consideration of Director Nominees; New Nominees for Director—Director Qualifications" above.

Communication with the Board

You may contact the Board of Directors by sending an email to directors@adaptec.com or by mail to Board of Directors, Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035. An employee will forward these emails and letters directly to the Board of Directors. We reserve the right not to forward to the Board of Directors any abusive, threatening or otherwise inappropriate materials.

Corporate Governance Guidelines

The Board of Directors serves as our ultimate decision-making body, except with respect to matters reserved for the decision of our stockholders. The Board of Directors has adopted Corporate Governance Principles to assist in the performance of its responsibilities. These principles are available on the Investors section of our website at *www.adaptec.com*.


Proxy

THE BOARD RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH NOMINEE.

PROPOSAL NO. 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2008, and our stockholders are being asked to ratify the Audit Committee's appointment. We have engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm since 1995. Representatives of PricewaterhouseCoopers LLP are expected to be present at our Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions.

If our stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2008. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Adaptec and our stockholders.

Fees Paid to PricewaterhouseCoopers LLP

The following table presents information regarding the fees estimated and billed by PricewaterhouseCoopers LLP and affiliated entities for our 2007 and 2006 fiscal years. In accordance with the SEC's guidelines, we have itemized tax related and other fees paid to PricewaterhouseCoopers LLP and affiliated entities during the 2007 and 2006 fiscal years.

Nature of Services	For the Fiscal Year Ended March 31, 2007	2006
Audit Fees	$1,570,000	$1,775,000
Audit-Related Fees	—	$ 185,000
Tax Fees		
Tax Compliance	$ 107,000	$ 161,000
Other Tax	$ 57,000	$ 23,000
All Other Fees	—	—
Total Fees	$1,734,000	$2,144,000

Audit Fees. This category includes services provided in connection with the audit of our consolidated financial statements, the review of our quarterly consolidated financial statements and the audit of management's assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes services for assistance with debt or equity offerings, acquisitions, SEC comment letters and review of and consents issued in connection with documents filed with the SEC.

Audit-Related Fees. This category includes services related to transaction work.

Tax Fees. This category includes tax compliance services related to the preparation of tax returns and claims for refund. Other Tax includes services related to tax planning and tax advice, including assistance with tax audits and appeals, research and development credits, expatriate tax preparation and advice related to mergers and acquisitions.

All Other Fees. We did not incur any Other Fees during these periods.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has established a policy for approving any non-audit services to be performed by our independent registered public accounting firm. The Audit Committee requires advance review and approval of all proposed non-audit services that we wish our independent registered public accounting firm to perform. As permitted by our Audit Committee charter, the Audit Committee Chairperson may pre-approve certain non-audit related fees and the entire Audit Committee will then ratify the Chairperson's pre-approval in a subsequent meeting of the Audit Committee, in accordance with SEC requirements. In the 2007 and 2006 fiscal years, the Audit Committee followed these guidelines in approving all services rendered by PricewaterhouseCoopers LLP and affiliated entities.

Required Vote

The affirmative vote of a majority of the shares represented and voting on Proposal No. 2 by proxy is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008, provided that the affirmative votes must be not less than a majority of the required quorum for the Annual Meeting.

THE BOARD RECOMMENDS A VOTE *FOR*
RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table presents certain information regarding the beneficial ownership of our common stock as of October 26, 2007 by (a) each beneficial owner of 5% or more of our outstanding common stock known to us, (b) each of our directors and director nominees, (c) each of the individuals listed in the Summary Compensation table below at page 23 of this Proxy Statement (we refer to these individuals in this Proxy Statement as our "Named Executive Officers") and (d) all of our current directors and executive officers as a group.

The percentage of beneficial ownership for the table is based on approximately 121,019,609 shares of our common stock outstanding as of October 26, 2007. To our knowledge, except under community property laws or as otherwise noted, the persons and entities named in the table have sole voting and sole investment power over their shares of our common stock. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Adaptec, Inc., 691 South Milpitas Boulevard, Milpitas, California 95035.

The number of shares beneficially owned by each stockholder is determined under SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power and those shares of common stock that the stockholder has the right to acquire within 60 days after October 26, 2007 (December 25, 2007) through the exercise of any stock option. The "Percentage of Shares" column treats as outstanding all shares underlying such options held by the stockholder, but not shares underlying options held by other stockholders.

Pursuant to the Settlement Agreement, Steel Partners has agreed to vote at the Annual Meeting all of its shares of our common stock that it beneficially owns in favor of each of our incumbent directors who are standing for re-election: Jon S. Castor, Joseph S. Kennedy, Robert J. Loarie, D. Scott Mercer, Sundi Sundaresh and Douglas E. Van Houweling.

	Adaptec Shares Beneficially Owned	
Name of Beneficial Owner	**Number of Shares(1)**	**Percentage of Shares Outstanding**
Directors, Director Nominees and Named Executive Officers:		
Jon S. Castor	26,406	*
Joseph S. Kennedy	121,250	*
Robert J. Loarie(2)	198,854	*
D. Scott Mercer	141,250	*
Judith M. O'Brien	26,406	*
Charles J. Robel	23,750	*
Douglas E. Van Houweling	121,250	*
Subramanian "Sundi" Sundaresh	686,064	*
Russell Johnson	168,500	*
Manoj Goyal	185,291	*
Marcus D. Lowe	263.862	*
Christopher G. O'Meara	309,341	*
Jack L. Howard	—	*
John Mutch	—	*
John J. Quicke	—	*
Directors and executive officers as a group (12 persons)	2,272,224	1.87%
5% Stockholders:		
Steel Partners II, L.P.(3)	18,076,884	14.94%
Wellington Management Company, LLP(4)	9,410,200	7.78%
Dimensional Advisors, L.P.(5)	8,419,357	6.96%

* Less than 1% ownership.

(1) Includes the following shares that may be acquired upon exercise of stock options granted under our stock option plans within 60 days after October 26, 2007:

Jon S. Castor	10,156
Joseph S. Kennedy	115,000
Robert J. Loarie	145,000
D. Scott Mercer	135,000
Judith M. O'Brien	10,156
Charles J. Robel	17,500
Douglas E. Van Houweling	115,000
Subramanian "Sundi" Sundaresh	375,000
Russell Johnson	148,953
Manoj Goyal	67,291
Marcus D. Lowe	166,666
Christopher G. O'Meara	187,916
Directors and executive officers as group	1,493,638

(2) Includes 53,854 shares held in the name of a trust for the benefit of Mr. Loarie and his family.

(3) Steel Partners II, L.P. ("Steel Partners") has sole voting and dispositive power over all of the shares. Steel Partners, L.L.C. is the general partner of Steel Partners. The sole executive officer and managing member of Steel Partners, L.L.C. is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary. By virtue of his positions with Steel Partners, L.L.C. and Steel Partners, Mr. Lichtenstein has the power to vote and dispose of all of the shares. Steel Partners' address is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(4) Wellington Management Company, LLP ("Wellington") reported that it has shared voting power over 4,722,600 shares and shared dispositive power with respect to all of the shares. All of the shares are owned of record by clients of Wellington. Wellington's address is 75 State Street, Boston, Massachusetts 02109. All information regarding Wellington is based solely upon the Amendment No. 1 to Schedule 13G filed by it with the SEC on February 14, 2007.

(5) Dimensional Fund Advisors, L.P. ("Dimensional") reported that it has sole voting power and dispositive power with respect to all of the shares. All of the shares are owned of record by clients of Dimensional. Dimensional's address is 1299 Ocean Avenue, Santa Monica, California 90401. All information regarding Dimensional is based solely upon the Schedule 13G filed by it with the SEC on February 9, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our Named Executive Officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Overview

Our pay programs are designed to attract, retain and motivate a qualified workforce to achieve our financial and strategic objectives. The compensation offerings strive to: pay for performance by rewarding each employee for team results and his/her individual contribution to our success; provide managers with guidelines to make fair and equitable compensation decisions; and effectively balance our financial resources with compensation expense management.

We believe that the most effective compensation program is one that is designed to reward the achievement of our financial and strategic goals, and which aligns executives' interests with those of our stockholders.

The compensation plans for our executive officers have three principal elements: a base salary which is developed in part by referencing the 50th percentile of the market, cash incentive bonuses linked to achievement of financial and strategic goals and equity-based incentive compensation. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all of our salaried employees. We view the components of compensation as related but distinct. Although the Compensation Committee of our Board of Directors (the "Committee") reviews the total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should necessarily negate or reduce compensation from other components. We do believe that the executive compensation package should be fair and reasonable when taken as a whole.

We have not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation or between cash and non-cash compensation. However, our philosophy is to keep cash compensation at a competitive level while providing the opportunity to be significantly rewarded through equity if our company and our stock price perform well over time. We also believe that, for most technology companies, stock-based compensation is generally the primary motivator in attracting executives rather than base salary or cash bonuses.

We also believe that executive officers should have a greater percentage of their equity compensation in the form of stock options rather than restricted stock or restricted stock unit awards, as stock options have greater risk associated with them than these other equity grants. We believe that our executive officers should have a larger portion of their equity incentive awards at risk as compared with our other employees.

Role of Executive Officers in Compensation Decisions

Mr. Subramanian Sundaresh, our Chief Executive Officer, annually reviews the performance of each of our other executive officers. The conclusions reached by Mr. Sundaresh and his recommendations based on these reviews, including with respect to salary adjustments, incentive awards and equity award amounts, are presented by Mr. Sundaresh to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives. The Committee makes all final compensation decisions for each of our executive officers.

Committee meetings typically have included, for all or a portion of each meeting, not only the Committee members but also our Chief Executive Officer, our Vice President Human Resources, and, as required, our Chief Financial Officer and independent compensation consultant.

Role of the Compensation Committee

The current members of the Committee are Judith O'Brien, who is the Chair of the Committee, Jon Castor and Robert Loarie. Each of Ms. O'Brien and Mr. Castor joined our Board in July 2006 and were appointed to the Compensation Committee in September 2006 following the departure of Lucie J. Fjeldstad, the former Chair of the Committee, from our Board in September 2006. Mr. Loarie served on the Committee for all of fiscal 2007.

The Committee ensures that our executive compensation and benefits program is consistent with our compensation philosophy and our corporate governance guidelines and is empowered to make decisions regarding executive officers total compensation, and subject to the approval of the Board our Chief Executive Officer's total compensation.

We establish the base salaries, target annual bonus levels and target annual long-term incentive award values for our executive officers at competitive levels, as measured against a peer group of companies. The Committee reviews our overall compensation strategy at least annually to ensure that it promotes stockholder interests, supports our strategic and tactical objectives and provides for appropriate rewards and incentives for our executive officers. The Committee's most recent overall compensation review occurred in April 2007.

Accounting and Tax Implications of Our Compensation Policies



PROXY

In designing our compensation programs, the Committee considers the financial accounting and tax consequences to Adaptec as well as the tax consequences to our employees. We account for equity compensation paid to our employees under SFAS 123(R), which requires us to estimate and record and expense over the service period of the award. The SFAS 123(R) cost of our equity awards is considered by management as part of our equity grant recommendations to the Committee. Our equity grant practices have been impacted by SFAS 123(R), which we adopted in the first quarter of our 2007 fiscal year. Beginning in calendar 2006, we generally reduced our use of stock options and increased our use of restricted stock awards in order to reduce our SFAS 123(R) expense.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct for income tax purposes in any one year with respect to our five most highly compensated executive officers. The $1 million limit does not apply to compensation that is considered "performance based" under applicable tax rules. Our executive stock options are intended to qualify as "performance-based," so that compensation attributable to those options is fully tax deductible. Although we currently provide compensation to executives in forms that do not meet the requirements for "performance-based" compensation, such as base salary, annual incentive pay and restricted stock, we have no individuals with non-performance based compensation in excess of the Section 162(m) tax deduction limit.

We also consider the tax impact to employees in designing our pay programs, particularly our equity pay programs. For example, while employees generally control the timing of taxation with respect to stock options, the timing of taxation of restricted stock is generally not within the employee's control. As a result, as part of our restricted stock grant program, we provide a "net issue" opportunity to employees to assist them with the tax withholding requirements that apply to restricted stock.

Survey Analysis

We utilize Radford Surveys + Consulting, a business unit of AON Consulting ("Radford"), for comprehensive compensation data. Radford provides a number of compensation surveys to the technology industry, including Benchmark, Executive, Sales, Benefits and International surveys. The surveys compare practices among other high technology companies and cover base salary, cash incentives, stock equity incentive grants and total cash as a percentage of total direct compensation.

Radford offers quarterly summary of industry trends which allows our human resources department to stay current on total compensation trends. We also purchase a Custom Company Report that matches total compensation from a select group of high technology companies identified by our management with annual revenues of $200 million to $500 million.

The companies, which are listed below, were selected based upon their size, industry and executive skill set. Because Adaptec is placing greater emphasis on software and solutions as well as on hardware products, the list consists of a variety of companies. In positions outside of engineering and product management, we seek talent within the broader technology industry.

Applied Micro Circuits	Emulex	NetIQ
Ariba	Extreme Networks	Openware
Aspect Software	Foundry Networks	Red Hat
Dolby Laboratories	Informatica	Wind River Systems
Dot Hill Systems	Iomega	Zoran

External Advisor

The Committee has the authority to engage the services of outside advisors. In January 2007, the Committee engaged Compensia, Inc. as an independent advisor to assist the Committee in its review of the fiscal 2008 compensation for executive officers and other elements of our executive pay program. Compensia has not previously performed services for us and provides no services to management.

Executive Compensation Program

Components of our Compensation Program

Base Salary

We set base salaries for our executive officers considering the 50th percentile of the survey results for the high technology market. Our human resources management reviews the Radford Total Company Results survey (comprised of data from companies with $200 million to $1 billion in annual revenues) which shows executives' total compensation results from approximately 150 high technology companies. They also review the Radford Custom Company Results from the peer companies noted above. Human resources management summarizes and presents its findings to Mr. Sundaresh and the Committee. The external executive compensation consultant also reviews the materials and presents additional information to the Committee. Based on the results of these surveys and the input from the executive compensation consultant, the Committee is able to evaluate if our executive officers are paid competitively. Each of our executive officers receives a rating of Exceptional, Successful or Improvement Required. Mr. Sundaresh rates the performance of his direct staff and the Committee rates the performance of Mr. Sundaresh in consultation with the other non-executive directors. Each executive officer also completes a self assessment of his performance.

For fiscal 2007, the base salary for Mr. Sundaresh was $450,000, the base salary for Mr. O'Meara was $325,000, the base salary for Mr. Lowe was $260,000, the base salary for Mr. Goyal was $240,000 and the target annual earnings (which includes base salary plus sales commissions) for Mr. Johnson was $320,000. The salary for each of Messrs. Sundaresh and Lowe was established by the Committee in March 2006 as part of its annual review of the compensation level of our executive officers, with Mr. Sundaresh providing input with respect to the compensation level of Mr. Lowe. Mr. Sundaresh joined Adaptec in May 2005 as our Executive Vice President of Marketing and Product Development at a base salary of $325,000. He was promoted to be our President in June 2005 and received an increase in base pay to $375,000, and became our Chief Executive Officer in November 2005 and received an increase in base pay to $400,000. Mr. Lowe joined Adaptec as our Vice President and General Manager in July 2005 at a base salary of $250,000. The salary of Mr. O'Meara was determined in connection with his hiring as our Chief Financial Officer in March 2006, and the salary of Mr. Goyal was determined in connection with his hiring as our Vice President, Product Development in May 2006. Adaptec uses the Radford Total Company Results (comprised of data from companies with $200 million to $1 billion in annual revenues) to determine a range for appropriate base pay and new hire incentives. Mr. Johnson joined Adaptec in June 1996, held several management positions in our worldwide sales department and was designated as an executive officer by our board of directors in March 2007. Mr. Johnson's salary for fiscal 2006 was not established by the Committee in connection with its review of the compensation level of our executive officers in March 2006 since he was not at the time one of our executive officers, but was instead determined by Mr. Sundaresh.

For fiscal 2008, the Committee determined during its annual review of the compensation level of our executive officers in April 2007 that based on our performance during fiscal 2007 and pay position compared to survey data, Messrs. Sundaresh, O'Meara and Lowe would not receive salary increases. Based upon the Committee's review of Mr. Goyal's compensation level against survey data, Mr. Goyal received an increase of his base salary from $240,000 to $255,000 effective April 2, 2007. On August 9, 2007, we informed Mr. Johnson that his position would be eliminated, which occurred effective September 7, 2007.

Incentive Program

We utilize the same Radford survey data discussed above to determine cash bonus incentive targets. We target the 50th percentile of the market for similar size revenue companies. We pay cash bonuses to our executive officers pursuant to our Adaptec Incentive Plan (the "AIP"), with individuals eligible to receive payments from the AIP twice per year, following the close of the second and fourth fiscal quarters. The funding of the bonus pool under the AIP for each of the two six-month bonus periods is conditioned upon Adaptec achieving specific financial results and strategic goals that are determined by our Board. The financial results component is based upon Adaptec achieving minimum thresholds for revenue and operating profit before income taxes ("OPBT"), while the strategic goals generally related to matters such as inventory management, growth in the channel market, gross margin and business velocity. Achievement of goals are measured at the beginning of the third fiscal quarter for the first half cash bonuses and at the beginning of the first fiscal quarter of the following fiscal year for the second half cash bonuses, and the Committee then determines if the funding of the AIP bonus pool has been triggered. Management determines each person's AIP payment based upon his pay grade target and his performance. Our executive officers can achieve 0% to 200% of target incentive based upon Adaptec's performance and their individual performance.


Proxy

For fiscal 2007, the target bonus payment for Mr. Sundaresh was 85% of his base pay, meaning that he could receive a cash incentive bonus from 0% to 170% of his base pay, the target bonus payment for Mr. O'Meara was 60% of his base pay, meaning that he could receive a cash incentive bonus from 0% to 120% of his base pay, and the target bonus payment for Mr. Lowe was 50% of base pay, meaning that he could receive a cash incentive bonus from 0% to 100% of his base pay. In addition, achievement of the financial goals accounted for 75% of the funding of the AIP pool, while achievement of the threshold for strategic goals accounted for the remaining 25% of the funding of the AIP pool.

For both six-month bonus periods, Messrs. Sundaresh, O'Meara and Lowe received less than their targets based on our performance, resulting in total cash bonus payments to them for fiscal 2007 of $180,000, $101,000 and $67,000, respectively. Mr. Goyal was ineligible for the first six-month AIP due to his hire date; however, he received a cash payment of $35,000 to recognize his contributions for the first half of the fiscal year. Mr. Goyal received an $18,300 incentive bonus for the second half of the fiscal year. In addition, Mr. Goyal received a $50,000 signing bonus upon beginning his employment with Adaptec. Mr. Johnson was on a sales incentive plan and was not eligible to participate in the AIP. Mr. Johnson's incentive portion of his target annual earnings was paid based on revenue achievement and corporate goals.

For fiscal 2008, the Committee kept the target incentive levels for our executive officers at the same percentage of their base salary as they were for fiscal 2007. Mr. Goyal's target is set at 50% of base pay, meaning that he could receive a cash incentive bonus from 0% to 100% of his base pay. In addition, in September 2007, the Committee approved an additional performance incentive bonus for Mr. Sundaresh for up to six-months of his base salary, payable in two installments, the first of which in an amount equal to up to two months of his base salary, subject to his achieving a strategic performance objective, and the second of which in an amount equal to up to four months of his base salary, subject to his achieving two additional strategic performance objectives by the end of fiscal 2008.

Equity-Based Long Term Incentive Compensation

We utilize stock options and restricted stock awards to ensure that our executive officers have a continuing stake in our long-term success and to align their interests with the interests of our stockholders. Beginning in calendar 2006, we generally reduced our use of stock options and increased our use of restricted stock awards in order to minimize potential dilution. However, we provide our executive officers with a larger percentage of their equity-based awards in the form of stock options rather than restricted stock awards as compared with the allocation of equity-based awards to our other employees. Our philosophy is that options have greater risk associated with them than restricted stock awards and that our executive officers should have a larger portion of their equity incentives at risk. As a result, if our company performs well then the executive officer will be suitably rewarded, but if we under-perform, the executive officer's incentives are impacted negatively. We believe that this compensation philosophy is in-line with other high technology companies' practices.

We review the Radford Survey comparator group (comprised of data from companies with 30 million to 99.9 million shares outstanding), as well as the Radford Custom Company Report (comprised of data from companies with $200 million to $499.9 million in annual revenues) and the Radford Total Company Results (comprised of data from companies with $200 million to $1 billion in annual revenues) to determine the 50th percentile for equity awards. We evaluate both the percentage of ownership and the net present value of awards to determine a competitive recommended range for each of our executive officers. We also review the executive officer's current holdings of unvested equity and the extent to which those holdings provide adequate retention incentives.

In determining equity grants for our Named Executive Officers for fiscal 2007 (other than with respect to Mr. Goyal who was hired in May 2006), the Committee took into account that due to our current stock price and the limited tenure of each of the Named Executive Officers other than Mr. Johnson, the officers had relatively little to no current holdings. Based on this information, the Committee allocated equity incentives to each of Messrs. Sundaresh, O'Meara, Lowe, and Johnson for fiscal 2007 between the 50th and 75th percentile of the range and with shorter vesting schedules. We granted these executive officers stock option and restricted stock awards in both June and November 2006. Restricted stock awards vest annually over a two-year period and options vest quarterly over a three-year period.

With respect to Mr. Goyal, we granted him options to purchase 135,000 shares of our common stock in connection with his hiring in May 2006. We utilized the Radford Total Company Results (comprised of data from companies with $200 million to $1 billion in annual revenues) to determine the appropriate equity compensation level for Mr. Goyal. New hire equity incentive awards continue to have a standard vesting schedule. They vest as to 25% of the underlying shares on the one-year anniversary and quarterly thereafter, and will be fully vested at the end of four years. Mr. Goyal's stock option and restricted stock awards that were granted in November 2006 were determined in the same manner as the awards to Messrs. Sundaresh, O'Meara, Lowe, and Johnson described above. The table on page 24 of this Proxy Statement describes the option grants and restricted stock awards made to the Named Executive Officers.

All grants of options to our executive officers and other employees, as well as to our directors, have been granted with exercise prices equal to or exceeding the fair value of the underlying shares of common stock on the grant date, as determined by our board of directors. All equity-based awards have been reflected in our consolidated financial statements, based upon the applicable accounting guidance. Beginning in calendar 2006, we generally reduced our use of stock options and increased our use of restricted stock awards in order to reduce our SFAS 123(R) expense and manage our dilution.

We do not have any program, plan or practice that requires us to grant equity-based awards to our executive officers on specified dates and we have not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. Our practice has been to grant equity-based awards at regularly scheduled committee meetings.

Perquisites

Our executive officers are eligible for the same health and welfare programs and benefits as the rest of our employees. In addition, all vice president level and more senior employees, including our executive officers, receive a car allowance valued at $650 per month, and are eligible for an annual executive physical. In addition, executive officers receive reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues, up to $55.00 per month, and survivor benefit management services up to a maximum cost of $3,000.

Employment Contracts

We have entered into employment agreements with each of our executive officers which provide that if such officer is terminated other than for "cause" (which includes violation of material duties, refusal to perform his duties in good faith, breach of his/her employment agreement or employee proprietary information agreement, poor performance of duties, arrest for a felony or certain other crimes, substance abuse, violation of law or Adaptec policy, prolonged absence from duties or death), he is entitled to receive (1) his unpaid salary and unused vacation benefits he has accrued prior to the date of his termination; (2) a one-time payment equal to 12 months of base salary for Messrs. Sundaresh and O'Meara, and nine months of base salary for Messrs. Lowe, Goyal and Johnson, plus an additional week of base salary for each year of service beyond three years of service; (3) outplacement services in an amount not to exceed $10,000; and (4) coverage for the executive officer and his dependents under our health, vision and dental insurance plans pursuant to COBRA for a 12-month period for Messrs. Sundaresh and O'Meara, and a nine-month period for Messrs. Lowe, Goyal, and Johnson, following the termination of employment. As a result of the termination of his employment with Adaptec in September 2007, Adaptec provided Mr. Johnson with severance terms that were consistent with the severance arrangements described above.

Change of Control

We believe our change of control practice is generally in line with other companies that have such change of control arrangements, except for the single-trigger vesting acceleration for equity described below. The changes of control arrangements of our Named Executive Officers, as set forth in their employment agreements, are as follows:

If within one year of a change of control (1) as to Mr. Sundaresh he is no longer the chief executive officer reporting to our Board or as to Mr. O'Meara, he is no longer the chief financial officer reporting to the chief executive officer, (2) there is a material reduction in his duties or responsibilities from those in effect prior to the change of control, (3) there is a material reduction of the annual base and target incentive compensation specified in his employment agreement to which he does not consent, (4) there is a failure of Adaptec's successor after a change of control to assume his employment agreement, (5) his employment is terminated without cause by Adaptec's successor, (6) there is a substantial change in his position or responsibility or (7) his position relocates to more than 25 additional commute miles (one way) and he elects to be terminated, then he will receive, upon signing a separation agreement and general release: (a) a one-time payment equal to his then-current annual base pay (one and one-half times annual pay in the case of Mr. Sundaresh), (b) his then-current targeted bonus payout, (c) COBRA benefits for one year, (d) outplacement services not to exceed $10,000, and (e) accelerated vesting of his stock options and restricted stock awards. In addition, Adaptec or its successor will cover all legal expenses incurred by each Named Executive Officer to enforce his employment agreement following a change of control.

Under our 1990 Stock Plan, 1999 Stock Plan and 2004 Equity Incentive Plan, in the event of a Change in Control (referred to as a "single trigger"), any Options, Rights or Awards (as such capitalized terms are defined in the applicable plan) outstanding upon the date of such Change in Control will have their vesting accelerated as of the date of such Change in Control as to an additional 25% of the shares subject to such Options, Rights or Awards (as the case may be). If within 12 months following a Change in Control, an employee is terminated by the successor employer for any reason, such employee's Options, Rights or Awards (as the case may be) outstanding upon such Change in Control that are not yet exercisable and vested on such date shall become 100% vested and exercisable.

We believe these change of control arrangements, the value of which are contingent on the value obtained in a change of control transaction, effectively create incentives for our executive team to build stockholder value and to obtain the highest value possible should we be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which comprise a significant component of each executive's compensation. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements, particularly given the significant level of acquisition activity in the technology sector. Except for a portion of the grants to our executive officers, as described above, our change of control arrangements for our executive officers are "double trigger," meaning that acceleration of vesting is not awarded upon a change of control unless the executive's employment is terminated involuntarily (other than for cause) within 12 months following the transaction. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

Incentive Performance Agreement with Chief Executive Officer; Retention Bonus Agreements with Certain Named Executive Officers

In August 2007, we entered into an incentive performance agreement with Mr. Sundaresh. This agreement provides that, subject to the successful completion of a performance goal by September 30, 2007, which performance goal was met, Mr. Sundaresh will be paid up to two months of his current base salary (subject to applicable withholdings) on November 23, 2007 if he is still employed by Adaptec on that date. In addition, upon the successful completion of two additional performance goals by March 31, 2008, Mr. Sundaresh will be paid up to four months of his current base salary (subject to applicable withholdings) on April 10, 2008 if he is still employed by Adaptec on that date. This incentive bonus is in addition to, and not in lieu of, any payment that Mr. Sundaresh is eligible to receive under the AIP or any severance benefits he is entitled to receive under his employment agreement. If Mr. Sundaresh is involuntarily terminated (1) on or within nine months following a Change in Control, as such term is defined in our 2004 Equity Incentive Plan, or (2) other than for cause, then Mr. Sundaresh will be entitled to receive both incentive bonus payments without regard to the achievement of the performance goals.

In August 2007, we also entered into retention agreements with each of our Named Executive Officers, other than Mr. Johnson and Mr. Sundaresh. The retention agreements provide that, subject to continued satisfactory performance of his duties, the executive officer will receive a retention bonus equal to six months of his base salary, with two months of the bonus to be paid on November 23, 2007 and the remaining four months of the bonus to be paid on February 29, 2008. This retention bonus is in addition to, and not in lieu of, any payment the Named Executive Officer is eligible to receive under the AIP or any severance benefits he is entitled to receive under his employment agreement. If any of the Named Executive Officers are involuntarily terminated due to (1) a Change in Control or (2) a reduction in force, then the executive officer will be entitled to receive both retention bonus payments, payable immediately upon such termination of employment. If the Named Executive Officer terminates his employment voluntarily or is terminated for cause prior to the date of one of the retention bonus payment dates, he will not be entitled to receive such payment.

For purposes of these agreements, the term "cause" is defined to mean (1) a deliberate or serious breach of the executive officer's material duties as assigned by Adaptec; (2) refusal or unwillingness to perform such duties; or (3) arrest or conviction of a felony, a serious violation of the law, or other crime involving moral turpitude, fraud, misappropriation of funds, habitual insobriety or illegal drug use.

We have agreed to require any successor or assignee in connection with any sale, transfer or other disposition of all or substantially all of our assets or business expressly to assume and agree to perform our obligations under these agreements in the same manner and to the same extent that we would be required to perform if no such succession or assignment had taken place. We have also agreed to cover all of Mr. Sundaresh's and the Named Executive Officers' legal expenses incurred by them to enforce their respective agreements following a Change of Control.

Deferred Compensation Plan

The Adaptec Deferred Compensation Plan and the 2005 Deferred Compensation Plan are maintained but no future contributions will be made to such plans.

Other Members of the Executive Leadership Team

Other executive officers who are direct reports of Mr. Sundaresh but are not Named Executive Officers are treated in a manner similar to the listed Named Executive Officers in relation to the total compensation factors.

Executive Compensation Tables

Summary Compensation Table

The following table provides information with respect to the compensation earned during fiscal 2007 by our Chief Executive Officer, our Chief Financial Officer and our three other highest paid executive officers who were serving as executive officers at the end of fiscal 2007. We refer to these five executive officers as our "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sundaresh, Subramanian "Sundi" .... Chief Executive Officer and President	2007	$450,000	—	$90,981	$163,336	$180,000	$32,455	$ 27,004(2)	$943,776
O'Meara, Christopher .... Vice President and Chief Financial Officer	2007	$325,000	—	$42,480	$167,978	$101,000	—	$ 12,789(3)	$649,247
Lowe, Marcus D. .... Vice President and General Manager	2007	$260,000	—	$32,753	$ 89,889	$ 67,000	—	$ 17,939(2)	$467,582
Goyal, Manoj .... Vice President of Global Product Development	2007	$215,000(5)	$85,000(6)	$10,958	$ 54,365	$ 18,300	$ 575	$ 18,500(2)	$402,699
Johnson, Russell(7) .... Former Vice President of Worldwide Sales	2007	$305,500	$ 2,179	$16,847	$ 76,080	—	—	$117,876(4)	$518,482



(1) These amounts reflect the dollar amount of expense recognized for financial statement reporting purposes for fiscal 2007 in accordance with SFAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. Assumptions used in the calculation of this amount for purposes of our financial statements are included in Note 8 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

(2) Represents health and life insurance premiums paid by Adaptec, an automobile allowance, matching contributions made to the officer's 401(k) plan and financial planning services.

(3) Represents health and life insurance premiums paid by Adaptec and an automobile allowance.

(4) Represents health and life insurance premiums paid by Adaptec ($10,952), an automobile allowance, matching contributions made to Mr. Johnson's 401(k) plan, the value of the spread between the fair market value and the exercise price upon exercise of an incentive stock option ($18,611), a tax equalization payment ($24,783), expatriate expenses ($25,475) and relocation expenses ($28,255).

(5) Mr. Goyal joined Adaptec in May 2006 at a base salary of $240,000. Mr. Goyal's base salary for fiscal 2008 has been increased to $255,000.

(6) Includes a $50,000 signing bonus.

(7) On August 9, 2007, Adaptec informed Mr. Johnson that his position with Adaptec would be eliminated, which occurred effective September 7, 2007 (the "Termination Date").

Grants of Plan-Based Awards

The following table provides certain information with respect to grants of options to purchase shares of our common stock and grants of restricted stock awards made to the Named Executive Officers during fiscal 2007. The table also provides information with regard to cash bonuses for fiscal 2007 under our performance-based, non-equity incentive plan to the Named Executive Officers.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)				
Subramanian Sundaresh		—	$382,500	$765,000	—	—	—	—
	6/14/2006	—	—	—	—	150,000	$4.24	$254,010
	11/13/2006	—	—	—	—	150,000	$4.48	$268,680
	6/14/2006	—	—	—	50,000	—	—	$211,950
	11/13/2006	—	—	—	50,000	—	—	$223,950
Christopher O'Meara		—	$195,000	$390,000	—	—	—	—
	6/14/2006	—	—	—	—	50,000	$4.24	$ 84,670
	6/14/2006	—	—	—	—	10,000	$4.24	$ 16,934
	11/13/2006	—	—	—	—	80,000	$4.48	$143,296
	6/14/2006	—	—	—	20,000	—	—	$ 84,780
	11/13/2006	—	—	—	30,000	—	—	$134,370
Marcus Lowe		—	$130,000	$260,000	—	—	—	—
	6/14/2006	—	—	—	—	7,830	$4.24	$ 13,259
	6/14/2006	—	—	—	—	42,170	$4.24	$ 71,411
	11/13/2006	—	—	—	—	50,000	$4.48	$ 89,560
	6/14/2006	—	—	—	18,000	—	—	$ 76,302
	11/13/2006	—	—	—	18,000	—	—	$ 80,622
Manoj Goyal		—	$120,000	$240,000	—	—	—	—
	5/8/2006	—	—	—	—	71,718	$5.47	$164,163
	5/8/2006	—	—	—	—	63,282	$5.47	$144,853
	11/13/2006	—	—	—	—	50,000	$4.48	$ 89,560
	11/13/2006	—	—	—	18,000	—	—	$ 80,622
Russell Johnson(2)	6/14/2006	—	—	—	—	10,000	$4.24	$ 16,934
	6/14/2006	—	—	—	—	10,000	$4.24	$ 16,934
	11/13/2006	—	—	—	—	10,000	$4.48	$ 17,912
	11/13/2006	—	—	—	—	5,000	$4.48	$ 8,956
	6/14/2006	—	—	—	8,500	—	—	$ 36,032
	11/13/2006	—	—	—	8,000	—	—	$ 35,832

(1) Represents potential awards to be made under the 2008 Adaptec Incentive Plan.

(2) As of his Termination Date, 148,953 shares subject to Mr. Johnson's stock options were vested and 4,250 of his shares of restricted stock were released based on his 16,500 shares of restricted stock that was originally granted to him.

Outstanding Equity Awards

The following table provides information with respect to each unexercised stock option and unvested restricted stock award held by the Named Executive Officers as of March 31, 2007.

	Option Awards				Stock Awards	
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Subramanian Sundaresh	104,999	195,001	$ 3.65	5/23/2012	50,000	$193,500
	100,000	—	$ 3.45	9/19/2010	50,000	$193,500
	37,500	112,500	$ 4.24	6/14/2013	—	—
	12,500	137,500	$ 4.48	11/13/2013	—	—
	254,999	**445,001**			**100,000**	**$387,000**
Christopher O'Meara	75,000	225,000	$ 6.03	3/21/2013	20,000	$ 77,400
	15,000	45,000	$ 4.24	6/14/2013	30,000	$116,100
	6,666	73,334	$ 4.48	11/13/2013	—	—
	96,666	**343,334**			**50,000**	**$193,500**
Marcus Lowe	30,000	70,000	$ 4.17	7/11/2012	18,000	$ 69,660
	80,000	—	$ 3.45	9/19/2010	18,000	$ 69,660
	12,499	37,501	$ 4.24	6/14/2013	—	—
	4,166	45,834	$ 4.48	11/13/2013	—	—
	126,665	**153,335**			**36,000**	**$139,320**
Manoj Goyal	—	135,000	$ 5.47	5/8/2013	18,000	$ 69,660
	4,166	45,834	$ 4.48	11/13/2013	—	—
	4,166	**180,834**			**18,000**	**$ 69,660**
Russell Johnson(1)	6,000	—	$11.9375	11/22/2010	8,500	$ 32,895
	4,517	—	$ 14.90	12/28/2008	8,000	$ 30,960
	7,000	—	$ 15.97	1/23/2009	—	—
	6,051	319	$ 12.21	4/10/2009	—	—
	200	—	$ 12.50	10/21/2008	—	—
	2,825	—	$ 10.875	8/7/2008	—	—
	8,650	—	$ 12.50	7/6/2008	—	—
	5,997	—	$ 13.375	11/13/2007	—	—
	11,150	—	$ 15.290	12/27/2008	—	—
	503	—	$ 13.375	11/13/2007	—	—
	9,000	—	$ 4.511	9/30/2009	—	—
	6,750	750	$ 6.30	8/4/2010	—	—
	4,200	2,800	$ 9.31	2/21/2011	—	—
	15,500	2,500	$ 7.66	12/17/2009	—	—
	10,800	—	$ 3.93	5/25/2010	—	—
	40,000	—	$ 3.45	9/19/2010	—	—
	4,999	15,001	$ 4.24	6/14/2013	—	—
	1,250	13,750	$ 4.48	11/13/2013	—	—
	145,392	**35,120**			**16,500**	**$ 63,855**

(1) As of his Termination Date, 148,953 shares subject to Mr. Johnson's stock options were vested and 4,250 shares of his restricted awards were released based on his 16,500 shares of restricted stock that was originally granted to him.

None of the Named Executive Officers exercised any of his stock options during fiscal 2007, nor did any portion of the restricted stock awards held by the Named Executive Officers vest during fiscal 2007.

Nonqualified Deferred Compensation Table

The following table provides information with respect to the non-qualified deferred compensation activity for fiscal 2007 for the Named Executive Officers.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Subramanian Sundaresh	—	—	$32,455	—	$654,037(1)
Christopher O'Meara	—	—	—	—	—
Marcus Lowe	—	—	—	—	—
Manoj Goyal	$10,500	—	$ 575	—	$ 11,075
Russell Johnson	—	—	—	—	—

(1) This amount is the result of contributions made by Mr. Sundaresh during his previous employment with Adaptec from 1993 through 1998.

Payments upon Termination or Change in Control

The following table describes the potential payments and benefits upon termination of our Named Executive Officers' employment before or after a change in control of Adaptec, as if each officer's employment terminated as of March 31, 2007. For purposes of valuing the severance and vacation payout payments in the table below, we used each officer's base salary rate in effect on March 31, 2007, and the number of accrued but unused vacation days on March 31, 2007.

The value of the vesting acceleration for stock options and awards shown in the table below was calculated based on the assumption that the change in control, if applicable, occurred and the officer's employment terminated on March 31, 2007, and that the fair market value per share of our common stock on that date was $3.870, which was the closing trading price of our common stock on March 30, 2007, the last trading day in our fiscal 2007. The value of the equity acceleration was calculated by multiplying the number of unvested shares subject to acceleration by the difference between $3.870 and the exercise price per share of the accelerated option. The value of the equity acceleration was calculated by multiplying the number of unvested shares by $3.870. The severance and equity acceleration amounts listed for Mr. Goyal and Mr. Johnson assume that the terms of the May 1, 2007 executive employment agreements with us were applicable as of March 31, 2007. The bonus acceleration amounts listed for each Named Executive Officer, except Subramanian Sundaresh, assume that the terms of the August 14, 2007 retention bonus agreements with us were applicable as of March 31, 2007. The bonus acceleration amounts listed for Subramanian Sundaresh assumes that the terms of the September 4, 2007 incentive bonus agreements with us were applicable as of March 31, 2007.

Name	Benefit	Termination without Cause prior to Change in Control	Change in Control(1)	Termination without Cause or a Constructive Termination after a Change in Control(2)	A Termination for any reason after a Change in Control(3)
Subramanian Sundaresh ..	Severance	$450,000.00	—	$1,057,500.00	—
	Bonus Acceleration(4)	$225,000.00	—	$ 225,000.00	—
	Equity Acceleration	—	$165,107.00	$ 395,000.00	$395,000.00
	Cobra Premiums	$ 14,788.00	—	$ 14,788.00	—
	Vacation Payout	$ 55,041.00	—	—	—
	Perquisites(5)	$ 10,000.00	—	$ 10,000.00	—
	Total Value	**$754,829.00**	**$165,107.00**	**$1,702,288.00**	**$395,000.00**
Christopher O'Meara	Severance	$325,000.00	—	$ 520,000.00	—
	Bonus Acceleration(4)	$162,500.00	—	$ 162,500.00	—
	Equity Acceleration	—	$ 48,368.00	$ 143,500.00	$143,500.00
	Cobra Premiums	$ 4,959.00	—	$ 4,959.00	—
	Vacation Payout	$ 8,852.00	—	—	—
	Perquisites(5)	$ 10,000.00	—	$ 10,000.00	—
	Total Value	**$511,311.00**	**$ 48,368.00**	**$ 840,959.00**	**$143,500.00**

Name	Benefit	Termination without Cause prior to Change in Control	Change in Control(1)	Termination without Cause or a Constructive Termination after a Change in Control(2)	A Termination for any reason after a Change in Control(3)
Marcus Lowe	Severance	$195,000.00	—	$390,000.00	—
	Bonus Acceleration(4)	$130,000.00	—	$130,000.00	—
	Equity Acceleration	—	$68,426.00	$136,920.00	$136,920.00
	Cobra Premiums	$ 3,719.00	—	$ 4,959.00	—
	Vacation Payout	$ 27,385.00	—	—	—
	Perquisites(5)	$ 10,000.00	—	$ 10,000.00	—
	Total Value	**$366,104.00**	**$68,426.00**	**$671,879.00**	**$136,920.00**
Manoj Goyal	Severance	$180,000.00	—	$360,000.00	—
	Bonus Acceleration(4)	$120,000.00	—	$120,000.00	—
	Equity Acceleration	—	$17,411.00	$ 69,642.00	$ 69,642.00
	Cobra Premiums	$ 11,091.00	—	$ 14,788.00	—
	Vacation Payout	$ 7,396.00	—	—	—
	Perquisites(5)	$ 10,000.00	—	$ 10,000.00	—
	Total Value	**$328,487.00**	**$17,411.00**	**$574,430.00**	**$ 69,642.00**
Russell Johnson(6)	Severance	$240,000.00	—	$320,000.00	—
	Bonus Acceleration(4)	—	—	—	—
	Equity Acceleration	—	$32,762.00	$ 64,155.00	$ 64,155.00
	Cobra Premiums	$ 11,091.00	—	$ 14,788.00	—
	Vacation Payout	$ 22,466.00	—	—	—
	Perquisites(5)	$ 10,000.00	—	$ 10,000.00	—
	Total Value	**$283,557.00**	**$32,762.00**	**$408,943.00**	**$ 64,155.00**

(1) The following refers to single trigger acceleration under the 1990 Stock Plan, 1999 Stock Plan and 2004 Equity Incentive Plan, as described on page 21 of this Proxy Statement.

(2) A "constructive termination" event is (a) a material reduction of the annual base and target incentive compensation specified in the officer's employment agreement to which he does not consent, (b) a failure of Adaptec's successor after a change of control to assume the officer's employment agreement, (c) a substantial change in the officer's position or responsibility or (d) the officer's position relocates to more than 25 additional commute miles (one way).

(3) The following refers to double trigger acceleration under the 1990 Stock Plan, 1999 Stock Plan and 2004 Equity Incentive Plan, as described on page 22 of this Proxy Statement.

(4) The following refers to (a) "double trigger" acceleration and (b) full acceleration upon a reduction in force or termination other than for cause, under the incentive performance agreement with our Chief Executive Officer and the retention bonus agreements with certain of our Named Executive Officers, as described on page 22 of this Proxy Statement.

(5) The following consists of outplacement services through the use of a company or consultant in an amount not to exceed $10,000.

(6) In connection with his termination, Adaptec proposed to Mr. Johnson, by letter dated August 9, 2007, certain severance terms, consistent with Mr. Johnson's Executive Employment Agreement with Adaptec, dated as of May 1, 2007, in consideration of signing a general release in favor of Adaptec. Mr. Johnson accepted Adaptec's offer on September 22, 2007, which entitled him to receive, consistent with the terms of his employment agreement, a lump-sum severance payment equal to nine months and eight weeks of his base salary, COBRA benefits until June 30, 2008 and outplacement services.

DIRECTOR COMPENSATION

Overview

Our one director who is a company employee—Mr. Sundaresh—receives no additional or special compensation for serving as a director. Our non-employee directors receive a combination of cash and equity compensation for serving on our Board. In addition, we reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Cash Compensation

In May 2006, our Compensation Committee amended our non-employee directors' cash compensation program, effective June 1, 2006. The amendments provided for the following changes to the fiscal 2006 program: (1) an increase in the annual cash retainer from $3,000 to $6,500 per fiscal quarter, (2) a reduction in the per-meeting retainer from $4,000 to $3,000 for each Board meeting attended (either in person or by telephone); however, the Chairperson of the Board may designate a given meeting as a $2,000-reduced-fee meeting and (3) the addition of a per-meeting retainer of $1,200 for each Board committee meeting attended that the Chairperson of the committee designates a formal meeting. These amounts are paid quarterly.

Equity Compensation

Pursuant to our 2000 Director Option Plan (which was terminated when stockholders approved our 2006 Director Plan in September 2006), non-employee directors were automatically granted an option to purchase 32,500 shares of our common stock. These stock options vest with respect to 25% of the shares subject to the options on the first anniversary of the grant date, and then with respect to 6.25% of the shares subject to the options for each full quarter thereafter, so long as such person remains a director, such that the options will be fully vested on the fourth anniversary of the date of grant. Our 2006 Director Plan is a "discretionary" plan and does not provide for automatic awards to our non-employee directors. Instead, our Board of Directors approves equity awards under that plan. We anticipate that we will grant under the Director Plan to each new non-employee director upon his or her joining our Board, including Messrs. Howard, Mutch and Quicke, stock options to purchase 32,500 shares of our common stock and a restricted stock grant of 16,250 shares of our common stock, each of which grant will vest with respect to 33 1/3% of the underlying shares on the first anniversary of the grant date and 8 1/3% quarterly thereafter. We anticipate that the Board of Directors will generally award shares of restricted common stock, which will vest as described in the preceding sentence, to our non-employee directors during fiscal 2008.

Director Compensation Table

The following table provides information with respect to all compensation awarded to, earned by or paid to each person who served as a director (except for Mr. Sundaresh, our Chief Executive Officer, who receives no additional compensation for his service on our Board) for some portion or all of fiscal 2007. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Jon S. Castor	$60,200	$30,857	$ 5,928	$ 96,986
Joseph S. Kennedy	$66,700	$11,868	$25,449	$104,017
Robert J. Loarie	$69,200	$11,868	$25,449	$106,517
D. Scott Mercer	$66,500	$11,868	$54,848	$133,216
Judith M. O'Brien	$54,950	$30,857	$ 5,953	$ 91,760
Charles J. Robel	$71,500	$11,868	$12,468	$ 95,836
Carl J. Conti(4)	$50,550	$ 0	$ 6,362	$ 56,912
Lucie J. Fjeldstad(4)	$39,750	$ 0	$ 6,362	$ 46,112
Ilene H. Lang(4)	$36,300	$ 0	$ 6,362	$ 42,662
Douglas E. Van Houweling	$58,400	$11,868	$25,449	$ 95,717

(1) These amounts reflect the dollar amount of expense recognized for financial statement reporting purposes for fiscal 2007 in accordance with SFAS 123(R), with the exception that estimated forfeitures related to service-based vesting were disregarded in these amounts. Assumptions used in the calculation of this amount for purposes of our financial statements are included in Note 8 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

(2) The following directors received the following awards of shares of our common stock in fiscal 2007, as set forth following their respective names: Mr. Castor 16,250 shares, Mr. Kennedy 6,250 shares, Mr. Loarie 6,250 shares, Mr. Mercer 6,250 shares, Ms. O'Brien 16,250 shares, Mr. Robel 6,250 shares and Mr. Van Houweling 6,250 shares. These awards vest on the one-year anniversary of the grant date.

(3) The following directors were granted options to purchase the number of shares of our common stock in fiscal 2007, as set forth following their respective names: Mr. Castor 32,500 shares and Ms. O'Brien 32,500 shares.

(4) Each of Mr. Conti, Ms. Fjeldstad and Ms. Lang resigned his or her directorship immediately prior to our 2006 annual meeting of stockholders held in September 2006.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Judith M. O'Brien, Jon S. Castor and Robert J. Loarie, none of whom has any interlocking relationships, as defined by the SEC. During fiscal 2007, from April 1, 2006 through September 14, 2006, Lucie J. Fjeldstad and Robert J. Loarie served on our Compensation Committee, neither of whom had any interlocking relationships during such period of service. We intend to appoint John J. Quicke as a member of the Compensation Committee following the Annual Meeting. Mr. Quicke does not have any interlocking relationships.


Proxy

Compensation Committee Report

The members of the Compensation Committee have reviewed and discussed the Compensation Discussion and Analysis section set forth above with management and, based on such review and discussion, the members of the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Judith M. O'Brien, Chair
Jon S. Castor
Robert J. Loarie

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2007 regarding equity awards under our 2004 Equity Incentive Plan; Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan; Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan; 2000 Nonstatutory Stock Option Plan; 1999 Stock Plan; 1990 Stock Plan; Distributed Processing Technology Corp. Omnibus Stock Option Plan; Stargate Solutions, Inc. 1999 Incentive Stock Plan; Eurologic Systems Group Limited 1998 Share Option Plan; 2006 Director Option Plan; 2000 Director Option Plan; 1990 Directors' Option Plan, 1986 Employee Stock Purchase Plan and any amendments to such plans:

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	14,018,075	$6.5581	22,298,326(1)
Equity compensation plans not approved by security holders(2)	153,248	$2.5967	—
Total	14,171,323	$6.5153	22,298,326(1)

(1) Of these shares, 17,719,681 shares are available for issuance under our 2004 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, stock awards and restricted stock units, and 1,600,000 shares remain available for issuance under the Adaptec, Inc. 2006 Director Plan. Of the shares available for issuance under the 2006 Director Plan, a maximum of 600,000 shares in the aggregate may be issued as restricted stock or restricted stock units. Options issued under our equity compensation plans do not have rights to any dividends declared on the common stock and are not transferable for consideration, and any shares of restricted stock to be issued in the future under the 2004 Equity Incentive Plan or 2006 Director Plan will not have rights to any dividends declared on the common stock and will not be transferable for consideration unless and until the restrictions on such shares lapse. Of these shares, 2,978,645 remain available for issuance under our 1986 Employee Stock Purchase Plan under offering periods that remained in effect following the expiration of the plan in April 2006, and there will be no further issuances under this plan after February 14, 2008.

(2) Includes options to purchase 1,232,491 shares of our common stock issued under the Snap Appliance and Broadband Storage stock option plans that we assumed in connection with the acquisition of Snap Appliance in July 2004, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,232,491 shares, options to purchase 45,240 shares of our common stock were outstanding at March 31, 2007, having a weighted average exercise price of $1.9267. Also includes options to purchase 1,130,525 shares of our common stock issued under the Distributed Processing Technology stock option plan that we assumed in connection with the acquisition of that company in December 1999, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 1,130,525 shares, options to purchase 39,024 shares of our common stock were outstanding at March 31, 2007, having a weighted average exercise price of $5.2764 per share. Also includes options to purchase 2,336,037 shares of our common stock issued under the Stargate Solutions stock option plan that we assumed in connection with the acquisition of Platys Communications in August 2001, after giving effect to the exchange ratio for such acquisition. Of these options to purchase 2,336,037 shares, options to purchase 54,852 shares of our common stock were outstanding at March 31, 2007, having a weighted average exercise price of $.1896 per share. Also includes options to purchase 498,789 shares of our common stock issued under the Eurologic

stock option plan that we assumed in April 2003 in connection with the acquisition of Eurologic Systems Group Ltd., after giving effect to the exchange ratio for such acquisition. Of these options to purchase 498,789 shares, options to purchase 14,132 shares of our common stock were outstanding at March 31, 2007, having a weighted average exercise price of $6.6847 per share. No further awards will be made under any of the assumed stock option plans described above.


Proxy

REPORT OF THE AUDIT COMMITTEE

The following is the Report of the Audit Committee with respect to our audited financial statements for our fiscal year ended March 31, 2007.

The Audit Committee's purpose is, among other things, to assist our Board of Directors in its oversight of its financial accounting, reporting and controls. Our Board of Directors has determined that each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and each is an "independent" director within the meaning of the listing standards of The NASDAQ Global Market. The Audit Committee operates under a written charter, which was formally adopted by the Board of Directors in June 2000 and most recently updated in March 2004.

Our management is responsible for the preparation, presentation and integrity of our financial statements, including setting the accounting and financial reporting principles and designing our system of internal control over financial reporting. Our independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an independent audit of our consolidated financial statements and for expressing opinions on the conformity of our audited financial statements to generally accepted accounting principles, on management's assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting based on their audit. The Audit Committee oversees these processes, although members of the Audit Committee are not engaged in the practice of auditing or accounting, and their functions are not intended to duplicate or to certify the activities of management or PwC.

The Audit Committee has reviewed and discussed our audited consolidated financial statements with management and PwC. The Audit Committee met with PwC, with and without management present, to discuss the results of its examinations, its evaluation of our internal control over financial reporting and the overall quality of our financial reporting.

The Audit Committee also has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also has discussed with PwC that firm's independence. Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and its charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for our fiscal year ended March 31, 2007.

The preceding report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in any of our filings.

AUDIT COMMITTEE
Charles J. Robel, Chair
Jon S. Castor
Joseph S. Kennedy

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

Any related party transactions, excluding compensation (whether cash, equity or otherwise), which is delegated to the Compensation Committee, involving one of our directors or executive officers, must be reviewed and approved by the Audit Committee or another independent body of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. To identify any related party transactions, each year, we submit and require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members has an interest. In addition, the Nominating and Governance Committee of our Board of Directors determines, on an annual basis, which members of our Board of Directors meet the definition of independent director as defined in the rules of The NASDAQ Stock Market and reviews and discusses any relationships with a director that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.


Proxy

Certain Related Party Transactions

Settlement Agreement with Steel Partners

On October 26, 2007, we entered into a Settlement Agreement with Steel Partners to end the election contest that was to occur at the Annual Meeting. Steel Partners is our largest stockholder, beneficially owning approximately 14.9% of our common stock on October 26, 2007. John J. Quicke, a director nominee, is an Operating Partner of Steel Partners, Ltd., a management advisory company that provides management advisory services to Steel Partners II, L.P. and its affiliates. Jack L. Howard, a director nominee, is Vice Chairman of Steel Partners, Ltd. For more information, see "Information Regarding Settlement with Steel Partners" beginning on page 3 of this Proxy Statement.

Indemnification Arrangements

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors and provide for indemnification of our officers and directors to the full extent permitted under Delaware law. Under our certificate of incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to us or our stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors, including such conduct during a merger or tender offer. In addition, we have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Such provisions do not, however, affect liability for any breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

Other than as set forth in the preceding paragraphs and the compensation arrangements set forth under the caption "Executive Compensation," since April 1, 2006 there has not been, nor is there currently proposed, any transaction in which we were or will be a participant and in which the amount involved exceeded $120,000 and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

Stockholders are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC and our bylaws. Stockholders wishing to present a proposal at our 2008 Annual Meeting of Stockholders must submit such proposal to us by July 22, 2008 if they wish for it to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. In addition, under our bylaws, a stockholder wishing to nominate a person to our Board of Directors at the 2008 Annual Meeting of Stockholders (but not include such nomination in the proxy statement) or wishing to make a proposal with respect to any other matter (but not include such proposal in the proxy statement) at the 2008 Annual Meeting of Stockholders, must submit the required information to us between August 29, 2008 and September 28, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. SEC regulations also require these persons to furnish us with a copy of all Section 16(a) forms they file. Based solely on our review of the copies of the forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal 2007.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares they represent as the Board of Directors may recommend.

Whether or not you plan to attend the Annual Meeting, please cast your vote online, via telephone, or complete, date, sign and promptly return the enclosed proxy card or voting instruction card in the enclosed postage-paid envelope before the Annual Meeting so that your shares will be represented at the Annual Meeting.

Form 10-K for the Fiscal Year ended March 31, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to .

Commission File Number 000-15071

adaptec®

ADAPTEC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**94-2748530**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

691 S. Milpitas Blvd.
Milpitas, California 95035
(Address of Principal Executive Offices, including Zip Code)
Registrant's telephone number, including area code: **(408) 945-8600**
Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.001 Par Value (Title of Class)
The NASDAQ Global Market (Name of Each Exchange on which Registered)
Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed al
l reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was $455,180,805 based on the closing sale price of the Registrant's common stock on The NASDAQ Global Market on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 30, 2007, the Registrant had 118,967,080 shares of common stock outstanding, $.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the Registrant's definitive proxy statement for its 2007 Annual Meeting of Stockholders.

Table of Contents

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the market for our products and their benefits to our customers, our intention to continue to evaluate acquisitions, strategic alliances and/or strategic investments, the levels of our expenditures and savings for various expense items and our expected capital expenditures and liquidity in future periods. We may identify these statements by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "will," "would" and other similar expressions. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements, except as may otherwise be required by law.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the "Risk Factors" section and elsewhere in this document. In evaluating our business, current and prospective investors should consider carefully these factors in addition to the other information set forth in this document.

PART I

Item 1. *Business*

For your convenience, we have included, in Note 21 to the Notes to Consolidated Financial Statements, a Glossary that contains (1) a brief description of a few key acronyms commonly used in our industry that are used in this Annual Report and (2) a list of accounting rules and regulations that are also referred to herein. These acronyms and accounting rules and regulations are listed in alphabetical order.

Overview

We provide storage solutions that reliably move, manage and protect critical data and digital content. We deliver software and hardware components that provide reliable storage connectivity and advanced data protection to leading OEMs and through distribution channel partners. Our software and hardware products range from HBAs, RAID controllers, host RAID software, Adaptec RAID Code software, Advanced Data Protection software, Storage Management software, Snapshot software and other solutions that span the SCSI, SAS, SATA and iSCSI interface technologies. Our Snap Servers offer NAS solutions for both fixed capacity and future scalability. System integrators and white box suppliers build server and storage solutions based on Adaptec technology in order to deliver products with superior price and performance, data protection and interoperability.

Our broad range of RAID controllers, ASICs and add-in cards give businesses a variety of price and performance options for connecting their storage. These options range from low cost HBAs to high performance and high availability RAID controller cards. Further, our products use a common management interface designed to simplify storage administration and reduce related costs. Our products are sold to enterprises, SMBs, government agencies and retail users engaged in a broad range of vertical markets across geographically diverse markets through OEMs and distribution channel customers, including system integrators.

Our management team continuously reviews and evaluates all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus to better scale our operations relative to our cost basis. To date, we have implemented the following steps to support our corporate strategy:

- On July 6, 2006, we decided to retain the Snap Server portion of our systems business and terminated our ongoing efforts to sell this business. This resulted in the reclassification of the financial statements and related disclosures for all periods presented to reflect the Snap Server portion of our systems business as continuing operations in the first quarter of fiscal 2007. The entire systems business had previously been classified as discontinued operations when we decided to divest it in September 2005. In January 2006, we sold the OEM block-based portion of our systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. Once this portion of the systems business had been sold, management concluded that the potential value from retaining the Snap Server portion of our systems business outweighed the offers received for the business. As a result, we decided to retain this business.

- In connection with the decision to retain the Snap Server portion of our systems business, we reorganized our internal organization structure in the first quarter of fiscal 2007 and identified SSG as a new segment, in addition to our existing segments. Our organization is managed at the product level in the following segments:
  - *DPS:* Our DPS group provides data protection storage products and currently sells all of our storage technologies, including ASICs, board-level products, RAID controllers, internal enclosures and stand-alone software. We sell these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through our network of distribution and reseller channels.
  - *SSG:* Our SSG group provides storage systems for the protection of both file and block data, which are known as our "Snap Server by Adaptec" products, including NAS hardware and related backup, replication, and management software. We sell these products to VARs and end users through our network of distribution partners, solution providers and VARs.
  - With OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market, and the complexities of the retail channel, we decided in fiscal 2007 not to invest further in our DSG segment. As a result, we wound down the business throughout fiscal 2007 and exited it at March 31, 2007. The remaining SCSI products from our DSG segment will be included with our DPS segment beginning in the first quarter of fiscal 2008. Through fiscal 2007, our DSG segment provided high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs. We sold these products to retailers, OEMs and distributors.

The growth of our new generation of serial products is not keeping pace with the decline in revenue from our parallel products. In light of this situation, we believe we should seek growth opportunities beyond those presented by our existing product lines. As such, we will continue to evaluate opportunities to acquire, enter into strategic alliances with or invest in companies with complementary or strategic products or technologies in order to scale our business. We also continue to review and evaluate our existing product portfolio, operating structure and markets to determine the future viability of our existing products and market positions.

Unless otherwise indicated the following discussion pertains only to our continuing operations.

We focused on strengthening our market position through innovation and new products, which included delivering thirty new products over the past five quarters. We compete in the markets we serve on the basis of key technologies, ease-of-use and cost effectiveness as follows:

- *PCI, PCI-X and PCIe RAID Controllers.* We provide PCI, PCI-X and PCIe RAID controllers based on SCSI, SATA and SAS technologies that enable end users to use our data protection solutions independent of the host interface and disk interconnect technology. We have an established proprietary RAID code that we leverage across our hardware, providing customers with continuous data protection through a variety of advanced RAID levels and features. Our PCI, PCI-X and PCIe RAID controllers are primarily used in servers for DAS. In the fourth quarter of fiscal 2007, we introduced five new HBAs and RAID controllers based on emerging Serial ATA and SAS technologies, which offer PCIe connectivity.
- *Storage Systems.* We provide scalable and fixed capacity storage systems that offer capacity from 160 gigabytes to 66 terabytes. During fiscal 2007, the entire Snap Server product line was refreshed with new hardware designs and additional software applications for data protection. We now market five different

models of NAS systems to address a variety of small/medium enterprise and remote office needs. These NAS systems are based on a single software operating system and management platform, which are designed to make it easier for our customers to manage distributed storage systems across their organizations. Our GuardianOS operating system supports multiple protocols (CIFS, NFS, AFP, FTP, HTTP and iSCSI) as well as both block and file data types in a single solution.

- *Storage Software.* Our storage products include storage management software that enables customers and IT managers to easily manage storage across DAS and SAN environments, create IP SAN solutions and protect data (RAID) from disk drive failure, and software that facilitates the backup, recovery, replication and management of data. In the third quarter of fiscal 2007, we introduced a comprehensive software solution that enables system integrators and solution providers to transform industry-standard servers into powerful, fully functional IP storage solutions for SMBs. In the fourth quarter of fiscal 2006, we announced our Advanced Data Protection Suite, which includes unique RAID levels like RAID 1E, RAID-5EE, dual drive failure protection (RAID 6, 60), and the Copyback Hotspare feature. These features, that come standard on our new SATA, SAS and ROC-based Ultra 320 SCSI RAID controllers, allow our products to deliver a higher level of data protection. We also offer software that includes storage virtualization and Snapshot Backup functionality which, when combined with our hardware, helps to simplify storage management and increase data protection.
- *ASICs.* In fiscal 2005, we made a strategic decision to partner on the development of ASIC products containing I/O and RAID functionality. As a result, during our fiscal 2005, we entered into separate strategic alliances with Vitesse Semiconductor Corporation, or Vitesse, and ServerEngines LLP, or ServerEngines, whereby Vitesse and ServerEngines assumed responsibility for the design of certain ASICs. Although we are not currently utilizing products from Vitesse and ServerEngines LLP, we will continue to utilize ASICs from other third parties to allow us to better focus on our core strengths by delivering advanced data protection technology to our OEM and channel customers worldwide.
- *Solid Brand Equity.* We have been providing reliable storage access products for more than 20 years and have built a reputation for making complex storage technologies easy to use. We believe that these factors have provided us with strong brand recognition and customer loyalty.

We were incorporated in 1981 in California and completed our initial public offering in 1986. In March 1998, we reincorporated in Delaware. We are an S&P SmallCap 600 Index member. Our principal executive offices are located at 691 South Milpitas Boulevard, Milpitas, California 95035 and our telephone number at that location is (408) 945-8600. We also maintain our website at www.adaptec.com. The contents of this website are not incorporated in or otherwise to be regarded as part of this annual report.

Available Information

We make available free of charge through our Internet website at http://www.adaptec.com the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934..

Business Segment and Products Overview

In fiscal 2007, our DPS segment accounted for $209.9 million of our net revenues, our SSG segment accounted for $28.1 million of our net revenues and our DSG segment accounted for $17.2 million of our net revenues (See Note 18 of the Notes to Consolidated Financial Statements for further discussion of our segments' results).

Following are discussions of our key product offerings for our DPS, SSG and DSG businesses.

DPS

Components.

RAID Controllers and HBAs. In fiscal 2007, we enhanced our line of RAID controllers with the introduction of five Unified Serial Controllers for PCIe connectivity. Unified Serial RAID Controllers support both SATA and SAS disk drives with the same architecture. A single controller has the ability to attach to one or both drive types in a single system to provide a flexible solution for high capacity and low price points (SATA) or high reliability and performance (SAS) or a combination of both. This new family of products includes 4- and 8-port low-profile models, as well as 12- and 16-port designs. Another innovation is the dual path failover functionality for external data path redundancy. They are designed for bandwidth-intensive applications including media, email, and application servers, and deliver enhanced I/O performance, expanded scalability and high throughput. This new family of products enables our system builder customers to sell a wide range of solutions with a variety of price points using a single architecture.

Host I/O. Driven by market needs for capacity and data protection, the host I/O interfaces support various connectivity requirements between the central processor and internal and external peripherals, including external storage devices. Adaptec host I/O products provide customers with high-speed PCI, PCI-X, PCIe, SCSI, SAS or SATA connectivity. These technologies can be applied to a variety of applications, including storage of email, medical records, digital images, and financial transactions. We have provided next-generation SAS products to OEMs for testing and development.

Software

Our products incorporate software that simplifies data management and protection for businesses of all sizes. We distribute the software through various methods. Some of our software is licensed independent of the hardware to run on a range of products, including ours.

The primary software products that we license are as follows:

Host RAID. Host RAID technology allows our customers to leverage the I/O components already incorporated on their servers to connect them with RAID-provided low cost data protection. To date, such functionality has been considered important for mission critical data only. Host RAID enables customers not only to protect their data drives but also to include protection for the boot drives.

The following software products are available in combination with hardware or can be purchased as an upgrade.

RAID. Our RAID technology reduces a customer's dependence on the reliability of a single disk drive by duplicating data across multiple drives. We apply our RAID technology independent of the disk drive interface to provide data protection on SCSI, SATA and SAS disk drives. This independence enables our RAID software, firmware and hardware to be available across the full spectrum of servers from entry to enterprise. Our new RAID 6 solution can sustain two simultaneous drive failures in an array without downtime or data loss. IBM has standardized on Adaptec RAID 6 software as well as our Zero Channel SAS RAID controller for IBM's x366 xSeries servers. In fiscal 2006, we made this RAID technology available to the channel by incorporating it into our new SATA and SAS RAID controllers, as well as our current ROC-based U320 SCSI RAID controllers. Along with the Dual Drive Failure Protection (RAID 6, 60), the Advanced Data Protection Suite also includes Striped Mirror (RAID 1E) that extends RAID 1 data availability across an odd number of drives, Hot Space (RAID 5EE) that enhances RAID 5 performance by utilizing an extra drive, and Copyback Hot Spare that automatically reconfigures a system when a failed drive is replaced. Snapshot Backup, which allows users to create point-in-time copies of data, is an optional feature that customers may purchase to help streamline disaster recovery operations.

Adaptec Storage Manager. Adaptec Storage Manager is a single RAID storage management utility that enables customers and IT managers to easily manage storage across DAS and SAN environments. It allows the user to configure, expand, manage and monitor local and remote RAID storage from a single client workstation.

SSG

Storage Systems.

Fixed Capacity. Our Snap Server fixed capacity storage systems are ideal for SMBs or remote offices, and are available in three different plug-and-play desktop or rack mount designs and eight different fixed capacity levels from 160 gigabytes to 2 terabytes. Since the Snap Server 110, 210, and 410 models are designed to be easy to set up and maintain, they are regularly used in locations where there may not be any dedicated IT personnel. While offering small form factors, these products deliver high performance and offer a variety of software features through the GuardianOS operating system that can be customized with optional add-on software to cost-effectively meet the specific data protection and management needs of the customer.

Scalable. Our Snap Server scalable storage systems are ideal for SMBs that are experiencing rapid data growth. Two rack mount models, the Snap Server 520 and 650, provide base capacity between one and three terabytes, and a scalable capacity up to 66 terabytes using our S50 JBOD expansion arrays. These models have hot-swappable drives, dual hot-swappable power supplies, dual gigabit Ethernet ports with Ethernet teaming, 4-way OS boot and UPS support. Similar to the fixed capacity systems, they offer high performance through an AMD 64bit Dual Opteron Processor architecture and the GuardianOS operating system. These systems include value added software for supporting both block iSCSI and file data types, antivirus, snapshots, and BakBone NetVault backup software with Virtual Tape Library support.

Software

Data Protection. Adaptec offers several integrated and add-on software applications for the Snap Server product line that allow our customers to move, share, manage and protect their data. BakBone NetVault and support for third-party backup software are integrated into GuardianOS in order to facilitate disaster recovery operations. Snap EDR provides data replication across the company or across a public WAN. Snap EDR encrypts the data in transit for extra security and also allows customers to easily manage inventory and archive data stored remotely. StorAssure software continuously backs up files from desktop and laptop systems throughout the enterprise. Snap Server Manager software allows customers to manage all Snap Servers in the company from a single console.

DSG

Our DSG segment consisted of high-performance I/O connectivity, digital media products and flexible desktop storage and gaming products for users and professionals in the desktop PC and notebook aftermarket. Our connectivity products enabled connections between computers, peripherals and consumer electronic devices. Our digital media products, including video and Media Center products, enabled users to capture, create, manage and share television, digital audio and video on their computers, CDs and DVDs. With OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market, and the complexities of the retail channel, we decided not to invest further in our DSG segment and exited from the business at the end of fiscal 2007.

Sales, Marketing and Customers

We supply a broad range of storage products and maintain a sales, distribution, service and support infrastructure.

We sell through our sales force to distribution channels worldwide, which market our products under the Adaptec brand; they, in turn, sell to VARs, system integrators and retail customers. We provide training and support for our distribution customers and to VARs. We also sell board-based products and provide technical support to end users worldwide through major computer-product retailers. Sales to distribution customers accounted for approximately 45% of our total revenues in fiscal 2007.

We also sell our products through our sales force directly to OEMs worldwide who market our products under their brands. We work closely with our OEM customers to design and integrate current and next generation products to meet the specific requirements of end users. Our OEM sales force focuses on developing relationships with OEM customers. The sales process involved in gaining major design wins can be complex, lengthy, and expensive. Sales to these OEM customers accounted for approximately 55% of our total revenues in fiscal 2007.

We emphasize customer service as a key element of our marketing strategy and maintain application engineers at our corporate headquarters and in the field. This includes assisting current and prospective customers in the use of our products, and providing the systems-level expertise and software experience of our engineering staff to customers with particularly difficult design problems. A high level of customer service is also maintained through technical support hotlines, email and dial-in-fax capabilities.

Our primary distributors in fiscal 2007, in alphabetical order, were Bell Microproducts, CPI Computer Partner Handels GmbH, Ingram Micro and Tech Data. Our primary OEM customers in fiscal 2007, in alphabetical order, were Dell, Hewlett-Packard, Hitachi, IBM and SuperMicro Computer, Inc.

In fiscal 2007, IBM and Dell accounted for 34% and 13% of our total net revenues, respectively. In fiscal 2006, IBM and Dell accounted for 28% and 15% of our total net revenues, respectively. In fiscal 2005, IBM and Dell accounted for 24% and 14% of our total net revenues, respectively.

We have entered into several arrangements with IBM over the past several years. In May 2000, we entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002, and obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, we granted IBM a license to use all of our patents for the same period. A number of the licensed patents have either expired or are no longer significant to our product portfolio. If we should determine that it is necessary to extend the term of the patent license beyond June 30, 2007, we believe that we will be able to reach agreement with IBM for such an extension, without interruption to our business operations. In March 2002, we entered into a non-exclusive, perpetual technology licensing agreement and an exclusive three-year product supply agreement with IBM. The technology licensing agreement grants us the right to use IBM's ServeRAID technology for our internal and external RAID products. Under the product supply agreement, we deliver RAID software, firmware and hardware to IBM for use in IBM's xSeries servers. In June 2004, we completed an acquisition and licensing agreement with IBM for RAID intellectual property and the delivery of Adaptec RAID controllers for IBM's eServer iSeries and pSeries servers, or IBM i/p Series. In December 2004, we expanded the i/p Series relationship with IBM to deliver Adaptec-branded RAID controllers and connectivity products, which were previously branded as IBM, for IBM's i/p Series directly through IBM's sales channel. In September 2005, we sold the IBM i/p Series RAID business back to IBM. In addition, IBM purchased certain related inventory. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID business. For further discussion on agreements between us and IBM, please refer to Notes 2 and 16 to the Notes to Consolidated Financial Statements.

International

We maintain operations in eight foreign countries and sell our products in additional countries through various representatives and distributors. We believe this geographic diversity allows us to draw on business and technical expertise from an international workforce, provides both stability to our operations and diversifies revenue streams to offset geographic economic trends and offers us an opportunity to penetrate new markets.

A summary of our net revenue and net property, plant and equipment by geographic area is set forth in Note 18 in the Notes to Consolidated Financial Statements. We generated approximately 66% of our overall revenues in 2007 from outside of the United States. These sales include sales to foreign subsidiaries of U.S. companies. A majority of our revenues originating outside the United States was from commercial customers rather than foreign governments.

Competition

The markets for all of our products within the DPS and SSG segments are highly competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry and customer standards and competitive pricing pressures. Our competitive strategy is to continue to leverage our technical expertise and concentrate on delivering a comprehensive set of highly reliable, high performance storage and connectivity products with superior data protection that simplify storage management for organizations of all sizes. We design advanced features into our products, with a particular emphasis on data transfer rates, software-defined features and compatibility with major operating systems and most peripherals.

We believe the principal competitive factors in the markets for our DPS products are: product price versus performance, product features and functionality, reliability, technical service and support, scalability and interoperability and brand awareness. We compete primarily with product offerings from Applied Micro Circuits (3Ware), Areca, LSI Logic and Promise.

We believe the principal competitive factors in the markets for our SSG products are: product price versus performance, product features and functionality, ease-of-use, breadth of product line, reliability, technical service and support, value-added software functionality for data protection, management, and movement, and brand awareness. At the low end of the market, some of our Snap Server product line competes with product offerings from Buffalo, Iomega and LeCie. At the mid range of the market, some of our Snap Server product line competes with product offerings from Dell, Hewlett-Packard and Network Appliance.

Backlog

Due to industry practice that allows customers to change or cancel orders with limited advance notice prior to shipment, we do not believe that backlog as of any particular date is indicative of future sales. Our backlog for our continuing operations at March 31, 2007 was approximately $5.0 million, consisting of $4.5 million related to our DPS segment and $0.5 million related to our SSG segment. Our backlog for our continuing operations at March 31, 2006 was approximately $21.5 million, consisting of $20.2 million related to our DPS segment and $1.3 million related to our DSG segment, and excluded our backlog related to the Snap Server portion of our systems business that was previously included in discontinued operations in fiscal 2006. We typically receive orders for our products within two weeks or less of the desired delivery date and most orders are subject to rescheduling and/or cancellation with little or no penalty. We maintain remote inventory locations at many of our major OEMs' sites. Product ordering and delivery occur when the OEM customer accepts our product into their inventory.

Manufacturing

Beginning in the fourth quarter of fiscal 2006, we employed Sanmina-SCI Corporation to manufacture the majority of our products. We employ Surface Mount Technology Corporation, or SMTC, to manufacture certain of our ServeRAID products that are sold to IBM. We also employ SuperMicro and Universal Scientific Industrial Co., Ltd., or USI, to manufacture certain systems products. We believe that SMTC, SuperMicro, USI and Sanmina-SCI will be able to meet our anticipated needs for both current and future technologies.

Our final assembly and test operations for our ASIC products are performed by Amkor Technology and Advanced Semiconductor Engineering. Advanced Semiconductor Engineering also warehouses and ships our products on our behalf.

Intellectual Property

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secret laws. We encourage our engineers to document patentable inventions, and we have applied for and continue to apply for patents in the United States and in foreign countries. As of March 31, 2007, we had 409 issued patents, expiring between April 2007 and 2024, covering various aspects of our technologies. In addition, the Adaptec name and logo are trademarks or registered trademarks of ours in the United States and other countries. We believe our patents and other intellectual property rights have value, but we do not consider any single patent to be essential to our business. We also seek to maintain our trade secrets and confidential information by non-disclosure policies and through the use of appropriate confidentiality agreements.

In May 2000, we entered into a patent cross-license agreement with IBM. Under the agreement, we received a release from infringement claims prior to January 1, 2000 and received the right to use certain of IBM's patents through June 30, 2004. In consideration, we paid, in annual installments, an aggregate patent fee of $13.3 million through June 30, 2004, and we granted IBM a license to use all of our patents for the same period. In March 2002, the patent cross-license agreement was amended to extend the term to June 30, 2007. A number of the licensed patents have either expired or are no longer significant to our product portfolio. If we should determine that it is necessary to extend the term of the patent license beyond June 30, 2007, we believe that we will be able to reach agreement with IBM for such an extension, without interruption to our business operations.

Research and Development

We continually enhance our existing products and develop new products to meet changing customer demands. The high technology industry is characterized by rapid technological innovation, evolving industry standards, changes in customer requirements and new product introductions and enhancements. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain competitiveness and meet an expanding range of customer requirements. To achieve this objective, we intend to continue to leverage our technical expertise and product innovation capabilities to address storage-access products across a broad range of users and platforms. We also expect to continue to make acquisitions and investments where appropriate. We maintain a research and development center in Bangalore, India, which we expanded in fiscal 2007.

Approximately 44% of our employees are engaged in research and development. In fiscal 2007, 2006 and 2005, our research and development expenses were $56.6 million, or 22% of total net revenues, $68.2 million, or 20% of total net revenues, and $93.2 million, or 23% of total net revenues, respectively. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, amortization of purchased technology and subcontracting costs.

We entered into two strategic alliances in fiscal 2005 with ServerEngines and Vitesse related to a portion of our ASIC development. These alliances are further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although we are not currently utilizing products from Vitesse and ServerEngines, we will continue to utilize ASICs from other third parties to allow us to better focus on our core strengths by delivering advanced data protection technology to our OEM and channel customers worldwide.

We anticipate that we will continue to have significant research and development expenditures in the future in order to continue to offer innovative, high-quality products and services to maintain and enhance our competitive position. Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of RAID and virtual technologies supporting iSCSI, SATA and SAS connectivity.

Environmental Laws

Certain of our operations involve the use of substances regulated under various federal, state and international environmental laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments.

The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead. We believe that our products are RoHS compliant. However, if any of our products that are designated to be RoHS compliant are deemed to be non-compliant, we may suffer a loss of revenue, be unable to sell affected products in certain markets or countries and be at a competitive disadvantage.

Similar legislation has been or may be enacted in other jurisdictions and countries. If our products become non-compliant with the various environmental laws and regulations, we could incur substantial costs which could negatively affect our results of operations and financial position. For example, in fiscal 2006, we recorded an excess inventory expense of $1.9 million related to the transition of our products to comply with the RoHS Directive.

Employees

As of March 31, 2007, we had 598 employees. We believe that we currently have favorable employee relations. None of our employees are represented by a collective bargaining agreement, nor have we ever experienced work stoppages.

Item 1A. *Risk Factors*

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

The impact of contract negotiations with our large OEM customers, industry technology transitions and market acceptance of our new products could cause our quarterly revenues to continue to decline. We depend on a small number of large OEM customers for a significant portion of our revenues, and we are engaged in contract negotiations concerning product specifications and price. These negotiations may prove to be unfavorable. We are also experiencing a significant impact on our revenues as the industry transition from parallel to serial connectivity, as the revenue we generate from sales of our serial products has not grown at a fast enough rate to offset declines in sales of our parallel products; we expect this trend to continue in future periods. In addition, the development of new products may not gain sufficient market acceptance or contribute significantly to revenue. These factors, individually or in the aggregate, could cause our quarterly revenues to continue to decline.

In order to execute our strategies, we may acquire, enter into strategic alliances with, or invest in companies with complementary or strategic products or technologies. Costs associated with these acquisitions or strategic alliances may adversely affect our results of operations. This impact could be exacerbated if we are unable to integrate the acquired companies, products or technologies. We may pursue acquisitions, and perhaps other strategic transactions, in order to scale our business as sales of our core parallel products continue to decline. In order to be successful in the acquisitions, strategic alliances or investments that we may make, we must:

- Conduct acquisitions, strategic alliances or investments that enhance our time to market with new products;
- Successfully prevail over competing bidders for target acquisitions at an acceptable price;
- Invest in companies and technologies that contribute to the profitable growth of our business;
- Integrate acquired operations into our business and maintain uniform standards, controls and procedures;
- Retain the key employees of the acquired operations; and
- Develop the capabilities necessary to exploit newly acquired technologies.

The benefits of any acquisitions, strategic alliances or investments may prove to be less than anticipated and may not outweigh the costs reported in our financial statements, and we may not obtain the operational leverage or realize the improvements we intend or desire with the actions we take.

Completing any potential future acquisitions, strategic alliances or investments could cause significant diversions of management time and resources and divert focus from the activities of our current operations. We may encounter difficulty in integrating and assimilating the operations and personnel of the acquired companies into our operations or the acquired technology and rights into our services. We may also lack the experience or expertise in the new products and markets, which may impair the relationships with customers or suppliers of the acquired business. The acquisition of new operations may require us to develop additional internal controls to support these new operations. We may experience material deficiencies or weaknesses in our internal control over financial reporting as a result of the addition of new operations or due to changes to our internal controls, which could have a material impact on our results of operations when corrected. Additionally, we may not be successful in overcoming these risks or any other problems encountered in connection with these or other acquisitions, strategic alliances or investments, which could result in an adverse impact on our ability to develop or even sustain the acquired business.

If we acquire new businesses, products or technologies in the future, we may be required to assume warranty claims or other contingent liabilities, including liabilities unknown at the time of acquisition, and amortize significant amounts of other intangible assets and, over time, recognize significant charges for impairment of goodwill, other intangible assets or other losses.

If we consummate any potential future acquisitions in which the consideration consists of stock or other securities, our existing stockholders' ownership may be significantly diluted. If we proceed with any potential future acquisitions in which the consideration is cash, we may be required to use a substantial portion of our available cash. If we were to use a substantial portion of our available cash, we might need to repatriate cash from our subsidiaries, which may cause us to incur additional income taxes at up to the United States Federal statutory rate of 40%. In addition, we may be required to invest significant resources in order to perform under a strategic alliance or to complete an acquisition or investment, which could adversely affect our results of operations, at least in the short-term, even if we believe the acquisition, strategic alliance or investment will benefit us in the long-term.

If we are not successful in completing an acquisition or strategic alliance or investing in companies with complementary or strategic products or technologies, our future growth may be hindered. In order to scale our operations relative to our cost basis, we may need to identify attractive acquisition or strategic alliance candidates and complete a transaction with them. If we fail to identify and complete a successful acquisition or strategic alliance, we expect that our revenues will continue to decline and we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our financial results.

As our revenue base continues to decline from our current operations, we may choose to exit or divest some or a substantial portion of our current operations to focus on new opportunities. Our management team continuously reviews and evaluates our product portfolio, operating structure and markets to determine the future viability of our existing products and market positions. We may determine that the infrastructure and expenses necessary to sustain an existing business or product offering is greater than the potential contribution margin that will be obtainable in the future. As a result, we may determine that it is in our interest to exit or divest such existing business or product offering.

Actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, and may not have the long-term beneficial results that we intend. Our management team continuously reviews and evaluates all aspects of our business, including our product portfolio, our relationships with strategic partners and our research and development focus to better scale our operations relative to our cost basis.

The actions that we have taken and the actions that we are considering could adversely affect our business and financial results in the short-term, may not have the long-term beneficial results that we intend and could result in the following:

- Loss of customers;
- Loss of employees;
- Increased dependency on suppliers;
- Supply issues;
- Reduced revenue base;
- Impairment of our assets;
- Increased operating costs;

- Material restructuring charges; and
- Liquidity.

Our dependence on new products may cause our net revenues to fluctuate or decline. Our future success significantly depends upon our completing and introducing enhanced and new products at competitive prices and performance levels in a timely manner. The success of new product introductions depends on several factors, including the following:

- Designing products to meet customer needs;
- Product costs;
- Timely completion and introduction of new product designs;
- Quality of new products;
- Differentiation of new products from those of our competitors; and
- Market acceptance of our products.

Our product life cycles in each of our segments may be as brief as 12 months. As a result, we believe that we will continue to incur significant expenditures for research and development in the future. We may fail to identify new product opportunities and may not develop and bring new products to market in a timely manner. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive, or our targeted customers may not select our products for design or integration into their products. The failure of any of our new product development efforts could have an adverse effect on our business and financial results.

We have introduced RAID-enabled products based on the next generation SATA technology and delivered our products based on SAS technology to certain major OEMs for testing and integration. We will not succeed in generating significant revenues from our new SATA and SAS technology products if the market does not adapt to these new technologies, which would, over time, adversely affect our net revenues and operating results.

We depend on contract manufacturers and subcontractors, and if they fail to meet our manufacturing needs, it could delay shipments of our products and result in the loss of customers or revenue and increased manufacturing costs, which would have an adverse effect on our results. We rely on contract manufacturers for manufacturing our products and subcontractors for the assembly and packaging of the integrated circuits included in our products. On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI, whereby Sanmina-SCI upon the closing of the transaction on January 9, 2006, assumed manufacturing operations for a majority of our products. The transition of the manufacturing facilities has not gone as well as expected, as Sanmina-SCI experienced material shortages that impacted its ability to meet delivery commitments on a consistent basis, which negatively impacted our revenues and operating results in the first quarter of fiscal 2007. We continued to see an impact in our channel penetration in the second and third quarters of fiscal 2007 as a result of not meeting the demands in the first quarter of fiscal 2007. If Sanmina-SCI is unwilling or unable to meet our supply needs, we could lose customers or revenue and incur increased manufacturing costs, which would have an adverse effect on our results. Due to the nature of this relationship, and the continuous changes in the prices of components and parts, we are in ongoing negotiations with our contract manufacturers concerning product pricing. Any adverse outcome of future disputes concerning product pricing could adversely impact our gross margins. We have no long-term agreements with our assembly and packaging subcontractors. We also employ SMTC to manufacture certain ServeRAID products, SuperMicro and USI to manufacture certain systems products, and Amkor Technology and Advanced Semiconductor Engineering to final assemble and test operations related to our ASIC products. We cannot assure you that these subcontractors will continue to be able and willing to meet our requirements for these components or services. Any significant disruption in supplies from or degradation in the quality of components or services supplied by these contract manufacturers and subcontractors could delay shipments and result in the loss of customers or revenues, which could have an adverse effect on our financial results.

Because our sales are made by means of standard purchase orders rather than long-term contracts, if demand for our customers' products declines or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us or reduce their levels of purchases from us. The volume and timing of orders received during a quarter are difficult to forecast. Our customers generally order based on their forecasts and they frequently encounter uncertain and changing demand for their products. If demand falls below such forecasts or if our customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our customers have from time to time in the past canceled or rescheduled shipments previously ordered from us, and we cannot assure you that they will not do so in the future. For example, in the third quarter of fiscal 2007, the demand for our products from certain OEM customers substantially declined from their initial forecast, which adversely affected our operating results. As our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. Historically, we have set our operating budget based on forecasts of future revenues because we do not have significant backlog. Because much of our operating budget is relatively fixed in the short-term, if revenues do not meet our expectations, then our financial results will be adversely affected.

If we fail to adequately forecast demand for our products, we may incur excess product inventory costs and our financial results will be adversely affected. We have a three-year contract manufacturing agreement with Sanmina-SCI to manufacture a majority of our products. As the sales of our products are completed through standard purchase orders rather than long-term contracts, we provide our contract manufacturer forecasts based on anticipated future demand from our customers. To the extent that our customers' demands fall below their initial forecast and we are unable to sell the product to another customer, and because our purchase commitment lead time to manufacture products with the contract manufacturer is longer than the lead time for a customer to cancel or reschedule an order, we may be exposed to excess product inventory costs and our financial results will be adversely affected. For example, in the third quarter of fiscal 2007, we incurred inventory-related charges due to a significant decline in our revenue stream.

We depend on a few key customers and the loss of any of them could significantly reduce our net revenues. Historically, a small number of our customers has accounted for a significant portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. In addition, our largest customers have begun accounting for an increasingly greater percentage of our net revenues, which could magnify the effects if one of these customers elected to reduce or eliminate their purchases from us. For example, in fiscal 2007, IBM and Dell accounted for 34% and 13% of our total net revenues, respectively, whereas in fiscal 2006, IBM and Dell accounted for 28% and 15% of our total net revenues, respectively. We believe that our major customers continually evaluate whether or not to purchase products from alternate or additional sources. Additionally, customers' economic and market conditions frequently change. Accordingly, we cannot assure you that a major customer will not reduce, delay or eliminate its purchases from us, which would likely cause our revenues to decline. For example, in the third quarter of fiscal 2007, we experienced a significant decrease in revenue compared to forecasts from IBM, which adversely affected our operating results. In addition, we do not carry credit insurance on our accounts receivables and any difficulty in collecting outstanding amounts due from our customers, particularly customers that place larger orders or experience financial difficulties, could adversely affect our revenues and our net income. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all.

Our operating results have fluctuated in the past, and are likely to continue to fluctuate, and if our future results are below the expectations of investors or securities analysts, the market price of our common stock would likely decline significantly. Our quarterly operating results have fluctuated in the past, and are likely to vary significantly in the future, based on a number of factors related to our industry and the markets for our products. Factors that are likely to cause our operating results to fluctuate include those discussed in this Risk Factors section. In fiscal 2007, our operating results were materially impacted by an impairment charge of intangible assets for $13.2 million.

Our operating expenses are largely based on anticipated revenues, and a large portion of our expenses, including facility costs and salaries, are fixed in the short term. As a result, lower than anticipated revenues for any reason could cause significant variations in our operating results from quarter to quarter.

Due to the factors summarized above, and the other risks described in this section, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. In the event that our operating results fall below the expectations of securities analysts or investors, the market price of our common stock could decline substantially.

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment. Adverse economic conditions in some markets may impact our business, which could result in:

- Reduced demand for our products;
- Increased price competition for our products;
- Increased risk of excess and obsolete inventories; and
- Higher operating costs as a percentage of revenues.

Demand for our products would likely be negatively affected if demand in the server and network storage markets declines. For example, demand in the server market declined slightly in fiscal 2002 and fiscal 2003, which contributed to a decline in our net revenues. It is difficult to predict future server sales growth, if any. In addition, other technologies may replace the technologies used in our existing products and the acceptance of our products using new technologies in the market may not be widespread, which could adversely affect our revenues.

We have in the past obtained cash from capital market financing, and if we need to seek additional financing, it may not be available on favorable terms. In order to finance strategic acquisitions, capital asset acquisitions and other general corporate needs, we have in the past relied, in part, on the capital markets. Historically, we have been able to access capital markets, but this does not necessarily guarantee that we will be able to access these markets in the future or at terms that are acceptable to us. The availability of capital in these markets is affected by several factors, including geopolitical risk, the interest rate environment and the condition of the economy as a whole. In addition, our own operating performance, capital structure and expected future performance impacts our ability to raise capital. For example, in the third quarter of fiscal 2006, Standard and Poor's Ratings Services downgraded our subordinated debt rating from B- to CCC+. We believe that our current cash, cash equivalents, short-term investments and future cash provided by operations will be sufficient to fund our needs for at least the next twelve months. However, if our operating performance falls below expectations, we may need additional funds, which may not be available on favorable terms, if at all.

We may be subject to a higher effective tax rate that could negatively affect our results of operations and financial position. We are subject to income and other taxes in the United States and in the foreign taxing jurisdictions in which we operate. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation and is subject to audit and redetermination by the taxing authorities. Although we believe our tax estimates are reasonable, the following factors could cause our effective tax rate to be materially different than tax amounts recorded in our consolidated financial statements:

- The jurisdiction in which profits are determined to be earned and taxed;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Changes in available tax credits;
- Changes in share-based compensation expense;
- Changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and

- The resolution of issues arising from tax audits with various tax authorities.

The factors noted above may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made.

We held approximately $93.8 million of cash, cash equivalents and marketable securities at our subsidiaries in Singapore and Cayman Licensing at March 31, 2007. During the fourth quarter of fiscal 2005, we repatriated $360.6 million of cash from Singapore to the United States in connection with the American Jobs Creation Act of 2004 which provides a one-time deduction of 85% for certain dividends from controlled foreign corporations. If the amount repatriated does not qualify for the one-time deduction, we could incur additional income taxes at up to the United States Federal statutory rate of 35%, which would negatively affect our results of operations and financial condition.

The migration of our international operations from one country to another involves risks, which may require us to record additional tax reserves. We migrated certain foreign operations from Singapore to the Republic of Ireland and the Cayman Islands during the third quarter of fiscal 2007. There are inherent uncertainties associated with the tax implications of these migrations in our foreign tax jurisdictions. These uncertainties may result in a requirement to record additional tax reserves, and the ultimate outcome of these potential additional reserves may have an adverse affect on our future cash flows and financial results.

Our operations depend on key personnel, the loss of whom could affect the growth and success of our business. In order to be successful, we must retain and motivate our executives, our principal engineers and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Competition for experienced management, technical, marketing and support personnel such as these remains intense. Each of these personnel is an "at-will" employee, and, as a result, these employees could terminate their employment with us at any time without penalty and may go to work for one or more of our competitors. The loss of any of these key employees could have a significant impact on our operations. We also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to morale challenges posed by workforce reductions and general uncertainty.

Our reliance on industry standards and technological changes in the marketplace may cause our net revenues to fluctuate or decline. The computer industry is characterized by various, evolving standards and protocols. We design our products to conform to certain industry standards and protocols such as the following:

Technologies:

- AFP
- ATA
- CIFS
- Fibre channel
- FireWire/1394
- FTP
- HTTP
- IPsec
- iSCSI
- NFS
- PCI
- PCIe
- PCI-X
- RAID
- SAS
- SATA
- SCSI
- SMI-S
- Ultra DMA
- USB

Operating Systems:

- Linux
- Macintosh
- Netware
- OS/2
- UNIX
- Windows

If user acceptance of these standards declines, or if new standards emerge, and if we do not anticipate these changes and develop new products, these changes could adversely affect our business and financial results.

If we lose the cooperation of other hardware and software producers whose products are integral to ours, our ability to sustain or grow our revenues could be adversely affected. We must design our products to operate effectively with a variety of hardware and software products supplied by other manufacturers, including the following:

- I/O and RAID ASICs;
- Microprocessors;
- Peripherals;
- Operating system software;
- Server motherboards; and
- Enclosures.

We depend on significant cooperation from these manufacturers to achieve our design objectives and develop products that operate successfully with their products. These companies could, from time to time, elect to make it more difficult for us to design our products for successful operability with their products. For example, if one or more of these companies were to determine that as a result of competition or other factors, our products would not be broadly accepted by the markets we target, these companies may no longer work with us to plan for new products and new generations of our products, which would make it more difficult to introduce products on a timely basis or at all. Further, some of these companies might decide not to continue to offer products that are compatible with our technology and our markets could contract. If any of these events were to occur, our revenue and financial results could be adversely affected.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business. We may from time to time be subject to various state, federal, and international laws and regulations governing the environment, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. For example, the European Parliament enacted the RoHS directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead. We recorded an excess inventory expense of $1.9 million in fiscal 2006 related to the transition of our products to comply with the RoHS directive. If any of our products that are designated to be RoHS compliant are deemed to be non-compliant, we may suffer a loss of revenue, be unable to sell affected products in certain markets or countries and be at a competitive disadvantage.

Similar legislation has been or may be enacted in other jurisdictions and countries. If our products become non-compliant with the various environmental laws and regulations, we could incur substantial costs which could negatively affect our results of operations and financial position.

If we do not provide adequate support during our customers' design and development stage, or if we are unable to provide such support in a timely manner, we may lose revenues to our competitors. Certain of our products are designed to meet our customers' specifications and, to the extent we are not able to meet these expectations in a timely manner or provide adequate support during our customers' design and development stage, our customers may choose to buy similar products from another company. If this was to occur, we may lose revenues and market share to our competitors.

If we are unable to compete effectively, our net revenues could be adversely affected. The markets for all of our products are intensely competitive and are characterized by the following:

- Rapid technological advances;
- Frequent new product introductions;

- Evolving industry standards; and
- Price erosion.

Consequently, we must continue to enhance our products on a timely basis to keep pace with market demands. If we do not do so, or if our competition is more effective in developing products that meet the needs of our existing and potential customers, we may lose market share and not participate in the future growth of our target markets. For example, intense competition in the transition from products employing Ultra 160 technology to products employing Ultra 320 technology has adversely affected revenues from our SCSI products. In addition, revenues for our SATA products sold to our OEM customers has declined and we expect these revenues to continue to decline, as our products are at the end of their life cycles and certain of our customers have moved to other suppliers to obtain the next generation SATA technologies.

The future success of our DPS segment will depend on the level of acceptance of our RAID products and products based on the next generation SAS technologies by new and existing customers, and the future success of our SSG segment will depend on the continued acceptance and growth of our Snap Server products. Our future operating results will also be influenced by our ability to participate in the development of the network storage market in which we face intense competition from other companies that are also focusing on networked storage products. If we experience an incremental decline in our revenues beyond the declines anticipated, and we are unable to effectively manage our inventory levels, we may be required to record additional inventory-related charges, which would adversely impact our gross margins.

We cannot assure you that we will have sufficient resources to accomplish all of the following:

- Satisfy any growth in demand for our products;
- Make timely introductions of new products;
- Compete successfully in the future against existing or potential competitors;
- Provide OEMs with design specifications in a timely manner; or
- Prevent price competition from eroding margins.

If there is a shortage of components used in our customers' products, our sales may decline, which could adversely affect our results of operations and financial position. If our customers are unable to purchase certain components which are embedded into their products, their demand for our products may decline. In addition, we or our customers may be impacted by component shortages if components that comply with the RoHS Directive are not available. Similar shortages of components used in our products or our customers' products could adversely affect our net revenues and financial results in future periods.

Product quality problems could lead to reduced revenues and gross margins. We produce highly complex products that incorporate leading-edge technologies, including both hardware and software. Software often contains "bugs" which can interfere with expected operations. We cannot assure you that our pre-shipment testing programs will be adequate to detect all defects which might interfere with customer satisfaction, reduce sales opportunities, or affect our gross margins if the costs of remedying the problems exceed reserves established for that purpose. An inability to cure a product defect could result in the failure of a product line, and withdrawal, at least temporarily, from a product or market segment, damage to our reputation, inventory costs, product reengineering expenses, and a material impact on revenues and gross margins.

We currently purchase all of the finished production silicon wafers used in our products from wafer suppliers, and if they fail to meet our manufacturing needs, it would delay our production and our product shipments to customers and negatively affect our operations. Independent foundries manufacture to our specifications all of the finished silicon wafers used for our products. We currently purchase finished production silicon wafers used in our products from Taiwan Semiconductor Manufacturing Company, or TSMC. The manufacture of semiconductor devices is sensitive to a wide variety of factors, including the following:

- The availability of raw materials;

- The availability of manufacturing capacity;
- Transition to smaller geometries of semiconductor devices;
- The level of contaminants in the manufacturing environment;
- Impurities in the materials used; and
- The performance of personnel and equipment.

We cannot assure you that manufacturing problems may not occur in the future. A shortage of raw materials or production capacity could lead our wafer suppliers to allocate available capacity to other customers. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely deliveries would delay our production and our product shipments, and could have an adverse effect on our business and financial results. We expect that our wafer suppliers will continually seek to convert their processes for manufacturing wafers to more advanced process technologies. Such conversions entail inherent technological risks that can affect yields and delivery times. If for any reason the wafer suppliers we use are unable or unwilling to satisfy our wafer needs, we will be required to identify and qualify additional suppliers. Additional wafer suppliers may be unavailable, may take significant amounts of time to qualify or may be unable to satisfy our requirements on a timely basis.

We depend on the efforts of our distributors, which if reduced, could result in a loss of sales of our products in favor of competitive offerings. We derived approximately 45% of our revenues for fiscal 2007 from independent distributor and reseller channels. Our financial results could be adversely affected if our relationships with these distributors or resellers were to deteriorate or if the financial condition of these distributors or resellers were to decline.

Our distributors generally offer a diverse array of products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling products from other suppliers. A reduction in sales efforts by our current distributors could adversely affect our business and financial results. For example, some of our distributors threatened to stop selling our products or make pricing of our products non-competitive if we did not agree to absorb their costs to comply with the RoHS and the Waste Electrical and Electronic Equipment Directives with respect to our products. Our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they anticipate, our distributors will decrease the size of their product orders. If we decrease our price protection or distributor-incentive programs, our distributors may also decrease their orders from us. In addition, we have from time to time taken actions to reduce levels of products at distributors and may do so in the future. These actions may affect our net revenues and negatively affect our financial results.

If we do not meet our restructuring objectives, we may have to implement additional plans in order to reduce our operating costs and may, as a result, incur additional material restructuring charges. We have implemented several restructuring plans to reduce our operating costs and recorded related restructuring charges of $3.7 million, $10.4 million and $5.9 million, in fiscal years 2007, 2006 and 2005, respectively. The restructuring plans primarily involved the reduction of our workforce and the closure of certain facilities, which included our manufacturing operations in Singapore. The goals of these plans were to support future growth opportunities, focus on investments that grow revenues and increase operating margins. If we do not meet our restructuring objectives, we may have to implement additional restructuring plans to reduce our operating costs, which could cause us to incur material restructuring charges. Further, these restructuring plans may not achieve the original goals we had in implementing them resulting in a potential adverse effect on employee capabilities that could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our products.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. Some of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, including, for example, the GNU General Public License, or GPL, GNU Lesser General Public License, or LGPL, the Mozilla

Public License, the BSD License, and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, that we provide notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses, be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

Our international operations involve a number of political, economic and other risks that could adversely affect our ability to sell our products in certain countries, create local economic conditions that reduce demand for our products among our target markets and expose us to potential disruption in the supply of necessary components. Our international operations and sales are subject to political and economic risks, including political instability, currency controls, and changes in import/export regulations, tariffs and freight rates. We maintain a research and development center in Bangalore, India, which we expanded in fiscal 2007. Many of our subcontractors are primarily located in Asia and we have sales offices and customers located throughout Europe, Japan and other countries. In addition, because our primary wafer supplier, TSMC, is located in Taiwan, we may be subject to certain risks resulting from political instability in Taiwan, including conflicts between Taiwan and the People's Republic of China. These and other international risks could result in the creation of political or other non-economic barriers to our being able to sell our products in certain countries, create local economic conditions that reduce demand for our products among our target markets, expose us to potential disruption in the supply of necessary components or otherwise adversely affect our ability to generate revenue and operate effectively. In addition, the operations of our remote locations are subject to management oversight and control. If our business practices and corporate controls are not adhered to worldwide, our business and financial results could be adversely affected.

We depend on third parties to transport our products. We rely on independent freight forwarders to move our products between manufacturing plants and our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, terrorism, natural disasters and accidents, could adversely affect our business, financial condition and results of operations and ultimately impact our relationship with our customers.

If the carrying value of our long-lived assets is not recoverable, an impairment loss must be recognized which would adversely affect our financial results. Certain events or changes in circumstances would require us to assess the recoverability of the carrying amount of our long-lived assets. For example, in fiscal 2007, we recorded an impairment charge of $13.2 million on intangible assets related to our decision to retain and operate the Snap Systems portion of the systems business. In fiscal 2006, we recorded a goodwill impairment charge of $90.6 million related to our DPS segment and an impairment charge of $10.0 million to write-down the Snap Systems portion of the systems business' long-lived assets to fair value. In fiscal 2005, we recorded a goodwill impairment charge of $52.3 million related to our former Channel segment. We will continue to evaluate the recoverability of the carrying amount of our long-lived assets, and we may incur substantial impairment charges in the future which could adversely affect our financial results.

If actual results or events differ materially from those contemplated by us in making estimates and assumptions, our reported financial condition and results of operations for future periods could be materially affected. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For example, we have identified key accounting estimates in our Critical Accounting Policies in this Annual Report on Form 10-K, which include revenue recognition, inventory, goodwill, stock-based compensation and income taxes. Furthermore, Note 1 of the Notes to Consolidated Financial Statements in Annual Report on Form 10-K describes the significant accounting policies essential to preparing our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively. Although we actively maintain and defend our intellectual property rights, we may be unable to adequately protect our proprietary rights. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia and Europe, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Because we conduct a substantial portion of our operations outside of the United States and sell to a worldwide customer base, we are more dependent on our ability to protect our intellectual property in international environments than would be the case if a larger portion of our operations were domestic.

Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business and ability to compete effectively. We have from time to time discovered counterfeit copies of our products being manufactured or sold by others. Although we have programs to detect and deter the counterfeiting of our products, significant availability of counterfeit products could reduce our revenues and damage our reputation and goodwill with customers.

Third parties may assert infringement claims against us, which may be expensive to defend and could divert our resources. From time to time, third parties assert exclusive patent, copyright and other intellectual property rights to our key technologies, and we expect to continue to receive such claims in the future. For example, in fiscal 2005, we, Nevada SCSI Enterprises, Inc. and Thomas A. Gafford (jointly, "NSE") entered into a license and release agreement, pursuant to which we paid NSE $1.7 million as a one-time, fully paid-up license fee to settle NSE's claims that some of our products infringed certain patents. In addition, we entered into a patent cross-license agreement with IBM in May 2000. Under this agreement, which was amended in March 2002, we received a release from infringement claims prior to January 1, 2000 and received the right to use certain of IBM's patents through June 30, 2007. In consideration, we paid, in annual installments, an aggregate patent fee of $13.3 million. A number of the licensed patents have either expired or are no longer significant to our product portfolio. If we should determine that it is necessary to extend the term of the patent license beyond June 30, 2007, we believe that we will be able to reach agreement with IBM for such an extension, without interruption to our business operations. The risks of our receiving additional claims from third parties may be increased in periods such as the one that we are currently entering where we are beginning to offer product lines employing new technologies relative to our existing products.

We cannot assure you that third parties will not assert other infringement claims against us, directly or indirectly, in the future, that assertions by third parties will not result in costly litigation or that we would prevail in such litigation or be able to license any valid and infringed intellectual property from third parties on commercially reasonable terms. These claims may be asserted in respect of intellectual property that we own or that we license from others. In addition to claims brought against us by third parties, we may also bring litigation against others to protect our rights. Intellectual property litigation, regardless of the outcome, could result in substantial costs to us and diversion of our resources and management time and attention, and could adversely affect our business and financial results.

We may be required to pay additional federal income taxes which could negatively affect our results of operations and financial position. We were subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities on all outstanding audit issues. However, the tax provision continues to reflect judgment and estimation regarding components of the settlement such as interest calculations and the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention. From time to time we are subject to litigation or claims that could negatively affect our business operations and financial position. Such disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention, and could negatively affect our business operations and financial position.

We are exposed to fluctuations in foreign currency exchange rates. Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in non-United States currency exchange rates. These exposures may change over time as business practices evolve and could have an adverse impact on our financial results and cash flows. Historically, our exposures have related to non-dollar-denominated operating expenses in Europe and Asia. We began Euro-denominated sales to our distribution customers in the European Union in the fourth quarter of fiscal 2003. An increase in the value of the dollar could increase the real cost to our customers of our products in markets outside the United States where we sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement.

We hold minority interests in privately held venture funds, and if these venture funds face financial difficulties in their operations, our investments could be impaired. We continue to hold minority interests in privately held venture funds. At March 31, 2007, the carrying value of such investments aggregated $2.0 million. We have also committed to provide additional funding of up to $0.1 million. These investments are inherently risky because these venture funds invest in companies that may still be in the development stage or depend on third parties for financing to support their ongoing operations. In addition, the markets for the technologies or products of these companies are typically in the early stages and may never develop. If these companies do not have adequate cash funding to support their operations, or if they encounter difficulties developing their technologies or products, the venture funds' investments in these companies may be impaired, which in turn, could result in impairment of our investment in these venture funds. For example, in fiscal 2007, we recorded a charge of $0.9 million relating to an other-than-temporary decline in value of a minority investment.

Changes in securities laws and regulations have increased and may continue to increase our costs. Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we devote resources to respond to their requirements. In particular, we incurred additional administrative expense to implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting.

In addition, the NASDAQ Global Market, on which our common stock is listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

Internal control deficiencies or weaknesses that are not yet identified could emerge. Over time we may identify and correct deficiencies or weaknesses in our internal control over financial reporting and, where and when appropriate, report on the identification and correction of these deficiencies or weaknesses. However, the internal control procedures can provide only reasonable, and not absolute, assurance that deficiencies or weaknesses are identified. Deficiencies or weaknesses that are not yet identified could emerge, and the identification and corrections of these deficiencies or weaknesses could have a material impact on our results of operations.

Internal control issues that appear minor now may later become material weaknesses. We are required to publicly report on deficiencies or weaknesses in our internal control over financial reporting that meet a materiality standard as required by law and related regulations and interpretations. Management may, at a point in time, accurately categorize a deficiency or weakness as immaterial or minor and therefore not be required to publicly report such deficiency or weakness. Such determination, however, does not preclude a change in circumstances such that the deficiency or weakness could, at a later time, become a material weakness that could have a material impact on our results of operations.

We may encounter natural disasters, which could cause disruption to our employees or interrupt the manufacturing process for our products. Our operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenues and financial condition and increase our costs and expenses. Our corporate headquarters are located in California, near major earthquake faults. Additionally, our primary wafer supplier, TSMC, is located in Taiwan, which has experienced significant earthquakes in the past. A severe earthquake could cause disruption to our employees or interrupt the manufacturing process, which could affect TSMC's ability to supply wafers to us, which would negatively affect our business and financial results. The ultimate impact on us and our general infrastructure of being located near major earthquake faults is unknown, but our net revenues and financial condition and our costs and expenses could be significantly impacted in the event of a major earthquake.

Manmade problems such as computer viruses or terrorism may disrupt our operations and harm our operating results. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have an adverse effect on our business, operating results, and financial condition. In addition, the effects of war or acts of terrorism could have an adverse effect on our business, operating results, and financial condition. In addition, as a company with headquarters and significant operations located in the United States, we may be impacted by actions against the United States. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

We may experience significant fluctuations in our stock price, which may, in turn, significantly affect the trading price of our convertible notes. Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in our operating results, the published expectations of securities analysts and as a result of announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of such companies. In addition, the price of our securities may also be affected by general global, economic and market conditions and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the price of our outstanding 3/4% Convertible Senior Subordinated Notes due in 2023, or the 3/4% Notes, and the likelihood of the 3/4% Notes being converted into our common stock.

Our charter documents and Delaware law contain anti-takeover provisions that could prevent, discourage or delay a change in control or management, which may affect the price of our common stock. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include completing procedural requirements for stockholders holding 5% of voting shares to take action by written consent and restricting the ability of stockholders to call special meetings. In addition, the indenture relating to the ¾% Notes provides that in the event of certain changes in control, each holder of the 3/4% Notes will have the right to require us to repurchase such holder's ¾% Notes at a price equal to the principal amount of the ¾% Notes being purchased, plus any accrued and unpaid interest. We are also subject to provisions of Section 203 of the Delaware General

Corporation Law which prohibits us from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. This restriction could have the effect of delaying or preventing a change of control or management.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

As of March 31, 2007, we owned and leased various properties in the United States and in foreign countries totaling approximately 701,000 square feet, of which approximately 409,000 square feet were leased/subleased or available to lease/sublease to third parties. The building leases expire at varying dates through fiscal 2012 and include renewals at our option. Our headquarters are located in Milpitas, California, which includes research and development, technical support, sales, marketing and administrative functions. In addition, we lease buildings in Florida, Minnesota, New Hampshire, North Carolina, Texas and Washington. We use these properties primarily for research and development, technical support, sales and marketing functions. Internationally, we operate in Australia, China, England, Germany, India, Ireland, Japan and Singapore. We use these properties primarily for research and development, technical design, technical support and sales functions.

The table below is a summary of the facilities we owned and leased at March 31, 2007:

	United States	Other Countries	Total
		(in square feet)	
Owned Facilities	279,000[a]	—	279,000
Leased Facilities	354,000[b]	68,000[c]	422,000
Total Facilities	633,000	68,000	701,000

(a) Approximately 175,000 square feet are classified as assets held for sale. There are leases on a portion of these facilities of approximately 51,000 square feet and approximately 54,000 square feet are available for lease.

(b) There are subleases on a portion of these facilities of approximately 230,000 square feet and approximately 62,000 square feet are available for lease.

(c) Approximately 12,000 square feet are available for sublease.

We do not separately track our major facilities by segments nor are the segments evaluated under these criteria. Substantially all of the properties are used at least in part by more than one of our segments and we retain the flexibility to use each of the properties in whole or in part for each of the segments.

In May 2007, subsequent to fiscal year-end, we completed the sale of some of our properties, which included three owned buildings, including associated building improvements and property, plant and equipment that were previously classified as held for sale. Net proceeds from the sale of the properties aggregated $19.0 million, which exceeded our carrying value of $12.3 million. As a result, a gain on the sale of the properties of $6.7 million will be recorded in the first quarter of fiscal 2008 to "Other charges (gains)" in the Unaudited Condensed Consolidated Statements of Operations.

We believe our existing facilities and equipment are well maintained and in good operating condition, and we believe our facilities are sufficient to meet our needs for the foreseeable future. Our future facilities requirements will depend upon our business, and we believe additional space, if required, can be obtained on reasonable terms.

Item 3. *Legal Proceedings*

We were subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities on all outstanding audit issues. However, the tax provision continues to reflect judgment and estimation regarding components of the settlement such as interest calculations and the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made.

We are a party to litigation matters and claims, including those related to intellectual property, which are normal in the course of our operations, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In connection with our acquisitions of Snap Appliance Inc., Eurologic Systems Group Limited, or Eurologic, Elipsan Limited, or Elipsan, and Platys Communications, Inc., or Platys, portions of the purchase price and other future payments totaling $6.7 million, $3.8 million, $2.0 million and $15.0 million, respectively, were held back, or collectively the Holdbacks, for unknown liabilities that may have existed as of the acquisition dates. As of March 31, 2007, we asserted claims against the Eurologic Holdback totaling $1.5 million. In fiscal 2007, we resolved all outstanding claims against the Snap Appliance Holdback. The remainder of the Platys Holdback of $0.7 million was paid in the second quarter of fiscal 2007. The Elipsan Holdback of $2.0 million and a portion of the Snap Appliance Holdback were paid in the second quarter of fiscal 2006.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2007.

Item 4A. ***Executive Officers of the Registrant***

The following sets forth certain information regarding our executive officers as of May 30, 2007:

Mr. Subramanian Sundaresh (age 51) has served as our Chief Executive Officer since November 2005, President since May 2005 and briefly served as our Executive Vice President of Marketing and Product Development in May 2005. Prior to rejoining Adaptec, Mr. Sundaresh provided consulting services at various companies, including Adaptec, from December 2004 to April 2005. Between July 2002 and December 2004, Mr. Sundaresh served as President and Chief Executive Officer of Candera, Inc., a supplier of network storage controllers. From July 1998 to April 2002, Mr. Sundaresh served as President and Chief Executive Officer of Jetstream Communications, a provider of Voice over Broadband solutions. Mr. Sundaresh previously worked at Adaptec from March 1993 to June 1998 as Vice President and General Manager for the Personal I/O business and Corporate Vice President of Worldwide Marketing.

Mr. Christopher O'Meara (age 49) has served as our Vice President and Chief Financial Officer since March 2006. Prior to rejoining Adaptec, Mr. O'Meara was Executive Vice President and Chief Financial Officer at Tibco Software, Inc., a business integration and process management software company, from August 2001 to October 2005 and as Vice President, Finance and Treasurer of Tibco from August 1998 to August 2001. Mr. O'Meara previously worked at Adaptec from June 1988 to July 1998 in various positions, which included Vice President, Treasurer and Director of Financial Planning.

Mr. Ted Chen (age 55) has served as our Vice President of Marketing and General Manager of Data Protection Solutions Group since December 2006. Prior to joining Adaptec, Mr. Chen held several senior positions at EMC Documentum Corporation from September 2002 to October 2006, which included Chief Technical Officer for the Infrastructure Software Group and Vice President of products for the Emerging Software Business Unit. He joined EMC Documentum Corporation through its acquisition of Prisa Networks, Inc., a developer of SAN management software, where he was the Executive Vice President responsible for engineering, business planning, marketing, and IT operations, from March 1999 to September 2002.

Mr. Manoj Goyal (age 40) has served as our Vice President of Engineering since May 2006. Prior to joining Adaptec, Mr. Goyal was Vice President for Platform Engineering at EMC Documentum Corporation, a product, service and solutions' provider for information management and storage, from May 2000 to May 2006. Prior to EMC Documentum Corporation, he spent ten years in several engineering leadership roles at Sun Microsystems, Inc., a provider of network computing.

Mr. Russell Johnson (age 42) has served as our Vice President of Worldwide Sales since July 2005. Mr. Johnson has been with us for over 10 years in various positions, including, General Manager and Vice President of Sales and Marketing for Adaptec Europe and Asia for four years and Global Account Director in the Global Accounts Division for two years.

Mr. Marcus D. Lowe (age 51) has served as our Vice President of Emerging Business Unit and Corporate Development since April 2006 and Vice President and General Manager from July 2005 to March 2006. Prior to rejoining Adaptec, Mr. Lowe was a Managing Director at Praxis Ventures, a consulting and investment firm, from April 2004 to June 2005. Between July 2000 and March 2004, Mr. Lowe served as Chief Executive Officer and President of New Moon Systems, Inc., a software provider to manage and deploy Windows-based applications to end-user desktops. Mr. Lowe previously worked at Adaptec from 1991 to 1997 as a General Manager for the SCSI business group, and later the Fibre Channel products group.

Mr. Stephen Terlizzi (age 42) has served as our Vice President and General Manager of the Storage and Solutions Group since October 2006. Prior to joining Adaptec, Mr. Terlizzi was Vice President of Global Marketing at Atempo, Inc., a storage software company specializing in data protection and archiving solutions, from January 2005 to October 2006 and Vice President of Marketing and Business Development at Candera, Inc., from July 2003 to December 2004. He was also the Vice President of Z-force, Inc., which is now known as Attune Systems, Inc., a provider of enterprise-class Network File Management solutions, from December 2001 to July 2003. Mr. Terlizzi also held several senior Sales and Marketing Management positions at EMC Documentum Corporation from May 1992 to September 2001.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Market under the symbol "ADPT." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the NASDAQ Global Market. The market price of our common stock has been volatile. See "Risk Factors."

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First quarter	$5.90	$4.08	$4.88	$3.34
Second quarter	4.66	3.80	4.50	3.12
Third quarter	4.79	4.22	6.22	3.46
Fourth quarter	4.75	3.45	6.70	5.40

As of May 30, 2007, there were approximately 615 stockholders of record of our common stock.

Dividends

We have not paid cash dividends on our common stock. It is presently our policy to reinvest earnings for our business.

Recent Sale of Unregistered Securities

In February 2007, we inadvertently issued 38,591 shares of our common stock to 27 of our employees under our 1986 Employee Stock Purchase Plan for aggregate consideration of approximately $120,000; such issuance occurred subsequent to the expiration of our 1986 Employee Stock Purchase Plan in April 2006. For more information regarding the issuance of these shares, see Note 8 to the Notes to Consolidated Financial Statements.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the fourth quarter of fiscal 2007.


Form 10-K

Stock Performance Graph

The following graph compares the cumulative total stockholder return of our common stock to the NASDAQ Composite Index and the NASDAQ Computer and Data Processing Index. The graph assumes that $100 was invested on March 31, 2002 and its relative performance was tracked through March 31, 2007 in our common stock and in each index, and that all dividends were reinvested. These indices, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by an individual investor. Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Annual Report or future filings made by us under those statutes, the stock price performance graph is not considered "soliciting material," is not deemed "filed" with the SEC and is not deemed to be incorporated by reference into any of those prior filings or into any future filings made by us under those statues.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Adaptec, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/02
3/03
3/04
3/05
3/06
3/07
Adaptec, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

	3/02	3/03	3/04	3/05	3/06	3/07
Adaptec, Inc.	**100.00**	**45.10**	**65.52**	**35.83**	**41.36**	**28.95**
NASDAQ Composite	**100.00**	**72.11**	**109.76**	**111.26**	**132.74**	**139.65**
NASDAQ Computer & Data Processing	**100.00**	**76.72**	**96.82**	**104.03**	**122.64**	**133.49**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Selected Financial Data*

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. We completed the sale to IBM of our IBM i/p Series RAID business in September 2005 and sold the OEM block-based portion of our systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. in January 2006. The information below has been reclassified to reflect the IBM i/p Series RAID business and the OEM block-based portion of our systems business as discontinued operations.

	Years Ended March 31,				
	2007[2,3]	2006[2,4]	2005[2,5]	2004[2,6]	2003[2]
	(in thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Net revenues[1]	$255,208	$ 344,142	$ 402,516	$ 395,688	$ 408,113
Cost of revenues[1]	173,974	230,249	240,314	209,268	203,203
Gross profit	81,234	113,893	162,202	186,420	204,910
Total operating expenses[1]	142,305	262,424	244,202	196,014	237,167
Income (loss) from continuing operations	24,846	(135,832)	(129,645)	78,207	(13,184)
Loss from discontinued operations, net of taxes	(546)	(22,410)	(15,461)	(15,300)	(2,242)
Income from disposal of discontinued operations, net of taxes	6,543	9,810	—	—	—
Net income (loss)	$ 30,843	$(148,432)	$(145,106)	$ 62,907	$ (15,426)
Net Income (Loss) Per Share Data:					
Basic:					
Continuing operations	$ 0.21	$ (1.20)	$ (1.17)	$ 0.72	$ (0.12)
Discontinued operations	$ 0.05	$ (0.11)	$ (0.14)	$ (0.14)	$ (0.02)
Net income (loss)	$ 0.26	$ (1.31)	$ (1.31)	$ 0.58	$ (0.14)
Diluted:					
Continuing operations	$ 0.20	$ (1.20)	$ (1.17)	$ 0.65	$ (0.12)
Discontinued operations	$ 0.04	$ (0.11)	$ (0.14)	$ (0.12)	$ (0.02)
Net income (loss)	$ 0.25	$ (1.31)	$ (1.31)	$ 0.53	$ (0.14)
Shares used in computing net income (loss) per share:					
Basic	116,602	113,405	110,798	108,656	106,772
Diluted	136,690	113,405	110,798	128,807	106,772

	March 31,				
	2007[2,3]	2006[2,4]	2005[2,5]	2004[2,6]	2003[2]
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and marketable securities	$572,423	$ 556,552	$ 526,556	$ 663,854	$ 742,302
Restricted cash and marketable securities	3,244	4,749	6,381	9,161	14,789
Net assets of discontinued operations	—	—	55,774	—	—
Total assets	715,402	737,399	963,506	1,051,104	1,102,979
Long-term liabilities	228,009	229,349	263,664	263,852	252,596
Stockholders' equity	422,158	369,445	510,323	644,891	602,777
Working capital	616,033	522,039	507,122	715,228	645,320

Notes:

(1) Prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have no impact on net income (loss), total assets or total stockholders' equity.

(2) We completed a total of five acquisitions in fiscal years 2005 and 2004 and recorded write-offs of acquired in-process technologies for the Snap Appliance and Elipsan acquisitions (Note 10). We recorded restructuring charges in fiscal years 2007, 2006, 2005, 2004 and 2003 (Note 11). These actions affect the comparability of this data.

(3) In fiscal 2007, we (i) recorded an impairment charge of $13.2 million related to the Snap server portion of our systems business (Note 5), (ii) recorded stock-based compensation in accordance with SFAS No. 123(R) of $8.5 million (Note 8), (iii) recorded a write-down of a minority investment of $0.9 million (Note 12), and (iv) received a discrete tax benefit of $60.2 million primarily attributable to the settlement of certain tax disputes with the United States and Singapore taxing authorities, including the resolution of our fiscal 1997 U.S. Tax Court Litigation and for our fiscal 2002 and fiscal 2003 IRS audit cycles. These actions affect the comparability of this data.

(4) In fiscal 2006, we recorded (i) an impairment charge of $90.6 million to write-off goodwill (Note 5), (ii) an impairment charge of $10.0 million to write-down the systems business' long-lived assets to fair value (Note 2), (iii) a loss on disposal of assets of $1.6 million (Note 12), (iv) a gain of $12.1 million on the sale of the OEM block-based systems business (Note 2), and (v) a loss of $2.3 million on the disposal of the IBM i/p Series RAID business (Note 2). These actions affect the comparability of this data.

(5) In fiscal 2005, we (i) recorded an impairment charge of $52.3 million to reduce goodwill related to our former Channel segment (Note 5), (ii) recorded a gain of $2.8 million on the sale of certain properties (Note 12), (iii) recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively (Note 12), (iv) made a payment of $1.7 million to NSE in the form of a license fee (Note 13), (v) received a tax benefit from the settlement of disputes with the United States taxing authorities, (vi) incurred $17.6 million in tax expense (Note 14) and a $4.5 million loss on marketable securities (Note 3) associated with the repatriation of $360.6 million in cash from our Singapore subsidiary (Note 14) and (vii) recorded a valuation allowance for deferred tax assets of $67.9 million (Note 14). These actions affect the comparability of this data.

(6) In fiscal 2004, we recorded (i) a gain of $49.3 million related to the settlement with the former president of Distributed Processing Technology Corporation, or DPT, (ii) a reduction in the deferred tax asset valuation allowance of $21.6 million, (iii) a $6.0 million impairment charge, and (iv) a reduction of previously accrued tax related liabilities of $6.3 million. These actions affect the comparability of this data.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" section should be read in conjunction with the other sections of this Annual Report on Form 10-K, including "Item 1: Business"; "Item 6: Selected Financial Data"; and "Item 8: Financial Statements and Supplementary Data." This section contains a number of forward-looking statements, including statements regarding anticipated declines in revenues from our parallel products and our SATA products sold to our OEM customers, the expected increase in revenues from our SSG segment, our intention to continue to evaluate acquisitions, strategic alliances and/or strategic investments and our expected capital expenditures and liquidity in future periods. These forward-looking statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K. As a result, our actual results may differ materially from those anticipated in these forward-looking statements.

Basis of Presentation

We sold our IBM i/p Series RAID component business, or IBM i/p Series RAID Business, to IBM in September 2005, and the OEM block-based portion of our systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA in January 2006. Accordingly, we reclassified the financial statements and related disclosures for all periods presented to reflect both of these businesses as discontinued operations. In addition, we reorganized our segments in the first quarter of fiscal 2007, identifying SSG as a new segment, in addition to our then existing DPS and DSG segments. Our SSG segment primarily provides Snap Server products, including NAS hardware and related software. We sell these products to VARs and end users through our network of distribution and reseller channels.

In the second quarter of fiscal 2007, we decided not to invest further in our DSG segment due to OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market and the complexities of the retail channel. As a result, we wound down the business throughout fiscal 2007 and exited it at March 31, 2007. Our DSG segment provided high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs, which were sold to retailers, OEMs and distributors. The remaining SCSI products from our DSG segment will be included with our DPS segment beginning in the first quarter of fiscal 2008.

As further described below, the growth of our new generation of serial products is not keeping pace with the decline in revenue from our parallel products. In light of this situation, we believe we should seek growth opportunities beyond those presented by our existing product lines. As such, we will evaluate opportunities to acquire, enter into strategic alliances with or invest in companies with complementary or strategic products or technologies in order to scale our business. We also continue to review and evaluate our existing product portfolio, operating structure and markets to determine the future viability of our existing products and market positions.

Overview

In fiscal 2007, our revenues decreased 26% as compared to fiscal 2006 due primarily to slower adoption of our newer generation of serial products by our customers and the declining revenue base of our parallel products. We expect revenues from our parallel products to continue to decline in fiscal 2008. The decline in gross margin in fiscal 2007 compared to fiscal 2006 was primarily due to significant decrease in revenues, changes in our product mix from higher to lower margin products, and to a lesser extent, inventory–related charges as a result of a significant decline in our revenues, primarily from our OEM customers, compared to our original projections. Operating expenses also decreased in fiscal 2007 as compared to fiscal 2006 primarily as a result of cost reductions and restructuring efforts that were initiated in previous quarters.

Our future revenue growth in our DPS segment remains largely dependent on the success of our new products addressing serial technologies (for example, SAS and SATA), new OEM design wins, channel growth and our ability to develop new products in other markets. Our future revenue growth in our SSG segment remains largely dependent on the successful development and marketing of new products and our ability to expand our presence in the reseller channel.

Results of Operations

The following table sets forth the items in the Consolidated Statements of Operations as a percentage of revenues (references to notes in the footnotes to this table are to the Notes to Consolidated Financial Statements appearing in this Annual Report on Form 10-K):

	Years Ended March 31,		
	2007[2][3]	2006[2][4]	2005[2][5]
Net revenues	100%	100%	100%
Cost of revenues[1]	68	67	60
Gross profit	32	33	40
Operating expenses:			
Research and development[1]	22	20	23
Selling, marketing and administrative[1]	24	21	20
Amortization of acquisition-related intangible assets	2	3	3
Write-off of acquired in-process technology	—	—	—
Restructuring charges	2	3	1
Goodwill impairment	—	26	13
Other charges (gains)	6	3	—
Total operating expenses	56	76	60
Loss from continuing operations	(24)	(43)	(20)
Interest and other income[1]	10	5	2
Interest expense	(1)	(1)	(1)
Loss from continuing operations before income taxes	(15)	(39)	(19)
Provision for (benefit from) income taxes	(25)	—	13
Income (loss) from continuing operations	10	(39)	(32)
Discontinued operations, net of taxes:			
Income (loss) from discontinued operations, net of taxes	—	(7)	(4)
Income from disposal of discontinued operations, net of taxes	2	3	—
Income (loss) from discontinued operations, net of taxes	2	(4)	(4)
Net income (loss)	12%	(43)%	(36)%

Notes:

(1) Prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications have no impact on net loss.

(2) We completed two acquisitions in fiscal 2005 and recorded a write-off of acquired in-process technology for the Snap Appliance acquisition (Note 10). We recorded restructuring charges in fiscal years 2007, 2006 and 2005 (Note 11). These actions affect the comparability of this data.

(3) In fiscal 2007, we (i) recorded an impairment charge of $13.2 million related to the Snap server portion of our systems business (Note 5), (ii) recorded stock-based compensation in accordance with SFAS No. 123(R) of $8.5 million (Note 8), (iii) recorded a write-down of a minority investment of $0.9 million (Note 12), and (iv) received a discrete tax benefit of $60.2 million primarily attributable to the settlement of certain tax disputes with the United States and Singapore taxing authorities, including the resolution of our fiscal 1997 U.S. Tax Court Litigation and for our fiscal 2002 and fiscal 2003 IRS audit cycles. These actions affect the comparability of this data.

(4) In fiscal 2006, we recorded (i) an impairment charge of $90.6 million to write-off goodwill (Note 5), (ii) an impairment charge of $10.0 million to write-down the systems business' long-lived assets to fair value (Note 2) and (iii) a loss on disposal of assets of $1.6 million (Note 12). These actions affect the comparability of this data.

(5) In fiscal 2005, we (i) recorded an impairment charge of $52.3 million to reduce goodwill related to our former Channel segment (Note 5), (ii) recorded a gain of $2.8 million on the sale of certain properties (Note 12), (iii) recorded charges of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the strategic alliances entered into with ServerEngines and Vitesse, respectively (Note 12), (iv) made a payment of $1.7 million to NSE in the form of a license fee (Note 13), (v) received a tax benefit from the settlement of disputes with the United States taxing authorities, (vi) incurred $17.6 million in tax expense (Note 14) and a $4.5 million loss on marketable securities (Note 3) associated with the repatriation of $360.6 million in cash from our Singapore subsidiary (Note 14) and (vii) recorded a valuation allowance for deferred tax assets of $67.9 million (Note 14). These actions affect the comparability of this data.

Net Revenues.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
DPS	$209.9	(24)%	$276.2	(17)%	$333.0
SSG	28.1	(17)%	34.0	9%	31.2
DSG	17.2	(49)%	33.9	(11)%	38.3
Total Revenues	**$255.2**	**(26)%**	**$344.1**	**(15)%**	**$402.5**

Fiscal 2007 compared to Fiscal 2006

Revenues from our DPS segment decreased by $66.3 million in fiscal 2007 as compared to fiscal 2006, reflecting a 37% decline in sales volumes of our parallel SCSI products, which was partially offset by a 34% increase in sales of our serial products. The decline in sales volumes of our SCSI products was primarily attributable to the transition from parallel to serial products, in which we have a lower market share, and a continuing shift to lower-priced SATA solutions, in which there is a more competitive market. Sales of our parallel SCSI products represented 61% of the total DPS sales in fiscal 2007 compared to 74% in fiscal 2006, while sales of our serial products represented 36% of the total DPS sales in fiscal 2007 compared to 20% in fiscal 2006. We expect revenues for our parallel SCSI products to continue to decline. The DPS segment was also negatively impacted in fiscal 2007 due to a decline in sales volumes for our SATA solution products sold to our OEM customers, as the products are reaching the end of their life cycles. We expect revenues for our SATA products sold to our OEM customers to continue to decline, as certain of our customers have moved to other suppliers to obtain next generation SATA technologies. The DPS segment performance was also hindered during fiscal 2007 due to supply issues that resulted from the transition of our manufacturing operations to Sanmina-SCI in January 2006. Sanmina-SCI experienced material shortages and was challenged with systems' transitions that impacted its ability to meet delivery commitments on a consistent basis, which consequently prevented us from completing certain product shipments during the first quarter of fiscal 2007. We continued to see an impact in our channel penetration in the second and third quarters of fiscal 2007 as a result of these challenges in the first quarter of fiscal 2007.


Form 10-K

Revenues from our SSG segment decreased by $5.9 million in fiscal 2007 as compared to fiscal 2006 primarily as a result of our reduced sales and marketing activities while the Snap Server portion of our systems business was available for sale, combined with customer concerns over the future of this product line. We expect revenues to increase in the future as we invest additional sales and marketing resources in our SSG business and the uncertainty surrounding the Snap Server business dissipates due to our decision to retain this business.

Revenues from our DSG segment decreased by $16.7 million in fiscal 2007 as compared to fiscal 2006 primarily due to the decline in sales volumes of our digital media products of $9.8 million and our FireWire/1394 and SCSI-based desktop computer products of $5.1 million. The decline in sales volumes of our digital media products was primarily attributable to the decline of sales of our dual tuner products to a specific customer. With OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market, and the complexities of the retail channel, we decided not to invest further in our DSG segment. As a result, we wound down the business throughout fiscal 2007 and exited it at March 31, 2007. The remaining SCSI products from our DSG segment will be included with our DPS segment beginning in the first quarter of fiscal 2008.

Fiscal 2006 compared to Fiscal 2005

Revenues from our DPS segment decreased by $56.8 million in fiscal 2006 as compared to fiscal 2005 reflecting a decline in sales volumes and average selling prices of our parallel SCSI products, which was partially offset by increased sales of our serial products and benefits associated with the renegotiation of a customer supply contract. The decline in sales volumes of our SCSI products was primarily attributable to the transition from our Ultra 160 products to our Ultra 320 products in which we have a lower market share and a shift to lower cost SATA solutions in which there is a more competitive market.

Revenues from our SSG segment increased by $2.8 million in fiscal 2006 compared to fiscal 2005 primarily due to the acquisition of Snap Appliance in the second quarter of fiscal 2005, partially offset by reduced sales of our DAS and fibre-attached storage products reflecting reduced sales and marketing activities as the Snap Server portion of our systems business was available for sale.

Revenues from our DSG segment decreased by $4.4 million in fiscal 2006 compared to fiscal 2005 primarily due to the decline in sales volumes of our SCSI-based desktop computer products. This decline was partially offset by increased sales of our digital media products and sales of storage products that were introduced in the fourth quarter of fiscal 2005.

Geographical Revenues and Customer Concentration

Geographical Revenues:	FY 2007	FY 2006	FY 2005
North America	44%	41%	38%
Europe	27%	29%	31%
Pacific Rim	29%	30%	31%
Total Revenues	**100%**	**100%**	**100%**

Our overall international revenues declined as a percentage of our total revenues in fiscal 2007 as compared to fiscal 2006 primarily as a result of a customer that ceased purchasing from us during fiscal 2006, which contributed $11.7 million to European revenues during fiscal 2006 pursuant to a last-time buy order, and supply issues at Sanmina-SCI, which impacted its ability to meet delivery commitments in fiscal 2007. This in turn prevented us from completing certain product shipments during fiscal 2007, which included shipments to our international distributors that sell to international customers. Our North America revenues increased as a percentage of our total revenues in fiscal 2006 as compared to fiscal 2005 primarily as a result of benefits associated with the renegotiation of a customer supply contract and increased sales related to a North American OEM, partially offset by a decline in channel sales in North America. Included in European revenues for fiscal 2006 was $11.7 million of a last-time buy customer order.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a limited number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. The following table represents customers that have generated greater than 10% of our total net revenues during fiscal years 2007, 2006 and 2005:

Customers as a Percentage of Net Revenue:	FY 2007	FY 2006	FY 2005
IBM	34%	28%	24%
Dell	13%	15%	14%

Gross Margin.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Gross Margin	$81.2	(29)%	$113.9	(30)%	$162.2
Gross Profit	32		33%		40%

The decline in gross margin in fiscal 2007 compared to fiscal 2006 was primarily due to changes in our product mix from higher margin parallel SCSI products to lower margin serial products. In addition, in fiscal 2007, our inventory-related charges as compared to fiscal 2006 were higher by $2.3 million, primarily due to a significant decline in our revenues in the third quarter of fiscal 2007 from our OEM customers, compared to our original projections, and to the transition of our products to comply with the RoHS Directive. Due to the $88.9 million decline in our revenues from fiscal 2006 to fiscal 2007, this increase in inventory-related charges had a more significant impact on our gross margins than it would have in fiscal 2006. This was partially offset by changes in our customer mix, which included a shift in revenue by 3% from our OEM to our channel customers, with channel customers usually having higher average margins. Cost of sales for fiscal 2007 also included $0.6 million of stock-based compensation charges related to the adoption of SFAS No. 123(R), while fiscal 2006 had no such charges. Our gross margins will be significantly impacted in the future by the mix of OEM and channel revenue as well as product mix.

The decline in gross margin in fiscal 2006 compared to fiscal 2005 was primarily due to changes in our product and customer mix, which led to lower average margins, fixed costs that were distributed over lower revenue levels and an excess inventory expense of $1.9 million recorded in fiscal 2006 related to the transition of our products to comply with the RoHS Directive. This was partially offset by decreased component costs and benefits associated with the renegotiation of a customer supply contract.

Research and Development Expense.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Research and Development	$56.6	(17)%	$68.2	(27)%	$93.2

Our investment in research and development primarily focuses on developing new products for external storage, storage software and server storage markets. We also invest in research and development of new technologies, including iSCSI, SATA and SAS. A portion of our research and development expense fluctuates depending on the timing of major project costs such as prototype costs.

The decrease in research and development expense in fiscal 2007 as compared to fiscal 2006 was primarily due to reduced headcount as a result of restructuring programs implemented in fiscal 2006 and the first half of fiscal 2007, and decreased infrastructure spending. This was reflected by a decrease in headcount by 33% in fiscal 2007 compared to fiscal 2006 for employees engaged in research and development. The decrease in fiscal 2007 as compared to fiscal 2006 was partially offset by stock-based compensation charges related to the adoption of SFAS No. 123(R) of $3.8 million in fiscal 2007 as fiscal 2006 had no such charges.

The decrease in research and development expense in fiscal 2006 as compared to fiscal 2005 was primarily a result of reduced headcount achieved as a result of the ServerEngines and Vitesse strategic alliances we entered into in the fourth quarter of fiscal 2005, decreased infrastructure spending and reduced headcount as a result of restructuring programs implemented in fiscal 2005 and decreased deferred compensation charges in fiscal 2006 compared to fiscal 2005. This was reflected by a decrease in headcount by 22% in fiscal 2006 compared to fiscal 2005 for employees engaged in research and development. Deferred compensation charges represented the vesting of assumed stock options in connection with our acquisition of Platys Communications, Inc., or Platys, in August 2001. Deferred compensation charges associated with the Platys acquisition ceased in the first quarter of fiscal 2006.

Selling, Marketing and Administrative Expense.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Selling, Marketing and Administrative	$61.3	(15)%	$72.4	(8)%	$78.7

As our selling, marketing and administrative expense consists primarily of salaries, including commissions, our expense fluctuates based on changes to our revenue levels.

The decrease in selling, marketing and administrative expense in fiscal 2007 as compared to fiscal 2006 was primarily a result of reductions of our workforce and infrastructure spending as a result of the restructuring plans we implemented in fiscal 2006 and the first half of fiscal 2007, and $1.2 million of compensation expense recorded in the first quarter of fiscal 2006 for retirement costs related to our former Chief Executive Officer. This was partially offset by increased spending in marketing and selling activities of $2.7 million related to increased investments for our SSG segment. In addition, selling, marketing and administrative expense for fiscal 2007 included $4.1 million of stock-based compensation charges related to the adoption of SFAS No. 123(R), while fiscal 2006 had no such charges. Overall headcount decreased by 28% in fiscal 2007 compared to fiscal 2006 for employees engaged in selling, marketing and administrative functions.

The decrease in selling, marketing and administrative expense in fiscal 2006 as compared to fiscal 2005 was primarily a result of decreased spending due to lower revenues and reductions of our workforce and infrastructure spending as a result of the restructuring plans we implemented in fiscal 2005 and the third quarter of fiscal 2006. This was reflected by a decrease in headcount by 18% in fiscal 2006 compared to fiscal 2005 for employees engaged in selling, marketing and administrative functions. The decrease in fiscal 2006 as compared to fiscal 2005 was partially offset by compensation of $1.2 million recorded in the first quarter of fiscal 2006 related to retirement costs of our former Chief Executive Officer.

Amortization of Acquisition-Related Intangible Assets.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Amortization of Acquisition-Related Intangible Assets	$6.0	(35)%	$9.2	(24)%	$12.2

Acquisition-related intangible assets include patents, core and existing technologies, covenants-not-to-compete, supply agreement, foundry agreement, customer relationships, trade names, backlog and royalties. We amortize the acquisition-related intangible assets over periods which reflect the pattern in which the economic benefits of the assets are expected to be realized, which is primarily using the straight-line method over their estimated useful lives, ranging from three months to five years.

The decrease in amortization of acquisition-related intangible assets in fiscal 2007 compared to fiscal 2006 was primarily due to lower amortization of $1.8 million related to Snap Appliance intangible assets which were written down through "Other charges (gains)" in March and June 2006, intangible assets that became fully amortized in August 2005 associated with our acquisition of Platys of $1.3 million and certain intangible assets that became fully amortized in fiscal 2006 associated with our acquisition of ICP vortex Computersysteme GmbH of $1.0 million. This was partially offset by increased amortization of intangible assets that were retained after the disposition of the IBM i/p Series RAID component business, or IBM i/p Series RAID Business, in September 2005 by $0.9 million as we reduced the remaining useful lives of these assets.

The decrease in amortization of acquisition-related intangible assets in fiscal 2006 compared to fiscal 2005 was due to intangible assets that became fully amortized in August 2005 associated with our Platys acquisition and certain intangible assets that became fully amortized in fiscal 2005 associated with our acquisition of Eurologic Systems Group Limited in April 2003.

Write-off of Acquired In-Process Technology.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Write-off of Acquired In-Process Technology	$—	—%	$—	(100.0)%	$2.2

As part of the purchase accounting for the Snap Appliance acquisition, certain amounts of the purchase price were allocated to acquired in-process technology based on established valuation techniques in the high-technology computer industry and written off in the second quarter of fiscal 2005 because technological feasibility had not been established and no alternative future uses existed.

Restructuring Charges.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Restructuring Charges	$3.7	(64)%	$10.4	77%	$5.9

During fiscal years 2007, 2006 and 2005, we implemented several restructuring plans which included reductions of our workforce and consolidation of operations. The goal of these plans was to bring our operational expenses to appropriate levels relative to our net revenues, while simultaneously implementing extensive company-wide expense-control programs. All expenses, including adjustments, associated with our restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments but rather managed at the corporate level. For further discussion of our restructuring plans, please refer to Note 11 to the Notes to Consolidated Financial Statements.

Fiscal 2007 Restructuring Plans

In the first and second quarters of fiscal 2007, management approved and initiated plans to restructure our operations by simplifying our infrastructure. These restructuring plans eliminated certain duplicative assets and resources in all functions of the organization worldwide due to consolidating certain processes in order to reduce our cost structure, which resulted in a charge of $3.9 million in fiscal 2007. In addition, we recorded minimal provision adjustments in fiscal 2007 related to asset impairments, which were partially offset by a reduction for severance and benefits as actual results were lower than anticipated.

As a result of our first and second quarters of fiscal 2007 restructuring plans, we began to reduce our annual infrastructure spending by approximately $12 million beginning in the second quarter of fiscal 2007, of which 8%, 61% and 31% was reflected as a reduction in cost of revenues, research and development and selling, marketing and administrative expense, respectively.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated plans to restructure our operations by simplifying our infrastructure. These restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce our cost structure, and sale of our Singapore manufacturing facility. This resulted in a restructuring charge of $9.8 million, of which $9.1 million related to the involuntary termination of employees in all functions of the organization and $0.7 million related to the estimated loss on our facilities in fiscal 2006. In addition, we recorded minimal provision adjustments in fiscal 2007, as actual results for severance and benefits were lower than anticipated. The reserve balance of $0.3 million as of March 31, 2007 related to these restructuring plans will be substantially paid off by the second quarter of fiscal 2008, primarily attributable to longer term lease obligations.

Fiscal 2005 Restructuring Plans

In each quarter of fiscal 2005, we implemented restructuring plans to streamline the corporate organization, thereby reducing operating costs by consolidating duplicative resources in connection with the acquisition of

Snap Appliance and the Vitesse strategic alliance and costs pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Germany and United Kingdom. This resulted in a restructuring charge of $5.8 million, of which $5.2 million related to the involuntary termination of employees in all functions of the organization and $0.6 million related to the estimated loss on our facilities in fiscal 2005. During fiscal years 2006 and 2005, we recorded adjustments to the fiscal 2005 restructuring plans of $(0.4) million and $(0.2) million, respectively, related to the reduction for severance and benefits as actual results were lower than anticipated and a reduction of lease costs related to the estimated loss on our facilities. As of March 31, 2006, we had utilized all of these charges and the plans are now complete.

In addition, we recorded provision adjustments related to our fiscal years 2004, 2003, 2002 and 2001 restructuring plans and Snap Appliance Acquisition-Related Restructuring Plan (Note 11) in fiscal years 2007, 2006 and 2005 for $(0.2) million, $1.0 million and $0.3 million, respectively. In fiscal 2007, the provision adjustments primarily related to the reduction of lease costs related to the estimated loss on our facilities. In fiscal years 2006 and 2005, the provision adjustments primarily related to additional lease costs related to the estimated loss on our facilities that we sublease, which was partially offset by the reduction of severance and benefits as actual results were lower than anticipated.

Goodwill Impairment.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Goodwill Impairment	$—	($100)%	90.6	73%	$52.3

Goodwill is not amortized, but instead is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at our reporting unit level which is at our operating segment level, by comparing each segment's carrying amount, including goodwill, to the fair value of that segment. To determine fair value, our review process uses the income, or discounted cash flows approach and the market approach. In performing our analysis, we use the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the segment exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection with the reorganization of our segments in fiscal 2006, an assessment of the recoverability of goodwill was performed. As a result of this review, we wrote-off our entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. Factors that led to this conclusion included, but were not limited to, industry technology changes such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led us to sell the IBM i/p Series RAID Business in fiscal 2006 and the decision to sell the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Based on our annual review of goodwill in the fourth quarter of fiscal 2005, we recorded an impairment charge of $52.3 million related to our former Channel segment. Factors that led to this conclusion included, but were not limited to, the negative impact of estimates of expected future income associated with increased costs related to acquisitions and business alliances that occurred in fiscal 2005. These additional costs, along with industry technology transitions, placed significant risk on our ability to achieve and maintain profitability, and, therefore adversely impacted our profitability forecasts.

Other Charges (Gains).

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Impairment of assets related to portion of systems business	$13.2	32%	$10.0	100%	$ —
Minority investments	0.9	100%	—	—%	—
Manufacturing agreement	(0.1)	(110)%	1.6	100%	—
Strategic alliances charges	—	—%	—	(100)%	2.5
Sale of buildings	—	—%	—	(100)%	(2.8)
Other	0.7	100%	—	—%	—
Total Other Charges (Gains)	$14.7	27%	$11.6	(4,101)%	$(0.3)

Other charges (gains) primarily consisted of asset impairment charges related to certain properties or assets and a minority investment. Other charges (gains) also included charges associated with our strategic alliances with ServerEngines and Vitesse.

Impairment of Assets related to a Portion of our Systems Business and Other

We regularly perform reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of our long-lived assets are impaired. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. The estimate of fair value of the assets is based on discounting estimated future cash flows using a discount rate commensurate with the risks inherent in our current business model. The estimation of the impairment involves numerous assumptions that require judgment by us, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets and future selling prices for our products.

We had classified the entire systems business as a discontinued operation in September 2005 and sold the OEM block-based portion of the systems business in January 2006. In the fourth quarter of fiscal 2006, we recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of our systems business that was previously held for sale at March 31, 2006 to adjust the carrying value of these assets to fair value, which was aligned to the offers made by potential purchasers. With the decision at the end of the first quarter of fiscal 2007 to retain and operate the Snap Server portion of the systems business, we performed an impairment analysis of this business that indicated that the carrying amount of the long-lived assets exceeded their estimated fair value. This was due in part to the limited cash flows of the business and a number of uncertainties, which included the significant research and development expenditures necessary to grow the revenue of the Snap Server portion of the systems business and the significant uncertainties associated with achieving such growth in revenue. This resulted in an impairment charge of $13.2 million, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007. Also included in "Other charges (gains)" in fiscal 2007 was $0.7 million for legal and consulting fees incurred in connection with our efforts that had been undertaken to sell the Snap Systems portion of our business.

Impairment of Minority Investment

We hold minority investments in certain non-public companies. We regularly monitor these minority investments for impairment and record reductions in the carrying values when the impairment is deemed to be other-than-temporary. Circumstances that indicate an other-than-temporary decline include the length of time and the extent to which the market value has been lower than cost. We recorded an impairment charge of $0.9 million in fiscal 2007 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Manufacturing Agreement

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore, with respect to printed circuit board assemblies and storage system manufacturing operations, to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million), resulting in a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" in the Consolidated Statements of Operations.

Strategic Alliance Charges

On March 16, 2005, we entered into a strategic alliance with ServerEngines to develop and market next-generation IP storage products. Under the terms of the alliance, ServerEngines employed 33 of our former engineering employees and licensed certain technology and acquired certain assets related to our iSCSI and TCP/IP offload protocol engines. On January 26, 2005, we entered into a strategic alliance with Vitesse to develop and market next generation SAS products. Under the terms of the alliance, Vitesse employed 44 of our former engineering employees and licensed certain SAS technology and assets related to our development of SAS ROC products. As a result, we incurred charges in fiscal 2005 of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the ServerEngines and Vitesse alliances, respectively.

Sale of Buildings

In fiscal 2004, we decided to consolidate our properties in Milpitas, California to better align our business needs with existing operations and to provide more efficient use of our facilities. This resulted in an impairment charge of $5.0 million to reduce the carrying value of these properties classified as assets held for sale to fair value less cost to sell. In October 2004, we completed the sale of these properties with net proceeds from the sale of the properties aggregating $9.6 million, which exceeded our final revised fair value of $6.8 million. As a result, a gain of $2.8 million on the sale of buildings was recorded in fiscal 2005 under "Other charges (gains)" in the Consolidated Statements of Operations.

Interest and Other Income.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Interest Income	$24.4	44%	$16.9	43%	$11.8
Payment of License Fee with NSE	—	—%	—	100%	(1.7)
Realized Loss on Repatriation	—	—%	—	100%	(4.5)
Loss on Extinguishment of Debt	—	100%	(0.1)	(100)%	—
Other	1.2	50%	0.8	(69)%	2.8
Total Interest and Other Income	**$25.6**	**45%**	**$17.6**	**111%**	**$ 8.4**

Interest and other income is primarily attributable to interest income earned on our cash, cash equivalents and marketable securities, gains or losses from the repurchase of our 3% Convertible Subordinated Notes that was due in March 2007, or 3% Notes, fluctuations in foreign currency gains or losses, realized gains and losses on marketable securities and sublease income received from third parties.

The increase in interest and other income in fiscal 2007 as compared to fiscal 2006 was primarily due to higher interest rates, which resulted in additional income earned on our cash, cash equivalents and marketable securities and net gains from foreign currency fluctuations, primarily related to the Euro. The increase in interest and other income in fiscal 2006 as compared to fiscal 2005 was primarily due to higher interest rates earned on our cash, cash equivalents and marketable securities in fiscal 2006 and a one-time fully paid-up license payment fee of $1.7 million to Nevada SCSI Enterprises, Inc. and Thomas A. Gafford (jointly, "NSE"), which was recorded in fiscal 2005, primarily for historical products that incorporated certain technology.

Interest Expense.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Interest Expense	$(3.4)	3%	$(3.3)	(25)%	$(4.4)

Interest expense is primarily associated with our 3/4% Convertible Senior Notes due 2023, or ¾% Notes, and our 3% Notes, issued in December 2003 and March 2002, respectively. Interest expense remained relatively flat for fiscal 2007 compared to fiscal 2006. The decrease in interest expense for fiscal 2006 compared to fiscal 2005 was primarily due to the reduction in the outstanding balances of the 3% Notes, as we repurchased $24.6 million in aggregate principal amount of our 3% Notes during fiscal 2006.

Income Taxes.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Provision For (Benefit From) Income Taxes	$(63.7)	4,062%	$1.6	(97)%	$51.6

For fiscal 2007, we recorded an income tax benefit of $63.7 million on a pre-tax loss from continuing operations of $38.9 million. For fiscal years 2006 and 2005, we recorded income tax provisions of $1.6 million and $51.6 million, respectively, on pre-tax losses from continuing operations of $134.2 million and $78.1 million, respectively. Our fiscal 2007 effective income tax rate included a discrete tax benefit of $60.2 million, which was primarily attributable to our settling certain tax disputes with the United States and Singapore taxing authorities, including the resolution of our fiscal 1997 U.S. Tax Court Litigation and our fiscal 2002 and fiscal 2003 IRS audit cycle. In addition, our effective tax rates for fiscal years 2007, 2006 and 2005 differed from the combined United States federal and state statutory income tax rate of 40% primarily due to an increase in the valuation allowance for deferred tax assets. Other factors that contributed to our effective tax rates which differed from the combined United States federal and state statutory income tax rate of 40% for fiscal years 2006 and 2005 included acquisition-related impairment charges and losses incurred in foreign jurisdictions for which no tax benefit was derived. Our effective tax rate for fiscal 2005 also differed from the combined United States federal and state statutory income tax rate of 40% primarily due to the tax on repatriation under the American Job Creations Act of 2004, also referred to as the Act, partially offset by a tax benefit associated with settling certain tax disputes with the United States taxing authorities.

We had a valuation allowance for deferred tax assets of $124.1 million at March 31, 2007, as we determined that it was more likely than not that substantially all of our U.S. deferred tax assets will not be realized. Factors that led to this conclusion included, but were not limited to, our past operating results, cumulative tax losses in the United States and uncertain future income on a jurisdiction by jurisdiction basis. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets on a jurisdiction by jurisdiction basis.

On October 22, 2004, the Act was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings subject to certain limitations by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The one-time deduction was allowed to the extent that the repatriated amounts were used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $255.1 million since these earnings are intended to be reinvested indefinitely. Although we do not have any current plans to repatriate the remaining undistributed earnings from our foreign subsidiaries to our United States parent company, if we were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred upon such repatriation.

Income (Loss) From Discontinued Operations, Net of Taxes.

	FY 2007	Percentage Change	FY 2006	Percentage Change	FY 2005
		(in millions, except percentage)			
Income (Loss) From Discontinued Operations, Net of Taxes	$6.0	148%	$(12.6)	19%	$(15.5)

The change in discontinued operations in fiscal 2007 compared to fiscal 2006 was primarily driven by continued proceeds from the disposal of the IBM i/p Series RAID Business on September 30, 2005 and the divestiture of the OEM block-based systems business on January 31, 2006. The contribution from discontinued operations in fiscal 2007 was primarily related to residual royalty revenue from the sale of the IBM i/p Series RAID Business, which was partially offset by an additional estimated loss due to our inability to sublease our facility associated with the IBM i/p Series RAID Business. To the extent that we are unable to sublease this facility by the end of the lease term, which is June 2010, we may continue to record additional losses in discontinued operations in the future. In addition, discontinued operations in fiscal 2007 included inventory adjustments related to the divestiture of the OEM block-based systems business.

IBM i/p Series RAID Business: On September 30, 2005, we entered into a series of arrangements with IBM pursuant to which we sold our IBM i/p Series RAID Business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. Expenses incurred in the transaction primarily included costs of approximately $0.5 million for legal and accounting fees. In addition, we accrued $0.3 million for lease obligations. Under the terms of the agreements, we granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID Business. Under the terms of the nonexclusive license, IBM paid us royalties for the sale of our board-level products on a quarterly basis through March 31, 2007, which were recognized as contingent consideration in discontinued operations when earned. In fiscal years 2007 and 2006, we received royalties, net of taxes, of $7.4 million and $4.6 million, respectively, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. In addition, in fiscal 2007, we recorded $0.8 million for the estimated loss on our facility related to the sale of the IBM i/p Series RAID Business. To the extent that we are unable to sublease this facility by the end of the lease term, which is June 2010, we may continue to record additional losses in discontinued operations in the future.

For fiscal 2005, the loss from discontinued operations for the IBM i/p Series RAID Business included the write-off of acquired in process technology of $3.0 million and amortization of intangible assets of $4.5 million. We also incurred $16.8 million in research and development costs while we generated a gross margin of $14.0 million.

Systems Business: On January 31, 2006, we signed a definitive agreement with Sanmina–SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. for the sale of our OEM block-based systems business for $14.5 million, of which $2.5 million will be received by March 2008. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over the three-year period. As of March 31, 2007, the revenue levels to achieve this contingent consideration have not been attained. We recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006. In fiscal 2007, we recorded inventory adjustments of $0.4 million related to an inventory put that Sanmina-SCI exercised.

For fiscal 2005, the loss from discontinued operations for the OEM block-based systems business included revenue of $45.9 million. We also incurred $3.7 million in research and development costs while we generated a gross margin of $5.0 million.

Liquidity and Capital Resources

Key Components of Cash Flow

Cash provided by operating activities was $14.8 million in fiscal 2007 compared to cash used in operating activities was $7.1 million in fiscal 2006 and $10.3 million in fiscal 2005. Cash provided by operating activities for fiscal 2007 resulted primarily from our income from continuing operations of $24.8 million, adjusted for the benefit of non-cash items included in operating results which primarily consisted of depreciation and amortization of intangible assets, property and equipment and marketable securities of $17.3 million, impairment charge of intangible assets of $13.2 million, inventory-related charges of $12.9 million, stock-based compensation related to the adoption of SFAS No. 123(R) of $8.5 million and impairment of a minority investment of $0.9 million. Additional factors included the non-cash effect of tax settlement of $60.2 million and changes to working capital assets and liabilities that decreased cash provided by operating activities by $10.7 million, of which $11.4 million was due to a reduction in accounts payable, and cash provided by operating activities of discontinued operations of $7.2 million. Cash used in operating activities for fiscal 2006 resulted primarily from our loss from continuing operations of $135.8 million. This was partially offset by non-cash items included in operating results which primarily consisted of an impairment of goodwill of $90.6 million, depreciation and amortization of intangible assets, property and equipment and marketable securities of $25.9 million, impairment charge of intangible assets of $10.0 million and inventory-related charges of $10.7 million. Additional factors included changes to working capital assets and liabilities that decreased cash provided by operating activities by $19.1 million, of which $21.4 million was due to a reduction in accounts payable, and an increase in cash provided by operating activities of discontinued operations of $6.1 million. Cash used in operating activities for fiscal 2005 resulted primarily from our loss from continuing operations of $129.6 million. This was offset by non-cash items included in operating results which primarily consisted of an impairment of goodwill of $52.3 million, a decrease in our deferred tax assets of $50.7 million, depreciation and amortization of intangible assets, property and equipment and marketable securities of $40.5 million, inventory-related charges of $7.7 million and amortization of deferred stock-based compensation of $3.5 million. Additional factors included the non-cash effect on tax settlement of $26.0 million, gain on the sale of long-lived assets of $1.4 million, a decrease in cash provided by operating activities of discontinued operations of $21.7 million, and changes to working capital assets and liabilities that increased cash used for operations by $12.1 million.

Cash used in investing activities was $49.1 million and $287.3 million in fiscal years 2007 and 2006, respectively, compared to cash provided by investing activities of $340.8 million in fiscal 2005. Cash used in investing activities in fiscal 2007 was primarily due to purchases of restricted marketable securities and marketable securities, net of sales and maturities, of $43.9 million and purchases of property and equipment of $3.7 million. Cash used in investing activities in fiscal 2006 was primarily due to purchases of restricted marketable securities and marketable securities, net of sales and maturities, of $340.9 million and purchases of property and equipment of $7.1 million, partially offset by proceeds from the sale of the IBM i/p Series RAID and Systems businesses of $33.6 million and the sale of the Singapore manufacturing assets of $26.0 million. Cash provided by investing activities in fiscal 2005 was primarily related to sales and maturities of restricted marketable securities and marketable securities, net of purchases, of $470.6 million and proceeds from the sale of long-lived assets of $10.9 million. This was partially offset by our use of cash for the acquisitions of Snap Appliance and the IBM i/p Series RAID Business of $98.9 million, purchases of property and equipment of $10.7 million and cash used for investing activities of discontinued operations of $28.8 million.

Cash used in financing activities was $3.2 million and $14.9 million in fiscal years 2007 and 2006, respectively, compared to cash provided by financing activities of $8.5 million in fiscal 2005. The cash used in financing activities in fiscal years 2007 and 2006 was driven by the repurchase of our 3% Notes for $10.6 million and $24.3 million, respectively, offset by the issuance of common stock in connection with purchases made under our employee stock purchase plan and stock option exercises, of $7.4 million and $9.4 million, respectively. The cash provided by financing activities in fiscal 2005 was related to net proceeds received from our issuance of common stock in connection with purchases made under our employee stock purchase plan and the exercise of stock options.

Liquidity, Capital Resources and Financial Condition

At March 31, 2007, we had $572.4 million in unrestricted cash, cash equivalents and marketable securities, of which approximately $93.8 million was held by our Singapore and Cayman Licensing subsidiaries. In the fourth quarter of fiscal 2005, we repatriated $360.6 million of undistributed earnings from Singapore to the United States and incurred a tax liability of $17.6 million. The repatriated amounts are being used to fund a qualified Domestic Reinvestment Plan, as required by the American Jobs Creation Act of 2004. If we do not spend the repatriated funds in accordance with our reinvestment plan, we may incur additional tax liabilities. We have not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of approximately $255.1 million since we do not have any current plans to repatriate the remaining undistributed earnings from our foreign subsidiaries to our United States parent company. If we were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred from the repatriation.

In December 2003, we issued $225.0 million in aggregate principal amount of our ¾% Notes. The issuance costs associated with the ¾% Notes totaled $6.8 million and the net proceeds from the offering were $218.2 million. In conjunction with the issuance of the 3/4% Notes, we spent $64.1 million to enter into a convertible bond hedge transaction. We also received $30.4 million from the issuance of warrants to purchase up to 19.2 million shares of our common stock. Please refer to Note 7 for a detailed discussion of our debt and equity transactions. At March 31, 2007, we had $225.0 million of aggregate principal amount related to our ¾% Notes that is due in December 2023. Each holder of the ¾% Notes may require us to purchase all or a portion of its 3/4% Notes on December 22, 2008 at a price equal to 100.25% of the ¾% Notes to be purchased plus accrued and unpaid interest. In addition, each holder of the ¾% Notes may require us to purchase all or a portion of its ¾% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the indenture governing the ¾% Notes) at a price equal to the principal amount of ¾% Notes being purchased plus any accrued and unpaid interest.

We are required to maintain restricted investments to serve as collateral for the first ten scheduled interest payments on our ¾% Notes. As of March 31, 2007, we had $3.2 million of restricted marketable securities, consisting of United States government securities, of which $1.7 million was classified as short-term and $1.6 million was classified as long-term.

We expect capital expenditures of between $5 million and $10 million during fiscal 2008, without taking into account any acquisitions.

We were subject to IRS audits for our fiscal years 1994 through 2003. During the third quarter of fiscal 2007, we reached resolution with the United States taxing authorities on all outstanding audit issues. However, the tax provision continues to reflect judgment and estimation regarding components of the settlement such as interest calculations and the application of the settlements to state and local taxing jurisdictions. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may cause a higher effective tax rate that could materially affect our income tax provision, results of operations or cash flows in the period or periods for which such determination is made.

We may acquire, enter into strategic alliances with or invest in companies with complementary or strategic products or technologies that will enable us to better scale our operations relative to our cost basis. If we are successful in identifying attractive acquisition candidates and completing such acquisitions, we may be required to use a substantial portion of our available cash balances.

We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may require additional cash to fund acquisitions or investment opportunities. In these instances, we may seek to raise such additional funds through public or private equity or debt financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any equity financing we obtain may dilute existing ownership interests and any debt financing could contain covenants that impose limitations on the conduct of our business.

The following table summarizes our contractual obligations at March 31, 2007.

Contractual Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Payments Due By Period				
Long-Term Debt and Associated Interest	$253,688	$ 1,688	$3,375	$3,375	$245,250
Operating Leases	16,944	6,888	6,378	3,678	—
Purchase Obligations[1]	19,165	19,165	—	—	—
Other Long-Term Liabilities	667	—	—	—	667
Total	$290,464	$27,741	$9,753	$7,053	$245,917

(1) For the purposes of this table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable, non-cancelable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current needs and are fulfilled by our vendors within short time horizons. The expected timing of payment of the obligations discussed above was estimated based on information available to us as of March 31, 2007. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We invest in technology companies through two venture capital funds, Pacven Walden Venture V Funds and APV Technology Partners II, L.P. At March 31, 2007, the carrying value of such investments aggregated $2.0 million. We have also committed to provide additional funding of up to $0.1 million.

Off Balance-Sheet Arrangements

In conjunction with the issuance of the ¾% Notes in December 2003, we entered into a convertible bond hedge transaction with an affiliate of one of the original purchasers of the ¾% Notes. The convertible bond hedge is designed to mitigate stock dilution from conversion of the ¾% Notes. The convertible bond hedge has value if the average market price per share of our common stock upon exercise or expiration of the bond hedge is greater than $11.704 per share. Under the convertible bond hedge arrangement, the counterparty agreed to sell to us up to 19.2 million shares of our common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at our option either in cash or net shares and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in us receiving a number of shares of our common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by us will depend upon then-existing overall market conditions, and on our stock price, the volatility of our stock and the amount of time remaining on the convertible bond hedge.


Form 10-K

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies essential to our consolidated financial statements. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Although we believe that our judgments and estimates are appropriate and correct, actual future results may differ materially from our estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected. See "Risk Factors" for certain risks relating to our future operating results.

Revenue Recognition: We recognize revenue from the majority of our product sales, including sales to OEMs, distributors and retailers, upon shipment from us, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from sales where software is essential to the functionality is recognized when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by our customer, the price is fixed or determinable and collectibility is reasonably assured.

Our distributor arrangements provide distributors with certain product rotation rights. Additionally, we permit our distributors to return products subject to certain conditions. We establish allowances for expected product returns in accordance with SFAS No. 48. We also establish allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprise our revenue reserves and are recorded as direct reductions of revenue and accounts receivable. We make estimates of future returns and rebates based primarily on our past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for our products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from our estimates. However, actual returns and rebates in any future period could differ from our estimates, which could impact the net revenue we report.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of salable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally six to twelve months. To the extent our demand forecast for specific products is less than quantities of our product on hand and our non-cancelable orders, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin. Additionally, if actual demand is higher than our demand forecast for specific products that have been fully reserved, our future margins may be higher.

Stock-based compensation: In the first quarter of fiscal 2007, we adopted SFAS No. 123(R) using the modified prospective method and began accounting for our stock-based compensation using a fair-valued based recognition method. Under the provisions of SFAS No. 123(R), stock-based compensation cost is estimated at the grant date based on the fair-value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. We develop our estimates based on historical data and market information which can change significantly over time. A small change in the estimates used can have a relatively large change in the estimated valuation.

We use the Black-Scholes option valuation model to value stock awards. We estimate stock price volatility based on an average of our historical volatility and the implied volatility derived from traded options on our stock. Estimated option life and forfeiture rate assumptions are derived from normalized historical data. For stock-based compensation awards with graded vesting that were granted after fiscal 2006, we recognize compensation expense using the straight-line amortization method over the requisite service period of the awards and adjusted for estimated forfeitures.

Income Taxes: We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As a result of our analysis of expected future income at March 31, 2005, it was considered more likely than not that a valuation allowance for all U.S. deferred tax assets was required, resulting in a $67.9 million charge included in our tax provision. At March 31, 2007, the valuation allowance against our deferred tax assets totaled $124.1 million.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. Tax related assets and liabilities as of March 31, 2007 reflect settlements reached during the fiscal year, which generated a net tax benefit of $60.2 million in fiscal 2007 and $26.4 million in fiscal 2005. For a discussion of current tax matters, see Note 14 in the Notes to Consolidated Financial Statements.

Major Transactions

We are continually exploring strategic acquisitions to build upon our existing library of intellectual property and enhance our technological leadership in the markets in which we operate. Below is a discussion regarding the acquisitions and dispositions that were transacted during fiscal years 2007, 2006 and 2005.

Fiscal 2007

Reclassification

We decided to divest our systems business, including substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions, as well as internally developed hardware and software in September 2005. On July 6, 2006, we decided to retain the Snap Server portion of the systems business and terminated our ongoing efforts to sell this business. This resulted in the reclassification of the financial statements and related disclosures for all periods presented to reflect the Snap Server portion of our systems business as continuing operations effective in the first quarter of fiscal 2007. This included recording an asset impairment charge of $13.2 million related to certain acquisition-related intangible assets and $0.7 million for legal and consulting fees incurred in connection with our efforts that had been undertaken to sell the Snap Server portion of our systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

In addition, we reorganized our segments in the first quarter of fiscal 2007, identifying SSG as a new segment, in addition to our then existing DPS and DSG segments. Our SSG group provides storage systems for the protection of both file and block data, which are known as our "Snap Server by Adaptec" products, including NAS hardware and related backup, replication, and management software. We sell these products to VARs and end users through our network of distribution partners, solution providers and VARs.

Fiscal 2006

Dispositions

On December 23, 2005, we entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, we sold certain manufacturing assets, buildings and improvements and inventory located in Singapore, with respect to printed circuit board assemblies and storage system manufacturing operations, to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million), resulting in a loss on disposal of assets of $1.6 million that was recorded in "Other charges (gains)" on the Consolidated Statements of Operations.

On September 30, 2005, we sold our IBM i/p Series RAID Business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at our net book value of $0.8 million. We also granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID Business. Under the terms of the nonexclusive license, IBM paid us royalties for the sale of our board-level products on a quarterly basis through March 31, 2007, which were recognized as contingent consideration in discontinued operations when earned. In fiscal years 2007 and 2006, we received royalties, net of taxes of $7.4 million and $4.6 million, respectively, which we recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. In addition, in fiscal 2007, we recorded an additional estimated loss, net of taxes, of $0.8 million related to our facility associated with the IBM i/p Series RAID Business in "Income (loss) from disposal of discontinued operations, net of taxes" in our Consolidated Statements of Operations. To the extent that we are unable to sublease this facility by the end of the lease term, which is June 2010, we may continue to record additional losses in discontinued operations in the future. Through March 31, 2007, we had recognized a cumulative gain of $4.3 million on the disposal of the IBM i/p Series RAID Business.

On January 31, 2006, we signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of our OEM block-based systems business for $14.5 million, of which $2.5 million will be received by March 2008. In addition, Sanmina-SCI USA agreed to pay us contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. As of March 31, 2007, the revenue levels to achieve this contingent consideration have not been attained. We recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006. In the fourth quarter of fiscal 2007, Sanmina-SCI exercised its put option to return any inventory not used within one year of the close of the transaction, which resulted in us charging $0.4 million to "Income (loss) from disposal of discontinued operations, net of taxes" in our Consolidated Statements of Operations.

Fiscal 2005

Acquisitions

During the first quarter of fiscal 2005, we purchased the IBM i/p Series RAID Business. During the second quarter of fiscal 2005, we purchased Snap Appliance. Accordingly, the estimated fair value of assets acquired and liabilities assumed in the acquisitions and the results of operations of the acquired entities were included in our consolidated financial statements as of the respective effective dates of the acquisitions. There were no significant differences between our accounting policies and those of the IBM i/p Series RAID Business and Snap Appliance. However, as a result of the sale of the IBM i/p Series RAID Business, the related operations have been reclassified to "Income (loss) from discontinued operations, net of taxes" on the Consolidated Statements of Operations, as discussed in Note 2.

IBM i/p Series RAID: On June 29, 2004, we completed the acquisition of IBM's i/p Series RAID component business line consisting of certain purchased RAID data protection intellectual property, semiconductor designs and assets, and licensed from IBM related RAID intellectual property. The licensing agreement granted us the right to use IBM's RAID technology and embedded Power PC technology for our internal and external RAID products to be sold to IBM and other customers. In conjunction with the acquisition, we also entered into a three-year exclusive product supply agreement under which we will supply RAID software, firmware and hardware to IBM for use in IBM's iSeries and pSeries servers. We also entered into an agreement for IBM to provide silicon wafer manufacturing processing services to us for the term of the supply agreement at agreed upon rates.

The final purchase price totaled $49.3 million, which consisted of a cash payment to IBM of $47.5 million, warrants valued at $1.1 million, net of registration costs, and transaction costs of $0.7 million. This purchase price included a final adjustment of $0.2 million in the first quarter of fiscal 2006 to both goodwill and acquisition costs. In connection with the acquisition, we issued to IBM a warrant to purchase 250,000 shares of our common stock at an exercise price of $8.13 per share. The warrant had a term of five years from the date of issuance and is immediately exercisable. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 3.9% and an estimated life of five years. The transaction costs consisted primarily of legal, valuation and other fees.

Snap Appliance: On July 23, 2004, we completed the acquisition of Snap Appliance, a provider of NAS products, to expand our product offerings in the external storage market and to deliver cost-effective, scalable and easy-to-use DAS, NAS and IP-based SAN products from the workgroup to the data center. The final purchase price was $83.7 million, consisting of $76.7 million in cash and transaction fees and $7.0 million related to the fair value of assumed stock options to purchase 1.2 million shares of our common stock. This purchase price included a final adjustment of $0.7 million in the first quarter of fiscal 2006 to both goodwill and acquisitions costs. The assumed stock options were valued using the Black-Scholes valuation model with the following assumptions: volatility rate of 58%; a risk-free interest rate of 2.6%; and an estimated life of 2.25 years.

Of the total assumed stock options, stock options to purchase approximately 0.7 million shares of our common stock, with exercise prices ranging between $1.42 and $5.66 per share, were unvested, which we refer to as the Snap Unvested Options. The Snap Unvested Options have a ten-year term and vest primarily over four years from the date of grant. The intrinsic value of the Snap Unvested Options of $3.6 million was accounted for as deferred stock-based compensation and was recognized as compensation expense over the related vesting periods. In fiscal 2007, with the adoption of SFAS No. 123(R), we reduced the deferred stock-based compensation balance of $0.3 million against "Additional paid-in capital," which is a separate component of stockholders' equity in the Consolidated Balance Sheets.

In addition, a management incentive program was established to pay former employees of Snap Appliance cash payments totaling $13.8 million, which was paid over a two-year period through the second quarter of fiscal 2007. Payments under the management incentive program were expensed as employees met their employment obligations or were recorded as part of the Snap Appliance acquisition-related restructuring for involuntarily terminations by us.

A portion of the Snap Appliance acquisition price totaling $5.4 million was held back, and in connection with the management incentive program, $1.3 million was held back for a total of $6.7 million, also referred to as the Snap Appliance Holdback, for unknown liabilities that may have existed as of the acquisition date. The Snap Appliance Holdback was paid in the second quarter of fiscal 2006, except for funds necessary to provide for any pending claims, which totaled approximately $3.0 million. In fiscal 2007, we resolved all outstanding claims against the Snap Appliance Holdback.

Acquisition-Related Restructuring: During the first quarter of fiscal 2006, we finalized our Snap Appliance integration plan to eliminate certain duplicative resources, including severance and benefits in connection with the involuntary termination of approximately 24 employees, exiting duplicative facilities and disposing of duplicative assets. The acquisition-related restructuring liabilities of $6.7 million were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation. Any further changes to our finalized plan will be accounted for under SFAS No. 146 and will be recorded in "Restructuring Charges" in the Consolidated Statements of Operations. In the third quarter of fiscal 2006, we recorded additional adjustments of $0.2 million due to additional estimated loss related to the facilities that we subleased. As of March 31, 2007, we had utilized $4.8 million of these charges. We anticipate that the remaining restructuring reserve balance of $2.1 million will be paid out by the third quarter of fiscal 2012.

IBM Distribution Agreement

In December 2004, we entered into a distribution agreement with IBM for our RAID controllers and connectivity products sold for IBM's iSeries and pSeries servers. The agreement was made through an amendment to our existing i/p Series RAID supply and intellectual property agreement entered into in June 2004 (See Note 16). The distribution agreement was accounted for as a standalone transaction as it was not contemplated at the time we entered into the original IBM i/p Series RAID transaction. On September 30, 2005, we sold the IBM i/p Series RAID business to IBM. As a result, the distribution agreement was cancelled as part of the sale.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective beginning with our fiscal 2008. We are currently assessing the impact, if any, of FIN 48 on our financial position and results of operations.

In September 2006, the SEC issued SAB 108 to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The "roll-over" method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior period misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The "iron-curtain" method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior period errors on the income statement. In SAB 108, the SEC staff established an approach that is commonly referred to as a "dual approach" because it requires quantification of errors under both the "iron curtain" and the "roll-over" methods. The adoption of SAB 108 did not have a material impact on our financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all hybrid financial instruments held, obtained, or issued by us for fiscal years beginning with our fiscal 2008. We are currently assessing the impact of SFAS No. 155 on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective beginning with our fiscal 2009, and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on our results of operations and financial position.

In February 2007, FASB issued SFAS No. 159, which permits companies to choose to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective beginning with our fiscal 2010. We are currently evaluating the impact of SFAS No. 159 on our results of operations and financial position.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Our exposure to market risk for a change in interest rates relates primarily to our investment portfolio. As of March 31, 2007, our available-for-sale debt investments, excluding those classified as cash equivalents, totaled $479.7 million (see Note 3 of the Notes to Consolidated Financial Statements) and included corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities, all of which are of high investment grade. They are subject to interest rate risk and will decline in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of March 31, 2007, the decline in the fair value of the portfolio would not be material to our financial position. Declines in interest rates will, over time, reduce our interest income.

Equity Price Risk

We consider our direct exposure to equity price risk to be minimal. We invest in technology companies through two venture capital funds. As of March 31, 2007, the carrying value of such investments aggregated $2.0 million. We monitor our equity investments on a periodic basis. In the event that the carrying value of our equity investments exceeds their fair value, and the decline in value is determined to be other-than-temporary, the carrying value is reduced to its current fair value.

Foreign Currency Risk

We translate foreign currencies into U.S dollars for reporting purposes; currency fluctuations can have an impact on our results. For all three fiscal years presented there was an immaterial currency exchange impact from our intercompany transactions. The amount of local currency obligations settled in any period is not significant to our cash flows or results of operations, although we continuously monitor the amount and timing of those obligations. The effect of an immediate 10% change in exchange rates on forward exchange contracts would not have affected our financial position or results of operations.

Item 8. ***Financial Statements and Supplementary Data***

See the index appearing under Item 15(a)(1) on page 48 of this Annual Report on Form 10-K for the Consolidated Financial Statements at March 31, 2007 and 2006 and for each of the three years in the period ended March 31, 2007 and the Report of Independent Registered Public Accounting Firm.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our CEO and our CFO have concluded that the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition our assets that could have a material effect on our financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of financial reporting controls, process documentation, accounting policies, and our overall control environment. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Our assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included herein.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information with respect to our directors is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors" in our definitive Proxy Statement for our 2007 Annual Meeting of Stockholders or the Proxy Statement. Information regarding the compliance by our directors, executive officers and 10% or greater stockholders with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption: "Section 16(a) Beneficial Ownership Reporting Compliance" from our Proxy Statement. Information with respect to our executive officers is included in Item 4A of Part I of this Annual Report on Form 10-K under the heading "Executive Officers." Information regarding the Audit Committee of our Board of Directors and our Audit Committee financial expert is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors" from the Proxy Statement.

Adaptec maintains a Code of Business Conduct, Ethics, and Compliance, which incorporates our code of ethics that is applicable to all employees, including all officers, and including our independent directors who are not employees of Adaptec, with regard to their Adaptec-related activities. The Code of Business Conduct, Ethics, and Compliance incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. It also incorporates our expectations of our employees that enable us to provide accurate and timely disclosure in our filings with the Securities and Exchange Commission and other public communications. In addition, it incorporates Adaptec guidelines pertaining to topics such as health and safety compliance; diversity and non-discrimination; supplier expectations; and privacy.

The full text of our Code of Business Conduct, Ethics, and Compliance is published on our web site at www.adaptec.com/en-US/company/about/. We will post any amendments to the Code of Business Conduct, Ethics, and Compliance, as well as any waivers that are required to be disclosed by the rules of either the SEC or The NASDAQ Stock Market, on our website.

There were no material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors implemented during fiscal 2007.

Item 11. *Executive Compensation*

Information with respect to executive compensation is incorporated by reference from the information under the caption: "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Report on Executive Compensation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information with respect to the securities authorized for issuance under our equity compensation plans and the security ownership of our common stock by our directors, executive officers and 5% stockholders is incorporated by reference from the information under the captions: "Executive Compensation—Equity Compensation Plan Information" and "Stock Ownership of Principal Stockholders and Management" in our Proxy Statement. Information with respect to the Compensation Committee of our Board of Directors is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors" and "Compensation Committee Interlocks and Insider Participation" from the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information with respect to certain relationships of our directors, executive officers and 5% stockholders and related transactions is incorporated by reference from the information under the caption: "Transactions with Related Persons" in our Proxy Statement. Information regarding director independence is incorporated by reference from the information under the caption: "Proposal No. 1—Election of Directors" from the Proxy Statement.

Item 14. ***Principal Accounting Fees and Services***

Information with respect to principal independent registered public accounting firm fees and services is incorporated by reference from the information under the caption "Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm" and "Fees Paid to PricewaterhouseCoopers" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(b) **Exhibits**

See Item 15(a)(3), above.

(c) **Financial Statement Schedules**

See Item 15(a)(2), above.

ADAPTEC, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2007, 2006 AND 2005

	Balance at Beginning of Period	Additions	Deletions	Balance at End of Period
		(in thousands)		
Year ended March 31, 2007				
Allowance for doubtful accounts[1]	$ 814	$ 67	$ 362	$ 519
Sales returns[1]	4,743	9,393	11,737	2,399
Allowances[1]	6,067	10,241	13,005	3,303
Allowance for Deferred Tax Assets	91,476	32,594	—	124,070
Year ended March 31, 2006				
Allowance for doubtful accounts[1]	$ 1,029	$ 5	$ 220	$ 814
Sales returns[1]	4,199	12,445	11,901	4,743
Allowances[1]	10,090	14,350	18,373	6,067
Allowance for Deferred Tax Assets	67,167	24,309	—	91,476
Year ended March 31, 2005				
Allowance for doubtful accounts[1]	$ 1,269	$ 132	$ 372	$ 1,029
Sales returns[1]	3,960	15,535	15,296	4,199
Allowances[1]	4,727	23,362	17,999	10,090
Allowance for Deferred Tax Assets	—	67,167	—	67,167

Notes:

[1] Amounts are included in "Accounts receivable" in the Consolidated Balance Sheets.

All other schedules are omitted because they are not applicable or the amounts are immaterial or the required information is presented in the Consolidated Financial Statements and Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADAPTEC, INC.

Date: June 6, 2007

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SUBRAMANIAN SUNDARESH Subramanian Sundaresh	President and Chief Executive Officer (principal executive officer)	June 6, 2007
/s/ CHRISTOPHER O'MEARA Christopher O'Meara	Vice President and Chief Financial Officer (principal financial officer)	June 6, 2007
/s/ JOHN M. WESTFIELD John M. Westfield	Vice President and Corporate Controller (principal accounting officer)	June 6, 2007
/s/ D. SCOTT MERCER D. Scott Mercer	Chairman	June 6, 2007
/s/ JON S. CASTOR Jon S. Castor	Director	June 6, 2007
/s/ JOSEPH S. KENNEDY Joseph S. Kennedy	Director	June 6, 2007
/s/ ROBERT J. LOARIE Robert J. Loarie	Director	June 6, 2007
/s/ JUDITH M. O'BRIEN Judith M. O'Brien	Director	June 6, 2007
/s/ CHARLES J. ROBEL Charles J. Robel	Director	June 6, 2007
/s/ DR. DOUGLAS E. VAN HOUWELING Dr. Douglas E. Van Houweling	Director	June 6, 2007


Form 10-K

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Form	Incorporated by Reference			Filed with this 10-K
			File Number	Exhibit	File Date	
2.01	Asset Purchase Agreement, dated September 30, 2005, by and between the Registrant and International Business Machines Corporation	8-K	000-15071	2.01	10/06/05	
3.01	Certificate of Incorporation of Registrant filed with Delaware Secretary of State on November 19, 1997.	10-K	000-15071	3.1	06/26/98	
3.02	Amended and Restated Bylaws of the Company	8-K	000-15701	3.01	12/18/06	
4.01	Indenture, dated as of December 22, 2003, by and between the Registrant and Wells Fargo Bank, National Association.	10-Q	000-15071	4.01	02/09/04	
4.02	Form of ¾% Convertible Senior Subordinated Note.	10-Q	000-15071	4.02	02/09/04	
4.03	Registration Rights Agreement, dated as of December 22, 2003, by and among the Registrant, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.	10-Q	000-15071	4.03	02/09/04	
4.04	Collateral Pledge and Security Agreement, dated as of December 22, 2003, by and among the Registrant, Wells Fargo Bank, National Association, as trustee, and Wells Fargo Bank, National Association, as collateral agent.	10-Q	000-15071	4.04	02/09/04	
4.05	Warrant Agreement, dated as of June 29, 2004, between the Registrant and International Business Machines Corporation	S-3	333-119266	4.03	09/02/04	
4.06	Warrant Agreement, dated as of August 10, 2004, between the Registrant and International Business Machines Corporation	S-3	333-119266	4.04	09/02/04	
10.01†	Registrant's Savings and Retirement Plan.	10-K	000-15071	(A)	(A)	
10.02†	Second Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.02	06/14/04	
10.03†	Third Amendment to the Registrant's Savings and Retirement Plan.	10-K	000-15071	10.03	06/14/05	
10.04†	Registrant's 1986 Employee Stock Purchase Plan (amended and restated June 1998, August 2000 and August 2003).	10-Q	000-15071	10.01	11/03/03	
10.05†	1990 Stock Plan, as amended.	SC TO-I	005-38119	99.(d)(1)	05/22/01	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference			Filed with this 10-K
			File Number	Exhibit	File Date	
10.06†	Forms of Stock Option Agreement, Tandem Stock Option/SAR Agreement, Restricted Stock Purchase Agreement, Stock Appreciation Rights Agreement, and Incentive Stock Rights Agreement for use in connection with the 1990 Stock Plan, as amended.	10-K	000-15071	(B)	(B)	
10.07†	1999 Stock Plan.	SC TO-I	005-38119	99.(d)(2)	05/22/01	
10.08†	2000 Nonstatutory Stock Option Plan and Form of Stock Option Agreement.	SC TO-I	005-38119	99.(d)(3)	05/22/01	
10.09†	1990 Directors' Option Plan and forms of Stock Option Agreement, as amended.	10-K	000-15071	10.6	06/29/99	
10.10†	2000 Director Option Plan and Form of Agreement.	10-Q	000-15071	10.1	11/06/00	
10.11	License Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.14	06/27/00	
10.12	Amendment to License Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.21	06/24/02	
10.13	Asset Purchase Agreement between International Business Machines Corporation and the Registrant.	10-K	000-15071	10.22	06/24/02	
10.14*	Dell Supplier Master Purchase Agreement, dated as of September 27, 2002, by and between Dell Products L.P. and the Registrant.	8-K	000-15071	99.1	01/24/03	
10.15	Base Agreement, dated as of March 24, 2002, by and between the Registrant and International Business Machines Corporation	10-Q	000-15071	10.03	08/09/04	
10.16†	2004 Equity Incentive Plan, as amended on August 24, 2006	8-K	000-15071	99.01	8/30/06	
10.17†	Form of Stock Option Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.02	11/10/04	
10.18†	Form of Restricted Stock Purchase Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.03	11/10/04	
10.19†	Form of Restricted Stock Unit Agreement under the 2004 Equity Incentive Plan	10-Q	000-15071	10.04	11/10/04	
10.20†	Eurologic Systems Group Limited 1998 Share Option Plan Rules (Amended as of 1 April 2003)	S-8	333-104685	4.03	04/23/03	
10.21†	Broadband Storage, Inc. 2001 Stock Option and Restricted Stock Purchase Plan	S-8	333-118090	4.03	08/10/04	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference File Number	Exhibit	File Date	Filed with this 10-K
10.22†	Snap Appliance, Inc. 2002 Stock Option and Restricted Stock Purchase Plan	S-8	333-118090	4.04	08/10/04	
10.23†	Stargate Solutions, Inc. 1999 Incentive Stock Plan	S-8	333-69116	4.03	09/07/01	
10.24†	Employment Agreement of Subramanian "Sundi" Sundaresh, effective as of September 21, 2005	8-K	000-15071	10.01	09/27/05	
10.25†	Employment Agreement Addendum of Mr. Subramanian Sundaresh, effective as of November 14, 2005	8-K/A	000-15071	10.01	11/17/05	
10.26†	Employment Agreement of Marcus Lowe, effective as of September 21, 2005	8-K	000-15071	10.03	09/27/05	
10.27†	2005 Deferred Compensation Plan	10-Q	000-15071	10.01	11/07/05	
10.28*	Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation	10-Q	000-15071	10.1	02/07/06	
10.29*	Asset Purchase and Sale Agreement, dated as of December 23, 2005, by and among Adaptec Manufacturing (s) Pte. Ltd., Sanmina-SCI Corporation and Sanmina-SCI Systems Singapore Pte. Ltd.	10-Q	000-15071	10.2	02/07/06	
10.30*	Amendment to Manufacturing Services and Supply Agreement by and between the Registrant and Sanmina-SCI Corporation	10-Q	000-15071	10.3	02/07/06	
10.31†	Employment Agreement of Mr. Christopher O'Meara, effective as of March 21, 2006	8-K	000-15071	10.01	03/27/06	
10.32†	Adaptec Incentive Plan, Fiscal 2007	8-K	000-15071	99.01	05/24/06	
10.33*	Asset Purchase and Sale Agreement, dated as of January 31, 2006, by and among Adaptec, Inc., Sanmina-SCI Corporation and Sanmina-SCI USA, Inc.	10-K	000-15071	10.49	06/14/06	
10.34†	Non-Employee Director Compensation Policy, as amended	10-Q	000-15071	10.1	11/08/06	
10.35†	Adaptec, Inc. 2006 Director Plan	DEF 14A	000-15071	A	7/28/06	
10.36†	Notice of Restricted Stock Grant and Restricted Stock Agreement under 2006 Director Plan	8-K	000-15071	99.01	09/15/06	
10.37†	Notice of Stock Option Grant and Stock Option Award Agreement under 2006 Director Plan	8-K	000-15701	99.02	09/15/06	
10.38†	Notice of Stock Appreciation Right Award and Stock Appreciation Right Award Agreement under 2006 Director Plan	8-K	000-15071	99.03	09/15/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed with this 10-K
		Form	File Number	Exhibit	File Date	
10.39†	Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement under 2006 Director Plan	8-K	000-15071	99.04	09/15/06	
10.40†	Offer Letter between the Company and Judith M. O'Brien, dated July 14, 2006	8-K	000-15071	99.01	07/20/06	
10.41†	Offer Letter between the Company and Jon S. Castor, dated July 17, 2006	8-K	000-15071	99.02	07/20/06	
10.42†	Fiscal 2008 Adaptec Incentive Plan	8-K	000-15071	99.1	04/20/07	
10.43†	Executive Employment Agreement of Ted Chen, effective as of May 1, 2007	8-K	000-15071	10.01	05/04/07	
10.44†	Executive Employment Agreement of Manoj Goyal, effective as of May 1, 2007	8-K	000-15071	10.02	05/04/07	
10.45†	Executive Employment Agreement of Russ Johnson, effective as of May 1, 2007	8-K	000-15071	10.03	05/04/07	
10.46†	Executive Employment Agreement of Steve Terlizzi, effective as of May 1, 2007	8-K	000-15071	10.04	05/04/07	
10.47†	Form of Indemnification Agreement entered into between the Company and its officers and directors					X
21.01	Subsidiaries of Registrant					X
23.01	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.					X
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

(A) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1987.

(B) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1993.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 14(c) of said form.

* Confidential treatment has been granted for portions of this agreement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-86098, 333-89666, 333-113557 and 333-119266) and Form S-8 (Nos. 333-137397, 333-120316, 333-119271, 333-118090, 333-104685, 333-69116, 333-52512, 333-95673, 333-92173, 333-58183, 333-77321, 333-66151, 333-02889, 333-00779, 033-43591 and 333-14241) of Adaptec, Inc. of our report dated June 4, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 4, 2007


Form 10-K

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Subramanian Sundaresh, certify to the best of my knowledge based upon a review of the Annual Report on Form 10-K of Adaptec, Inc. for the fiscal year ended March 31, 2007 (the "*Form 10-K*"), that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 6, 2007

By: /s/ SUBRAMANIAN SUNDARESH
Subramanian Sundaresh
Chief Executive Officer

I, Christopher O'Meara, certify to the best of my knowledge based upon a review of the Form 10-K, that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 6, 2007

By: /s/ CHRISTOPHER O'MEARA
Christopher O'Meara
Chief Financial Officer

EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-86098, 333-89666, 333-113557 and 333-119266) and Form S-8 (Nos. 333-137397, 333-120316, 333-119271, 333-118090, 333-104685, 333-69116, 333-52512, 333-95673, 333-92173, 333-58183, 333-77321, 333-66151, 333-02889, 333-00779, 033-43591 and 333-14241) of Adaptec, Inc. of our report dated June 4, 2007, relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 4, 2007


Form 10-K

Exhibit 31.1

CERTIFICATION

I, Subramanian Sundaresh, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SUBRAMANIAN SUNDARESH

Subramanian Sundaresh
Chief Executive Officer

Date: June 6, 2007

Exhibit 31.2

CERTIFICATION

I, Christopher O'Meara, certify that:

1. I have reviewed this Annual Report on Form 10-K of Adaptec, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHRISTOPHER O'MEARA

Christopher O'Meara
Chief Financial Officer

Date: June 6, 2007

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Subramanian Sundaresh, certify to the best of my knowledge based upon a review of the Annual Report on Form 10-K of Adaptec, Inc. for the fiscal year ended March 31, 2007 (the "*Form 10-K*"), that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 6, 2007

By: /s/ SUBRAMANIAN SUNDARESH
Subramanian Sundaresh
Chief Executive Officer

I, Christopher O'Meara, certify to the best of my knowledge based upon a review of the Form 10-K, that the Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Adaptec, Inc. for the periods covered by the Form 10-K.

Date: June 6, 2007

By: /s/ CHRISTOPHER O'MEARA
Christopher O'Meara
Chief Financial Officer

2007 Financial Report

Financials

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Adaptec, Inc.

We have completed integrated audits of Adaptec, Inc.'s consolidated financial statements and of its internal control over financial reporting as of March 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Adaptec, Inc. and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in the year ended March 31, 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 4, 2007

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2007	2006	2005
	(in thousands, except per share amounts)		
Net revenues	$255,208	$ 344,142	$ 402,516
Cost of revenues	173,974	230,249	240,314
Gross profit	81,234	113,893	162,202
Operating expenses:			
Research and development	56,573	68,179	93,243
Selling, marketing and administrative	61,325	72,376	78,686
Amortization of acquisition-related intangible assets	5,996	9,234	12,195
Write-off of acquired in-process technology	—	—	2,200
Restructuring charges	3,711	10,430	5,896
Goodwill impairment	—	90,602	52,272
Other charges (gains)	14,700	11,603	(290)
Total operating expenses	142,305	262,424	244,202
Loss from continuing operations	(61,071)	(148,531)	(82,000)
Interest and other income	25,618	17,621	8,369
Interest expense	(3,405)	(3,314)	(4,439)
Loss from continuing operations before income taxes	(38,858)	(134,224)	(78,070)
Provision for (benefit from) income taxes	(63,704)	1,608	51,575
Income (loss) from continuing operations	24,846	(135,832)	(129,645)
Discontinued operations, net of taxes:			
Loss from discontinued operations, net of taxes	(546)	(22,410)	(15,461)
Income from disposal of discontinued operations, net of taxes	6,543	9,810	—
Income (loss) from discontinued operations, net of taxes	5,997	(12,600)	(15,461)
Net income (loss)	$ 30,843	$(148,432)	$(145,106)
Income (loss) per share:			
Basic:			
Continuing operations	$ 0.21	$ (1.20)	$ (1.17)
Discontinued operations	$ 0.05	$ (0.11)	$ (0.14)
Net income (loss)	$ 0.26	$ (1.31)	$ (1.31)
Diluted:			
Continuing operations	$ 0.20	$ (1.20)	$ (1.17)
Discontinued operations	$ 0.04	$ (0.11)	$ (0.14)
Net income (loss)	$ 0.25	$ (1.31)	$ (1.31)
Shares used in computing income (loss) per share:			
Basic	116,602	113,405	110,798
Diluted	136,690	113,405	110,798

See accompanying Notes to the Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2007	2006
	(in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 95,922	$131,373
Marketable securities	476,501	425,179
Restricted marketable securities	1,660	1,663
Accounts receivable, net of allowance for doubtful accounts of $519 in 2007 and $814 in 2006	34,127	47,876
Inventories	28,717	28,259
Prepaid expenses	1,403	2,790
Other current assets	30,429	23,504
Assets held for sale	12,509	—
Total current assets	681,268	660,644
Property and equipment, net	15,852	30,665
Restricted marketable securities, less current portion	1,584	3,086
Other intangible assets, net	7,011	32,524
Other long-term assets	9,687	10,480
Total assets	$715,402	$737,399
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 28,101	$ 40,246
Accrued liabilities	37,134	87,722
3% Convertible Subordinated Notes ("3% Notes")	—	10,637
Total current liabilities	65,235	138,605
¾% Convertible Senior Subordinated Notes ("¾% Notes")	225,000	225,000
Other long-term liabilities	3,009	4,349
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock; $0.001 par value		
Authorized shares, 1,000; Series A shares, 250 designated; outstanding shares, none	—	—
Common stock; $0.001 par value		
Authorized shares, 400,000; outstanding shares, 118,856 as of March 31, 2007 and 115,467 as of March 31, 2006	119	115
Additional paid-in capital	190,236	174,648
Deferred stock-based compensation	—	(319)
Accumulated other comprehensive income (loss), net of taxes	3,178	(2,781)
Retained earnings	228,625	197,782
Total stockholders' equity	422,158	369,445
Total liabilities and stockholders' equity	$715,402	$737,399

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
Cash Flows From Operating Activities:			
Net income (loss)	$ 30,843	$(148,432)	$(145,106)
Less: Income (loss) from discontinued operations, net of taxes	5,997	(12,600)	(15,461)
Income (loss) from continuing operations	24,846	(135,832)	(129,645)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used for) operating activities:			
Stock-based compensation	8,473	1,653	3,525
Write-off of acquired in-process technology	—	—	2,200
Inventory-related charges	12,942	10,671	7,686
Loss (gain) on the sale of long-lived assets	—	1,579	(1,359)
Impairment of goodwill	—	90,602	52,272
Impairment of intangible assets	13,203	10,024	—
Non-cash effect of tax settlement	(60,221)	—	(26,009)
Loss on extinguishment of debt	—	80	—
Depreciation and amortization	17,326	25,887	40,501
Deferred income taxes	—	—	50,739
Income tax benefits (provision) of employees' stock transactions	—	—	(616)
Other non-cash items	1,688	1,267	73
Changes in assets and liabilities (net of acquired businesses):			
Accounts receivable	12,745	22,289	(12,546)
Inventories	(8,622)	8,003	(25,773)
Prepaid expenses and other current assets	18,794	(5,354)	15,710
Other assets	(12,038)	(419)	(956)
Accounts payable	(11,442)	(21,366)	25,112
Other liabilities	(10,125)	(22,245)	10,559
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	7,569	(13,161)	11,473
Net Cash Provided by (Used in) Operating Activities of Discontinued Operations	7,239	6,051	(21,730)
Net Cash Provided by (Used in) Operating Activities	14,808	(7,110)	(10,257)
Cash Flows From Investing Activities:			
Payment of holdbacks in connection with acquisitions of Platys and Eurologic	(1,507)	—	(2,279)
Purchases of businesses, net of cash acquired	—	—	(98,862)
Maturities of restricted marketable securities	1,688	1,688	2,736
Purchases of property and equipment	(3,733)	(7,058)	(10,718)
Proceeds from the sale of the IBM i/p and systems business	—	33,630	—
Proceeds from the sale of the Singapore manufacturing assets	—	25,986	—
Proceeds from sale of long-lived assets	—	2,684	10,877
Purchases of marketable securities	(301,524)	(596,866)	(328,167)
Sales of marketable securities	209,116	217,186	718,009
Maturities of marketable securities	46,846	37,090	77,997
Net Cash Provided by (Used in) Investing Activities of Continuing Operations	(49,114)	(285,660)	369,593
Net Cash Used in Investing Activities of Discontinued Operations	—	(1,655)	(28,751)
Net Cash Provided by (Used in) Investing Activities	(49,114)	(287,315)	340,842
Cash Flows From Financing Activities:			
Repurchases and redemption on long-term debt	(10,637)	(24,309)	—
Proceeds from the issuance of common stock	7,438	9,388	8,503
Net Cash Provided by (Used in) Financing Activities	(3,199)	(14,921)	8,503
Effect of foreign currency translation on cash and cash equivalents	2,054	(869)	37
Net Increase (Decrease) in Cash and Cash Equivalents	(35,451)	(310,215)	339,125
Cash and Cash Equivalents at Beginning of Year	131,373	441,588	102,463
Cash and Cash Equivalents at End of Year	$ 95,922	$ 131,373	$ 441,588

See accompanying Notes to Consolidated Financial Statements.

ADAPTEC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in - Capital	Deferred Stock-based Compensation	Additional Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount					
				(in thousands)			
Balance, March 31, 2004	109,810	$110	$153,174	$(2,713)	$ 3,000	$ 491,320	$ 644,891
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(145,106)	(145,106)
Unrealized loss on available-for-sale investments, net of taxes	—	—	—	—	(2,732)	—	(2,732)
Foreign currency translation adjustment, net of taxes	—	—	—	—	438	—	438
Total comprehensive loss, net of taxes							(147,400)
Sale of common stock under employee stock purchase and option plans	2,514	1	8,502	—	—	—	8,503
Income tax provision of employees' stock transactions	—	—	(616)	—	—	—	(616)
Issuance of restricted stock	15	1	117	(118)	—	—	—
Issuance of common stock in connection with acquisition	—	—	3,464	—	—	—	3,464
Deferred stock-based compensation	—	—	3,598	(3,598)	—	—	—
Amortization of deferred stock-based compensation	—	—	75	3,450	—	—	3,525
Adjustment of deferred stock-based compensation	—	—	(563)	563	—	—	—
Issuance of warrant in connection with acquisition	—	—	2,024	—	—	—	2,024
Non-cash tax settlement	—	—	(4,068)	—	—	—	(4,068)
Balance, March 31, 2005	112,339	112	165,707	(2,416)	706	346,214	510,323
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(148,432)	(148,432)
Unrealized loss on available-for-sale investments, net of taxes	—	—	—	—	(2,687)	—	(2,687)
Foreign currency translation adjustment, net of taxes	—	—	—	—	(800)	—	(800)
Total comprehensive loss, net of taxes							(151,919)
Sale of common stock under employee stock purchase and option plans	3,131	3	9,385	—	—	—	9,388
Amortization of deferred stock-based compensation	—	—	—	1,653	—	—	1,653
Adjustment of deferred Stock-based compensation	(3)	—	(444)	444	—	—	—
Balance, March 31, 2006	115,467	115	174,648	(319)	(2,781)	197,782	369,445
Components of comprehensive income:							
Net income	—	—	—	—	—	30,843	30,843
Unrealized gain on available-for-sale investments, net of taxes	—	—	—	—	3,792	—	3,792
Foreign currency translation adjustment, net of taxes	—	—	—	—	2,167	—	2,167
Total comprehensive income, net of taxes							36,802
Sale of common stock under employee stock purchase and option plans	3,389	4	7,434	—	—	—	7,438
Adjustment to stock-based compensation	—	—	(319)	319	—	—	—
Stock-based compensation	—	—	8,473	—	—	—	8,473
Balance, March 31, 2007	118,856	$119	$190,236	$ —	$ 3,178	$ 228,625	$ 422,158

See accompanying Notes to the Consolidated Financial Statements.

ADAPTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description

Adaptec, Inc. ("Adaptec" or the "Company") provides storage solutions that reliably move, manage and protect critical data and digital content. The Company delivers software and hardware components that provide reliable storage connectivity and advanced data protection to leading OEMs and through distribution channel partners. The Company's software and hardware products range from HBAs, RAID controllers, host RAID software, Adaptec RAID Code software, Advanced Data Protection software, Storage Management software, Snapshot software and other solutions that span SCSI, SAS, SATA, and iSCSI interface technologies. The Company's Snap Servers offer NAS solutions for both fixed capacity and future scalability. System integrators and white box suppliers build server and storage solutions based on Adaptec technology in order to deliver products with superior price and performance, data protection and interoperability.

Basis of Presentation

The consolidated financial statements include the accounts of Adaptec and all of its wholly-owned subsidiaries after elimination of intercompany transactions and balances.

The glossary of key acronyms used in the Company's industry and accounting rules and regulations referred to within the Notes to the Consolidated Financial Statements are listed in alphabetical order in Note 21.

Use of Estimates and Reclassifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company relies on forward looking projections to determine whether a valuation allowance is required related to net deferred tax assets, inventory reserves, impairments of long-lived assets, and the valuation and recognition of stock-based awards. These estimates include, among other things, the amount and timing of future revenues that are expected to come from products and services that have either recently been introduced or that are to be introduced in the future. It is reasonably possible that actual results could differ from such estimates resulting in the need for a valuation allowance for net deferred tax assets, inventory reserve charges, the valuation and recognition of stock-based awards or other charges.

Certain reclassifications have been made to prior period reported amounts to conform to the current year presentation, including reclassification of discontinued operations as discussed in Note 2. These reclassifications had no impact on net income (loss), total assets or total stockholders' equity. On September 30, 2005, the Company completed the sale to International Business Machines ("IBM") of its IBM i/p Series RAID component business ("IBM i/p Series RAID Business"), and in September 2005, the Company decided to divest its systems business, which included substantially all of the operating assets and cash flows that were obtained through the Company's acquisition of Snap Appliance, Inc. in fiscal 2005 and Eurologic Systems Group Limited in fiscal 2004 as well as internally generated hardware and software. In January 2006, the Company sold the OEM block-based portion of its systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc. In July 2006, and effective for the end of the first quarter of fiscal 2007, the Company decided to retain the Snap Server portion of the systems business and terminated its ongoing efforts to sell this business. As a result, the IBM i/p Series RAID Business and the OEM block-based portion of its systems business have been accounted for as discontinued operations. Accordingly, the Company has reclassified the financial statements and related disclosures for all periods presented to reflect both of these businesses as discontinued operations.

Unless otherwise indicated, the Notes to the Consolidated Financial Statements relate to the discussion of the Company's continuing operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to United States dollars using period-end exchange rates, and translates revenues and expenses using average monthly exchange rates. The resulting cumulative translation adjustments are included in "Accumulated other comprehensive income, net of taxes," a separate component of stockholders' equity in the Consolidated Balance Sheets.

For foreign subsidiaries whose functional currency is the United States dollar, certain assets and liabilities are remeasured at the period-end or historical rates as appropriate. Revenues and expenses are remeasured at the average monthly rates. Currency transaction gains and losses are recognized in current operations and have not been material to the Company's operating results for the periods presented.

Derivative Financial Instruments

The Company did not enter into forward exchange or other derivative foreign currency contracts during the fiscal years ended March 31, 2007, 2006 and 2005. The Company does not hold or issue foreign exchange contracts for trading or speculative purposes. In connection with the issuance of its ¾% Notes due 2023, the Company entered into a derivative financial instrument to repurchase its common stock, at the Company's option, at specified prices in the future to mitigate potential dilution as a result of the conversion of the ¾% Notes. See Note 7 for further details.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The following table represents the related cost basis and the estimated fair values, which are based on quoted market prices, for the Company's publicly traded debt:

	March 31, 2007		March 31, 2006	
	Cost Basis	Estimated Fair Value	Cost Basis	Estimated Fair Value
	(in thousands)			
¾% Notes	$225,000	$204,750	$225,000	$195,188
3% Notes	—	—	10,637	10,527
Total	$225,000	$204,750	$235,637	$205,715

Cash Equivalents and Marketable Securities

Cash equivalents consist of highly liquid investments with remaining maturities of three months or less at the date of purchase. Marketable securities consist of corporate obligations, commercial paper, other debt securities, municipal bonds and United States government securities with remaining maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

Marketable securities, including equity securities, are classified as available-for-sale and are reported at fair market value and unrealized gains and losses, net of income taxes are included in "Accumulated other comprehensive income, net of taxes" as a separate component of stockholders' equity in the Consolidated Balance Sheets. The marketable securities are adjusted for amortization of premiums and discounts and such amortization is included in "Interest and other income" in the Consolidated Statements of Operations. When the

Note 1. Summary of Significant Accounting Policies (Continued)

fair value of an investment declines below its original cost, the Company considers all available evidence to evaluate whether the decline in value is other-than-temporary. Among other things, the Company considers the duration and extent to which the market value has declined relative to its cost basis and economic factors influencing the markets. Unrealized losses considered other-than-temporary are charged to "Interest and other income" in the Consolidated Statements of Operations in the period in which the determination is made. Gains and losses on securities sold are determined based on the average cost method and are included in "Interest and other income" in the Consolidated Statements of Operations. The Company does not hold its securities for trading or speculative purposes.

Restricted marketable securities consist of United States government securities that are required as security under the indenture related to the ¾% Notes (Note 7).

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company invests in high-credit quality investments, maintained with major financial institutions. The Company, by policy, limits the amount of credit exposure through diversification and management regularly monitors the composition of its investment portfolio for compliance with the Company's investment policies.

The Company sells its products to OEMs, distributors and retailers throughout the world. Sales to customers are predominantly denominated in United States dollars and, as a result, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable.

Four customers accounted for 23%, 22%, 11% and 11% of gross accounts receivable at March 31, 2007. Two customers accounted for 28% and 18% of gross accounts receivable at March 31, 2006. In fiscal 2007, IBM and Dell accounted for 34% and 13% of total net revenues, respectively. In fiscal 2006, IBM and Dell accounted for 28% and 15% of total net revenues, respectively. In fiscal 2005, IBM and Dell accounted for 24% and 14% of total net revenues, respectively.

The Company currently purchases the majority of its finished products from Sanmina-SCI and if Sanmina-SCI fails to meet the Company's manufacturing needs, it would delay product shipments to the Company's customers.

The industry in which the Company operates is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to its industry, the timely implementation of new manufacturing technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the market for its products has historically been cyclical and subject to significant economic downturns at various times. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. The Company believes that its existing sources of liquidity, including its cash, cash equivalents and investments, will be adequate to support its operating and capital investment activities for the next twelve months.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company writes down inventories based on estimated excess and obsolete inventories determined primarily by

Note 1. Summary of Significant Accounting Policies (Continued)

future demand forecasts. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment

Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets. The Company capitalizes substantially all costs related to the purchase and implementation of software projects used for internal business operations. Capitalized internal-use software costs primarily include license fees, consulting fees and any associated direct labor costs and are amortized over the estimated useful life of the asset, typically a three- to five-year period.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of tangible and identifiable intangible net assets acquired in business combinations. Goodwill is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Other intangible assets, net, consist of acquisition-related intangible assets, intellectual property and warrants. Other intangible assets, net, are carried at cost less accumulated amortization. Other intangible assets are amortized over their estimated useful lives ranging from three months to seven years, reflecting the pattern in which the economic benefits of the assets are expected to be realized.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, the Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate if the carrying values of its long-lived assets are impaired. When the Company determines that the carrying value of its long-lived assets, other than goodwill, may not be recoverable based upon the existence of one or more indicators of impairment, the Company measures any impairment based on a discounted estimated future cash flows method and applying a discount rate commensurate with the risks inherent in its current business model. The impairment of long-lived assets is included in "Other charges (gains)" in the Consolidated Statements of Operations. In fiscal 2005, the Company recorded a gain of $2.8 million on the sale of buildings under "Other charges (gains)" in the Consolidated Statements of Operations. In fiscal 2006, the Company recorded a loss of $1.6 million on the sale of its Singapore manufacturing operations and an impairment charge of $10.0 million on its systems business' long-lived assets, to adjust the carrying value of these assets to fair value, which was aligned to the offers made by potential purchasers when it was previously held for sale, in "Other charges (gains)" in the Consolidated Statements of Operations. In fiscal 2007, in connection with the decision to retain and operate the Snap Server portion of the systems business, the Company recorded an impairment charge of $13.2 million on its systems business' long-lived assets in "Other charges (gains)" in the Consolidated Statements of Operations, which is discussed further in Note 5.

Stock-Based Compensation

The Company has employee and director stock compensation plans which are more fully described in Note 8. Beginning in fiscal 2007, the Company accounts for stock-based compensation in accordance with SFAS No. 123(R) using the modified prospective transition method. Under SFAS No. 123(R), the Company measures and recognizes compensation expense for all stock-based awards made to its employees and directors, including employee stock options, employee stock purchase plans, and other stock-based awards, based on estimated fair values. In addition, the Company also adopted the alternative transition method provided in FSP No. 123(R)-3

Note 1. Summary of Significant Accounting Policies (Continued)

for calculating the effects of share-based compensation pursuant to SFAS No. 123(R), which included a simplified method to establish the beginning balance of the additional paid in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). Prior to fiscal 2007, the Company accounted for stock-based compensation in accordance with APB Opinion No. 25 as interpreted by FIN 44, and complied with the disclosure provisions of SFAS No. 148, an amendment of SFAS No. 123. Under APB Opinion No. 25, compensation expense was recognized on the measurement date based on the excess, if any, of the fair value of the Company's common stock over the amount an employee must pay to acquire the common stock. In addition, the Company also accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, which required that such equity instruments be recorded at their fair value on the measurement date, which is typically the date of grant. Disclosures related to the Company's adoption of SFAS No. 123(R) and disclosure provision of SFAS No. 148 are discussed further in Note 8.

Revenue Recognition

The Company recognizes revenue from the majority of its product sales, including sales to OEMs, distributors and retailers, upon shipment from the Company, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured.

The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits distributors to return products subject to certain conditions. The Company establishes allowances for expected product returns in accordance with SFAS No. 48. The Company also establishes allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprise the Company's revenue reserves and are recorded as direct reductions of revenue and accounts receivable. The Company makes estimates of future returns and rebates based primarily on its past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for its products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates have not been significantly different from the Company's estimates. However, actual returns and rebates in any future period could differ from the Company's estimates, which could impact the net revenue it reports.

For products which contain software, where software is essential to the functionality of the product, or software product sales, the Company recognizes revenue when passage of title and risk of ownership is transferred to customers, persuasive evidence of an arrangement exists, which is typically upon sale of product by the customer, the price is fixed or determinable and collectibility is reasonably assured, in accordance with SOP No. 97-2, as amended and modified by SOP 98-9. For software sales that are considered multiple element transactions, the entire fee from the arrangement is allocated to each respective element based on its vendor specific fair value or upon the residual method and recognized when revenue recognition criteria for each element are met. Vendor specific fair value for each element is established based on the sales price charged when the same element is sold separately or based upon a renewal rate.

Software Development Costs

The Company's policy is to capitalize software development costs incurred after technological feasibility has been demonstrated, which is determined to be the time a working model has been completed. Through March 31, 2007, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to "Research and development" in the Consolidated Statements of Operations.


Financials

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements, but have not been reflected in the Company's taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. The Company provides a valuation allowance to the extent that the Company does not believe it is more likely than not that it will generate sufficient taxable income in future periods to realize the benefit of its deferred tax assets. Predicting future taxable income is difficult, and requires the use of significant judgment.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective beginning with the Company's fiscal 2008. The Company is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the SEC issued SAB 108 to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The "roll-over" method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior period misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The "iron-curtain" method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior period errors on the income statement. In SAB 108, the SEC staff established an approach that is commonly referred to as a "dual approach" because it requires quantification of errors under both the "iron curtain" and the "roll-over" methods. The adoption of SAB 108 did not have a material impact on the Company's financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all hybrid financial instruments held, obtained, or issued by the Company for fiscal years beginning with the Company's fiscal 2008. The Company is currently assessing the impact of SFAS No. 155 on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective beginning with the Company's fiscal 2009, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on its results of operations and financial position.

In February 2007, FASB issued SFAS No. 159, which permits companies to choose to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective beginning with the Company's fiscal 2010. The Company is currently evaluating the impact of SFAS No. 159 on its results of operations and financial position.

Note 2. Discontinued Operations

IBM i/p Series RAID Business:

On September 30, 2005, the Company entered into a series of arrangements with IBM pursuant to which the Company sold its IBM i/p Series RAID Business to IBM for approximately $22.0 million plus $1.3 million for certain fixed assets. In addition, IBM purchased certain related inventory at the Company's net book value of $0.8 million. Expenses incurred in the transaction primarily included costs of approximately $0.5 million for legal and accounting fees. In addition, the Company accrued $0.3 million for lease obligations. Under the terms of the agreements, the Company granted IBM a nonexclusive license to certain intellectual property and sold to IBM substantially all of the assets dedicated to the engineering and manufacturing of RAID controllers and connectivity products for the IBM i/p Series RAID Business. Under the terms of the nonexclusive license, IBM paid royalties to the Company for the sale of its board-level products on a quarterly basis through March 31, 2007, which were recognized as contingent consideration in discontinued operations when earned. In fiscal years 2007 and 2006, the Company received royalties, net of taxes, of $7.4 million and $4.6 million, respectively, which the Company recorded in "Income (loss) from disposal of discontinued operations, net of taxes," in the Consolidated Statements of Operations. In addition, in fiscal 2007, the Company recorded an additional estimated loss, net of taxes, of $0.8 million related to its facility associated with the IBM i/p Series RAID Business in "Income (loss) from disposal of discontinued operations, net of taxes" in its Consolidated Statements of Operations. To the extent that the Company is unable to sublease this facility by the end of the lease term, which is June 2010, the Company may continue to record additional losses in discontinued operations in the future. Through March 31, 2007, the Company had recognized a cumulative gain of $4.3 million on the disposal of the IBM i/p Series RAID Business.

Net revenues and the components of loss related to the IBM i/p Series RAID business included in discontinued operations, which were previously included in the Company's DPS segment, were as follows:

	Years Ended March 31,	
	2006	2005
	(in thousands)	
Net revenues	$ 19,734	$ 26,583
Loss from discontinued operations before income taxes	$(14,551)	$(10,728)
Provision for (benefit from) income taxes	(360)	1,110
Loss from discontinued operations, net of taxes	$(14,191)	$(11,838)

The components of net assets, at the time of the sale of the IBM i/p Series RAID Business, were as follows (in thousands):

Inventories	$ 838
Prepaid expenses	11,139
Property and equipment, net	3,326
Other intangibles, net	10,958
Other long-term assets	24,507
Accrued liabilities	(10,051)
Other long-term liabilities	(10,625)
Net assets of discontinued operations	$ 30,092

Accounts receivable related to the IBM i/p Series RAID Business were not included in discontinued operations as the Company retained these assets.

Note 2. Discontinued Operations (Continued)

Systems Business:

On September 29, 2005, the Company decided to divest its systems business, including substantially all of the operating assets and cash flows that were obtained through the Snap Appliance and Eurologic Systems acquisitions as well as internally developed hardware and software. Accordingly, the Company classified the systems business as a discontinued operation in the consolidated financial statements for the three-year period ended March 31, 2006 and began pursuing a sale of the systems business.

On January 31, 2006, the Company signed a definitive agreement with Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina-SCI USA, Inc., for the sale of the Company's OEM block-based portion of its systems business for $14.5 million, of which $2.5 million will be received by March 2008. In addition, Sanmina-SCI USA agreed to pay the Company contingent consideration of up to an additional $12.0 million if certain revenue levels are achieved over a three-year period. As of March 31, 2007, the revenue levels to achieve this contingent consideration have not been attained. The Company recorded a gain of $12.1 million on the disposal of the OEM block-based systems business in the fourth quarter of fiscal 2006. In the fourth quarter of fiscal 2007, Sanmina-SCI exercised its put option to return any inventory not used within one year of the close of the transaction, which resulted in the Company charging $0.4 million to "Income (loss) from discontinued operations, net of taxes" in its Consolidated Statements of Operations.

In the fourth quarter of fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets (Note 5) for the Snap Server portion of its systems business that was previously held for sale at March 31, 2006, to adjust the carrying value of these assets to fair value, which was aligned to the offers being negotiated.

The Company received offers from prospective buyers for the Snap Server portion of its systems business; however, management concluded that the potential value from retaining the operations outweighed the offers received for the business. As a result, on July 6, 2006, the Company decided to retain the Snap Server portion of the systems business and terminated its ongoing efforts to sell this business. This resulted in the reclassification of the financial statements and related disclosures for all periods presented to reflect the Snap Server portion of its systems business as continuing operations effective in the first quarter of fiscal 2007. In addition, the Company recorded asset impairment charges of $13.2 million related to certain acquisition-related intangible assets (Note 5) and $0.7 million for legal and consulting fees incurred in connection with its efforts that had been undertaken to sell the Snap Server portion of its systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

Net revenues and the components of income (loss) related to the OEM block-based portion of the Company's systems business included in the discontinued operations, were as follows:

	Years Ended March 31,		
	2007[1]	2006	2005
		(in thousands)	
Net revenues	$2,036	$31,723	$45,891
Loss from discontinued operations before provision for income taxes	$ (529)	$ (8,219)	$ (3,623)
Provision for income taxes	17	—	—
Loss from discontinued operations, net of taxes	$ (546)	$ (8,219)	$ (3,623)

(1) The Company received revenue from one customer that remained with the Company after the divestiture of the OEM block-based systems business.

Note 2. Discontinued Operations (Continued)

The components of net assets, at the time of the sale of the Company's OEM block-based portion of its systems business, were as follows (in thousands):

Inventories	$ 363
Property and equipment, net	975
Other intangibles, net	654
Accrued liabilities	(48)
Net assets of discontinued operations	$1,944

Accounts receivable related to the OEM block-based portion of the systems business have not been included in the assets of discontinued operations, as the Company retained these assets.

Note 3. Marketable Securities

The Company's portfolio of marketable securities, including restricted marketable securities, at March 31, 2007 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$ 13,370	$ —	$ —	$ 13,370
Corporate obligations	170,269	88	(409)	169,948
United States government securities	102,061	138	(349)	101,850
Other debt securities	215,233	1,459	(308)	216,384
Total available-for-sale securities	500,933	1,685	(1,066)	501,552
Less: amounts classified as cash equivalents	21,807	—	—	21,807
Total	$479,126	$1,685	$(1,066)	$479,745

The Company's portfolio of marketable securities, including restricted marketable securities, at March 31, 2006 was as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Available-for-Sale Marketable Securities:				
Short-term deposits	$ 44,278	$ —	$ —	$ 44,278
Corporate obligations	146,388	—	(1,562)	144,826
United States government securities	118,564	—	(1,254)	117,310
Other debt securities	171,757	643	(1,096)	171,304
Total available-for-sale securities	480,987	643	(3,912)	477,718
Less: amounts classified as cash equivalents	47,792	—	(2)	47,790
Total	$433,195	$643	$(3,910)	$429,928

Sales of marketable securities resulted in gross realized gains of $0.2 million, $0.1 million and $0.6 million during fiscal years 2007, 2006 and 2005, respectively. Sales of marketable securities resulted in gross realized losses of $0.6 million, $0.7 million and $5.9 million during fiscal years 2007, 2006 and 2005, respectively. In the


Financials

Note 3. Marketable Securities (Continued)

fourth quarter of fiscal 2005, the Company repatriated $360.6 million of undistributed earnings from Singapore to the United States. In connection with this transaction, the Company liquidated $408.6 million of marketable securities held by its Singapore subsidiary resulting in gross realized losses of $4.5 million.

The following table summarizes the fair value and gross unrealized losses of the Company's available-for-sale marketable securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007:

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)					
Corporate obligations	$ 57,049	$ (77)	$ 70,189	$(332)	$127,238	$ (409)
United States government securities	11,164	(35)	42,428	(314)	53,592	(349)
Other debt securities	45,362	(84)	38,465	(224)	83,827	(308)
	$113,575	$(196)	$151,082	$(870)	$264,657	$(1,066)

The Company's investment portfolio consists of both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. The Company expects to realize the full value of all these investments upon maturity or sale.

The amortized cost and estimated fair value of investments in available-for-sale debt securities at March 31, 2007, by contractual maturity, were as follows:

	Available-for-Sale Debt Securities Cost	Estimated Fair Value
	(in thousands)	
Mature in one year or less	$240,531	$241,123
Mature after one year through three years	260,402	260,429
	$500,933	$501,552

The maturities of asset-backed and mortgage-backed securities were allocated primarily based upon assumed prepayment forecasts utilizing interest rate scenarios and mortgage loan characteristics.

Note 4. Balance Sheets Details

Inventories

The components of net inventories at March 31, 2007 and 2006 were as follows:

	March 31,	
	2007	2006
	(in thousands)	
Raw materials	$ 390	$ 4,258
Work-in-process	3,536	4,732
Finished goods	24,791	19,269
Total	$28,717	$28,259

Note 4. Balance Sheets Details (Continued)

Property and Equipment

The components of property and equipment at March 31, 2007 and 2006 were as follows:

	Life	March 31, 2007	March 31, 2006
		(in thousands)	
Land	—	$ 2,855	$ 8,443
Buildings and improvements	5-40 years	13,090	28,646
Machinery and equipment	3-5 years	47,627	50,731
Furniture and fixtures	3-7 years	43,467	55,950
Leasehold improvements	Lower of useful life or life of lease	5,181	5,840
		112,220	149,610
Accumulated depreciation and amortization		(96,368)	(118,945)
Total		$ 15,852	$ 30,665

Depreciation expense was $5.2 million, $9.1 million and $14.4 million in fiscal years 2007, 2006 and 2005, respectively. The decline in the Company's property and equipment balances at March 31, 2007 as compared to March 31, 2006 was primarily due to reclassifying certain assets to assets held for sale (Note 6).

Accrued Liabilities

The components of accrued liabilities at March 31, 2007 and 2006 were as follows:

	March 31, 2007	March 31, 2006
	(in thousands)	
Tax related	$ 9,590	$46,704
Acquisition related	2,123	3,635
Accrued compensation and related taxes	7,672	16,235
Deferred margin	5,265	6,156
Other	12,484	14,992
Total	$37,134	$87,722

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of income taxes, at March 31, 2007 and 2006 were as follows:

	March 31, 2007	March 31, 2006
	(in thousands)	
Unrealized loss on marketable securities, net of tax of $— in fiscal 2007 and $— in fiscal 2006	$ 559	$(3,233)
Foreign currency translation, net of tax of $— in fiscal 2007 and $— in fiscal 2006	2,619	452
Total	$3,178	$(2,781)


Financials

Note 5. Goodwill and Other Intangible Assets

Goodwill

Goodwill is not amortized, but instead is reviewed annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level which is at the Company's operating segment level, by comparing each segment's carrying amount, including goodwill, to the fair value of that segment. To determine fair value, the Company's review process uses the income, or discounted cash flows approach and the market approach. In performing its analysis, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the segment exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection with the reorganization of the Company's segments in fiscal 2006, an assessment of the recoverability of goodwill was performed. As a result of this review, the Company wrote-off its entire balance of goodwill of $90.6 million in the second quarter of fiscal 2006. Factors that led to this conclusion included, but were not limited to, industry technology changes such as the shift from parallel to serial technology and the migration of core functionality to server chipsets; required increased investments that eventually led the Company to sell the IBM i/p Series RAID Business in fiscal 2007 and the decision to sell the systems business; continued losses associated with sales of systems to IBM; and general market conditions.

Based on its annual review of goodwill in the fourth quarter of fiscal 2005, the Company recorded an impairment charge of $52.3 million related to its former Channel segment. Factors that led to this conclusion included, but were not limited to, the negative impact of estimates of expected future income associated with increased costs related to acquisitions and business alliances that occurred in fiscal 2005. These additional costs, along with industry technology transitions, placed significant risk on the Company's ability to achieve and maintain profitability, and, therefore adversely impacted its profitability forecasts.

Other Intangible Assets

	March 31, 2007		March 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)			
Acquisition-related intangible assets:				
Patents, core and existing technologies	$43,545	$(38,539)	$43,545	$(24,218)
Customer relationships	1,047	(1,034)	1,047	(773)
Trade names	10,774	(10,474)	10,774	(5,858)
Subtotal	55,366	(50,047)	55,366	(30,849)
Intellectual property assets and warrants	40,242	(38,550)	40,242	(32,235)
Total	$95,608	$(88,597)	$95,608	$(63,084)

Intellectual property assets consist of a patent license fee (Note 16), a technology license fee (Note 16) and an amount allocated to a product supply agreement (Note 16). Amortization of other intangible assets was $12.3 million, $15.8 million and $20.2 million in fiscal years 2007, 2006 and 2005, respectively.

The Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of its long-lived assets are impaired. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. The estimate of fair value of the assets is based on discounting estimated future cash flows using a discount rate commensurate with the risks inherent in the Company's current business model. The estimation of

Note 5. Goodwill and Other Intangible Assets (Continued)

the impairment involves numerous assumptions that require judgment by the Company, including, but not limited to, future use of the assets for the Company's operations versus sale or disposal of the assets and future selling prices for the Company's products.

In the fourth quarter of fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of its systems business that was previously held for sale at March 31, 2006 to adjust the carrying value of these assets to fair value, which was aligned to the offers made by potential purchasers. During the first quarter of fiscal 2007, as a result of the decision to retain and operate the Snap Server portion of the systems business, the Company performed an impairment analysis that indicated that the carrying amount of the long-lived assets exceeded their estimated fair value. This was due in part to the limited cash flows of the business and a number of uncertainties, which included the significant research and development expenditures necessary to grow the revenue of the Snap Server portion of the systems business and the significant uncertainties associated with achieving such growth in revenue. This resulted in an impairment charge of $13.2 million, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007, of which $5.6 million, $3.1 million and $4.5 million related to the Company's acquisition-related intangible assets for existing technology, core technology, and trade name, respectively.

The annual amortization expense of the other intangible assets as of March 31, 2007 is expected to be as follows:

	Estimated Amortization Expense	
	Acquisition-related intangible assets	Intellectual property assets and warrants
	(in thousands)	
Fiscal years:		
2008	$2,892	$1,692
2009	2,394	—
2010 and thereafter	33	—
Total	$5,319	$1,692

Note 6. Assets Held For Sale

In fiscal 2007, the Company decided to consolidate its properties in Milpitas, California to better align its business needs with existing operations and to provide more efficient use of its facilities. As a result, three owned buildings, including associated building improvements and property, plant and equipment, have been classified as assets held for sale and are included in "Assets held for sale" in the Consolidated Balance Sheets at March 31, 2007 at the Company's carrying value of $12.5 million, which was lower than the fair value less cost to sell. The fair value less cost to sell was based on considerations from potential buyers, appraisal values, and broker's opinions of value for real estate. The Company has entered into an exclusive sales listing agreement with a broker to sell these facilities.

In May 2007, subsequent to fiscal year-end, the Company completed the sale of some of its properties that were previously classified as held for sale. Net proceeds from the sale of the properties aggregated $19.0 million, which exceeded the Company's carrying value of $12.3 million. As a result, a gain on the sale of the properties of $6.7 million will be recorded in the first quarter of fiscal 2008 to "Other charges (gains)" in the Unaudited Condensed Consolidated Statements of Operations.


Financials

Note 7. Convertible Notes

	March 31,	
	2007	2006
	(in thousands)	
¾% Notes	$225,000	$225,000
3% Notes	—	10,637
Total	$225,000	$235,637

¾% Notes: In December 2003, the Company issued $225.0 million in aggregate principal amount of ¾% Notes due December 22, 2023. The issuance costs associated with the ¾% Notes totaled $6.8 million and the net proceeds to the Company from the offering of the Notes were $218.2 million.

The ¾% Notes are convertible at the option of the holders into shares of the Company's common stock, par value $0.001 per share, only under the following circumstances: (1) prior to December 22, 2021, on any date during a fiscal quarter if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) on or after December 22, 2021, if the closing sale price of the Company's common stock was more than 120% of the then current conversion price of the ¾% Notes, (3) if the Company elects to redeem the ¾% Notes, (4) upon the occurrence of specified corporate transactions or significant distributions to holders of the Company's common stock occur or (5) subject to certain exceptions, for the five consecutive business day period following any five consecutive trading day period in which the average trading price of the ¾% Notes was less than 98% of the average of the sale price of the Company's common stock during such five-day trading period multiplied by the ¾% Notes then current conversion rate. Subject to the above conditions, each $1,000 principal amount of ¾% Notes is convertible into approximately 85.4409 shares of the Company's common stock (equivalent to an initial conversion price of approximately $11.704 per share of common stock).

The Company may redeem some or all of the ¾% Notes for cash on December 22, 2008 at a redemption price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date. After December 22, 2008, the Company may redeem some or all of the ¾% Notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date.

Each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2008 at a price equal to 100.25% of the ¾% Notes to be purchased plus accrued and unpaid interest. In addition, each holder of the ¾% Notes may require the Company to purchase all or a portion of their ¾% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the Indenture governing the ¾% Notes) at a price equal to the principal amount of ¾% Notes being purchased plus any accrued and unpaid interest.

The Company pays cash interest at an annual rate of ¾% of the principal amount at issuance, payable semi-annually on June 22 and December 22 of each year, which interest payments commenced on June 22, 2004. Debt issuance costs of $6.8 million are being amortized to interest expense over 5 years. The ¾% Notes are subordinated to all existing and future senior indebtedness of the Company.

In connection with the issuance of the ¾% Notes, the Company purchased marketable securities totaling $7.9 million as security for the first ten scheduled interest payments due on the ¾% Notes. The marketable securities, which consist of United States government securities, are reported at fair market value with unrealized gains and losses, net of income taxes, recorded in "Accumulated other comprehensive income, net of taxes" as a separate component of the stockholders' equity on the Consolidated Balance Sheets. At March 31, 2007,

Note 7. Convertible Notes (Continued)

$1.7 million was classified as short-term marketable securities due within one year and $1.6 million was classified as long-term due within three years.

Convertible Bond Hedge and Warrant

Concurrent with the issuance of the ¾% Notes, the Company entered into a convertible bond hedge transaction with an affiliate of one of the initial purchasers of the ¾% Notes. Under the convertible bond hedge arrangement, the counterparty agreed to sell to the Company up to 19.2 million shares of the Company's common stock, which is the number of shares issuable upon conversion of the ¾% Notes in full, at a price of $11.704 per share. The convertible bond hedge transaction may be settled at the Company's option, either in cash or net shares, and expires in December 2008. Settlement of the convertible bond hedge in net shares on the expiration date would result in the Company receiving a number of shares of its common stock with a value equal to the amount otherwise receivable on cash settlement. Should there be an early unwind of the convertible bond hedge transaction, the amount of cash or net shares potentially received by the Company will depend upon then existing overall market conditions, and on the Company's stock price, the volatility of the Company's stock and the amount of time remaining on the convertible bond hedge. The convertible bond hedge transaction cost of $64.1 million has been accounted for as an equity transaction in accordance with EITF No. 00-19.

During the fourth quarter of fiscal 2004, in conjunction with the issuance of the ¾% Notes, the Company received $30.4 million from the issuance to an affiliate of one of the initial purchasers of the ¾% Notes of a warrant to purchase up to 19.2 million shares of the Company's common stock at an exercise price of $18.56 per share. The warrant expires in December 2008. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis or for cash. As of March 31, 2007, the warrant had not been exercised and remained outstanding. The warrant was valued using the Black-Scholes valuation model using a volatility rate of 42%, risk-free interest rate of 3.6% and an expected life of 5 years. The value of the warrant of $30.4 million has been classified as equity because it meets all the equity classification criteria of EITF No. 00-19. The separate warrant and convertible bond hedge transactions have the potential of limiting the dilution associated with the conversion of the ¾% Notes from approximately 19.2 million to as few as 12.1 million shares.

3% Notes: In March 2002, the Company issued $250 million in aggregate principal amount of 3% Notes for net proceeds of $241.9 million. The 3% Notes were due on March 5, 2007 and have been repaid.

In fiscal 2007, the Company redeemed the outstanding $10.6 million balance of its 3% Notes at par value. In fiscal 2006, the Company repurchased $24.6 million in aggregate principal amount of its 3% Notes on the open market for an aggregate price of $24.3 million, resulting in a loss on extinguishment of debt of $0.1 million (including unamortized debt issuance costs of $0.3 million). The loss on extinguishment of debt has been included in "Interest and other income" in the Consolidated Statements of Operations.

Note 8. Share-based Compensation

Stock Benefit Plans

The Company grants stock options and other stock awards to employees, directors and consultants under two equity incentive plans. The Company also has an employee stock purchase plan for all eligible employees. These plans are described in further detail below.

Employee Stock Purchase Plan: The Company authorized 15,600,000 shares of common stock for issuance under the 1986 ESPP, which expired in April 2006. Under the ESPP, eligible employees were able to authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at the lower of 85% of the market value of the common stock at the beginning of the 24 month offering period or at


Financials

Note 8. Share-based Compensation (Continued)

the end of each applicable six month purchase period. The Company issued 1.1 million shares under the ESPP in fiscal 2007. Subsequent to fiscal 2007, the Company discovered that it was in material noncompliance with NASDAQ Marketplace Rule 4350 (i)(1)(A), which requires stockholder approval prior to the issuance of securities in certain circumstances. In February 2007, the Company had inadvertently issued 38,591 shares of its common stock to certain employees of the Company under the ESPP after it expired. As a result, on May 17, 2007, the Company's Board of Directors approved an amendment to its 2004 Equity Incentive Plan to reduce the number of shares available for issuance under such plan by 38,591 shares. On May 21, 2007, the Company received a Nasdaq Staff Deficiency Letter from the Listing Department indicating that the Listing Department had determined that the Company failed to comply with, and subsequently regained compliance with NASDAQ Marketplace Rule 4350 (i)(1)(A). As of March 31, 2007, 3.0 million shares remained available to cover shares to be issued pursuant to two offering periods that were in effect when the ESPP expired. These offering periods will terminate on August 14, 2007 and February 28, 2008. As of March 31, 2007, the total unamortized stock-based compensation expense related to shares issuable under the ESPP was $0.4 million, and this expense is expected to be recognized over a remaining weighted-average period of 0.79 years.

Equity Incentive Plans, including the 2004 Equity Incentive Plan, the 2000 Nonstatutory Stock Option Plan, 1999 Stock Option Plan and 1990 Stock Option: In August 2004, the Company's Board of Directors and its stockholders approved the Company's 2004 Equity Incentive Plan and reserved for issuance thereunder 10,000,000 shares of the Company's common stock plus shares reserved but not issued under the Company's 2000 Nonstatutory Stock Option Plan, 1999 Stock Option Plan and 1990 Stock Option Plan. The 2004 Equity Incentive Plan provides for the granting of incentive stock options, nonstatutory stock options, restricted stock, stock awards, restricted stock units and stock appreciation rights to employees, employee directors and consultants. Stock options are subject to terms and conditions as determined by the Compensation Committee of the Company's Board of Directors. 25% of the shares subject to stock options for new hires generally vest and become exercisable one year from the date of grant and the balance of the shares then vest quarterly thereafter for the next three years. Stock options expire seven years from the date of grant. As of March 31, 2007, the Company had an aggregate of 30.1 million shares of its common stock reserved for issuance under its 2004 Equity Incentive Plan, of which 12.4 million shares are subject to outstanding options and 17.7 million shares are available for future grants of options and other stock awards.

Director Stock Option Plans, including the 2006 Director Stock Option Plan, 2000 Director Stock Option Plan and 1990 Directors' Stock Option Plan: In September 2006, the Company's Board of Directors and its stockholders approved the Company's 2006 Director Plan and reserved for issuance thereunder 1,200,000 shares of the Company's common stock plus shares reserved but not issued under the Company's 2000 Director Stock Option Plan and the 1990 Directors' Stock Option Plan. The 2006 Director Plan provides for the granting of non-qualified stock options, restricted stock, restricted stock units and stock appreciation rights to non-employee directors. Although grants made under the 2006 Director Plan are discretionary, the Company expects that (1) new non-employee directors will receive an option to purchase 32,500 shares of the Company's common stock, in which 25% of the shares subject to these stock options will vest and become exercisable one year from the date of grant and the balance of the shares will vest quarterly thereafter for the next three years, (2) existing non-employee directors will receive an option to purchase 12,500 shares of the Company's common stock on May 31st of each year, with such option vesting quarterly over one year, (3) a new non-employee director will receive 16,250 shares of restricted stock and (4) existing non-employee directors will receive 6,250 shares of restricted stock on May 31st of each year. The restricted stock will fully vest one year after the date of grant. Stock options expire ten years from the date of grant. As of March 31, 2007, the Company had an aggregate of 2.1 million shares of its common stock reserved for issuance under its 2006 Director Plan, of which 0.5 million shares are subject to outstanding options and 1.6 million shares are available for future grants.

Note 8. Share-based Compensation (Continued)

Assumed Stock Option Plans: The Company has assumed the stock option plans and the outstanding stock options of certain acquired companies, which include Snap Appliance, Inc. in fiscal 2005, Eurologic Systems Group Limited in fiscal 2004, Platys Communications, Inc. in fiscal 2002 and Distributed Processing Technology Corporation in fiscal 1999. No further options may be granted under these assumed plans. However, options that were outstanding under these plans will continue to be governed by their existing terms and may be exercised for shares of the Company's common stock at any time prior to the expiration of the option term. As of March 31, 2007, the Company had 0.2 million shares of common stock reserved that are subject to outstanding options under these assumed plans.

Stock-Based Compensation

On April 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the Company to measure and recognize compensation expense for all stock-based awards made to its employees and directors, including employee stock options, employee stock purchase plans, and other stock-based awards, based on estimated fair values. Accordingly, the Consolidated Statements of Operations for fiscal 2007 reflect the impact of adopting SFAS No. 123(R) and prior periods have not been restated.

Stock-based compensation expense recognized in fiscal 2007 includes (a) stock-based award payments granted prior to, but not yet vested as of April 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, as adjusted for estimated forfeitures and (b) stock-based award payments granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company recognized the stock-based compensation costs for all stock-based awards using a straight-line amortization method over the respective requisite service period of the awards and adjusted it for estimated forfeitures.

The Company also adopted the alternative transition method provided in FSP No. 123(R)-3 for calculating the effects of share-based compensation pursuant to SFAS No. 123(R), which included a simplified method to establish the beginning balance of the additional paid in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

Total compensation expense for the Company's stock-based awards in fiscal 2007 was $8.5 million. The following table summarizes the impact of the adoption of SFAS No. 123(R) on stock-based compensation expense included in the Consolidated Statements of Operations for fiscal 2007:

	Year Ended March 31, 2007
	(in thousands)
Stock-based compensation expense by caption:	
Cost of revenues	$ 576
Research and development	3,753
Selling, marketing and administrative	4,144
Stock-based compensation expense effect on income from continuing operations, net of taxes	$8,473
Stock-based compensation expense by type of award:	
Stock options	$6,271
Restricted stock awards and restricted stock units	1,359
Employee stock purchase plan	843
Stock-based compensation expense effect on income from continuing operations, net of taxes	$8,473


Financials

Note 8. Share-based Compensation (Continued)

Stock-based compensation expense in the above table does not reflect any significant income taxes, which is consistent with the Company's treatment of income or loss from its United States operations. As a result of adopting SFAS No. 123(R) on April 1, 2006, the Company's net income for fiscal 2007 was lower by $8.5 million, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. The basic and diluted net income per share for fiscal 2007 was $0.07 and $0.06 lower, respectively, than if the Company had continued to account for share-based compensation under APB Opinion No. 25. In addition, prior to adopting SFAS No. 123(R), the Company presented the tax benefits of stock option exercises as operating cash flows in the Consolidated Statements of Cash Flows; however, in accordance with SFAS No. 123(R), the tax benefits of stock option exercises are now classified as financing cash flows with a corresponding deduction from operating cash flows. For fiscal 2007, there was no income tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements; therefore, no amounts were classified from operating to financing cash flows. In addition, there was no stock-based compensation costs capitalized as part of an asset in fiscal years 2007 and 2006.

Prior to April 1, 2006, the Company accounted for stock-based compensation in accordance with APB Opinion No. 25 as interpreted by FIN 44, and complied with the disclosure provisions of SFAS No. 148, an amendment of SFAS No. 123. Under APB Opinion No. 25, compensation expense was recognized on the measurement date based on the excess, if any, of the fair value of the Company's common stock over the amount an employee must pay to acquire the common stock. Compensation costs related to restricted stock awards and assumed unvested acquisition-related stock options, determined to be the fair market value of the shares at the date of grant, have been recognized as compensation expense ratably over the respective vesting period. In addition, the employee stock purchase plan was deemed noncompensatory under APB Opinion No. 25; therefore, no compensation cost was recorded in relation to the discount offered to employees for purchases made under the employee stock purchase plan. The following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to account for stock-based compensation for fiscal years 2006 and 2005:

	Years Ended March 31,	
	2006	2005
	(in thousands, except per share amounts)	
Net loss, as reported	$(148,432)	$(145,106)
Add: Stock-based compensation expense previously determined under intrinsic value method, net of taxes	1,653	3,191
Deduct: Stockbased compensation expense determined under fair value based method, net of taxes	(12,826)	(26,853)
Pro forma net loss	$(159,605)	$(168,768)
Basic net loss per share:		
As reported	$ (1.31)	$ (1.31)
Pro forma	$ (1.41)	$ (1.52)
Diluted net loss per share:		
As reported	$ (1.31)	$ (1.31)
Pro forma	$ (1.41)	$ (1.52)

Valuation Assumptions

Upon adoption of SFAS No. 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The use of the Black-

Note 8. Share-based Compensation (Continued)

Scholes model requires the use of extensive actual exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected term, and expected dividends.

Beginning April 1, 2006, the Company estimated the volatility of its stock using historical volatility as well as the implied volatility in market-traded options on its common stock in accordance with guidance in SFAS No. 123(R) and SAB 107. Management determined that a blend of implied volatility and historical volatility is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The Company will continue to monitor these and other relevant factors used to measure expected volatility for future option grants. Prior to the adoption of SFAS No. 123(R), the Company used its historical common stock price volatility in accordance with SFAS No. 123 for purposes of pro forma information disclosed in the notes to its financial statements for prior periods.

The risk-free interest rate assumption is based upon observed interest rates using the implied yield currently available on U.S. Treasury zero-coupon issues that is appropriate for the term of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to issue dividends as it is the Company's current policy to reinvest earnings for its business.

The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company derived the expected term assumption based on its historical settlement experience, while giving consideration to options that have life cycles less than the contractual terms and vesting schedules in accordance with guidance in SFAS No. 123(R) and SAB 107. Prior to the adoption of SFAS No. 123(R), the Company used its historical settlement experience to derive the expected term for purposes of pro forma information under SFAS No. 123, as disclosed in the notes to its financial statements for the related periods.

The fair value of the Company's outstanding stock options was estimated using the following weighted-average assumptions:

	Years Ended March 31,		
	2007	2006	2005
Equity Incentive Plans:			
Expected life (in years)	4.1	2.6	2.3
Risk-free interest rates	4.8%	4.1%	3.1%
Expected volatility	44%	39 %	44 %
Dividend yield	—	—	—
Weighted average fair value	$ 2.63	$1.07	$2.14
ESPP:			
Expected life (in years)	1.00-1.25	1.2	1.2
Risk-free interest rates	5.07 - 5.11%	3.8%	2.6%
Expected volatility	44%	40%	40%
Dividend yield	—	—	—
Weighted average fair value	$ 1.11	$3.01	$6.11

Note 8. Share-based Compensation (Continued)

Stock Benefit Plans Activities

Equity Incentive Plans: A summary of option activity under all of the Company's equity incentive plans as of March 31, 2007 and changes during fiscal years 2005, 2006 and 2007 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and contractual terms)			
Outstanding at March 31, 2004	20,656	$11.25		
Assumed	1,232	$ 1.50		
Granted	4,348	$ 7.45		
Exercised	(1,416)	$ 2.15		
Forfeited and cancelled	(3,650)	$11.37		
Outstanding at March 31, 2005	21,170	$10.49		
Granted	7,954	$ 3.74		
Exercised	(1,530)	$ 3.20		
Forfeited and cancelled	(7,652)	$ 9.09		
Outstanding at March 31, 2006	19,942	$ 8.90		
Granted	2,637	$ 4.41		
Exercised	(1,244)	$ 3.52		
Forfeited and cancelled	(8,343)	$11.07		
Outstanding at March 31, 2007	12,992	$ 7.11	3.97	$1,603
Options vested and expected to vest at March 31, 2007	12,105	$ 7.27	3.81	$1,584
Options exercisable at				
March 31, 2005	13,612	$12.07		
March 31, 2006	13,531	$10.62		
March 31, 2007	9,501	$ 7.84	3.25	$1,538

Note 8. Share-based Compensation (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the price of the Company's common stock on The NASDAQ Global Market for the 3.4 million shares subject to options that were in-the-money at March 31, 2007. During fiscal years 2007, 2006 and 2005, the aggregate intrinsic value of options exercised under the Company's equity incentive plans was $1.2 million, $3.5 million and $7.5 million, respectively, determined as of the date of option exercise. The following table summarizes information about the Company's equity incentive plans as of March 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/07	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at 3/31/07	Weighted Average Exercise Price
	(in thousands, except exercise price and contractual life)				
$0.18 - $0.18	52	3.87	$ 0.18	52	$ 0.18
$0.35 - $3.45	2,966	3.54	3.42	2,937	3.42
$3.50 - $4.24	2,062	5.41	4.02	862	3.97
$4.28 - $4.51	1,525	5.47	4.47	497	4.50
$4.52 - $6.30	1,504	5.29	5.79	774	5.99
$6.42 - $9.31	1,856	3.56	8.10	1,375	8.08
$9.36 - $14.60	1,487	2.40	12.33	1,465	12.34
$14.68 - $20.00	1,469	2.11	15.51	1,468	15.51
$20.06 - $59.13	71	1.91	30.82	71	30.82
	12,992	3.97	$ 7.11	9,501	$ 7.84

As of March 31, 2007, the total unamortized stock-based compensation expense related to non-vested stock options, net of estimated forfeitures, was $4.8 million, and this expense is expected to be recognized over a remaining weighted-average period of 2.68 years. Compensation expenses for all stock-based awards granted are recognized using the straight-line amortization method.

Restricted Stock Awards and Restricted Stock Units: Restricted stock awards and restricted stock units were granted under the Company's 2004 Equity Incentive Plan and 2006 Director Plan. The restricted stock units are converted into shares of the Company's common stock upon vesting. As of March 31, 2007, there were 1.1 million shares of service-based restricted stock awards and 0.1 million shares of restricted stock units outstanding, all of which are subject to forfeiture if employment terminates prior to the release of restrictions. Restrictions lapse 50% one year from the date of grant and the remainder at the second anniversary for restricted stock awards and restricted stock units granted under the 2004 Equity Incentive Plan. Restrictions lapse one year from the date of grant for restricted stock awards and restricted stock units granted under the 2006 Director Plan. The cost of these awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse.


Financials

Note 8. Share-based Compensation (Continued)

A summary of activity for restricted stock awards and restricted stock units as of March 31, 2007 and changes during fiscal 2007 is as follows:

	Shares	Weighted Average Grant-Date Fair Value
	(in thousands, except weighted average grant-date fair value)	
Nonvested stock at March 31, 2006	—	$ —
Granted	1,287	4.36
Vested	—	—
Forfeited	(108)	4.30
Nonvested stock at March 31, 2007	1,179	$4.37

As of March 31, 2007, the total unrecognized compensation expense related to non-vested restricted stock awards and restricted stock units that are expected to vest, net of estimated forfeitures, was $2.7 million. This expense is expected to be recognized over a remaining weighted-average period of 1.37 years.

Deferred Stock-based Compensation

In connection with the Snap Appliance acquisition in July 2004, we assumed unvested employee stock options to purchase approximately 0.7 million shares of our common stock, with exercise prices ranging between $1.42 and $5.66 per share, which we refer to as the Snap Unvested Options. The Snap Unvested Options have a ten-year term and vest primarily over four years from the date of grant. The intrinsic value of the Snap Unvested Options of $3.6 million was accounted for as deferred stock-based compensation and was recognized as compensation expense over the related vesting periods. In fiscal 2007, with the adoption of SFAS No. 123(R), the Company reduced the deferred stock-based compensation balance of $0.3 million against "Additional paid-in capital," which is a separate component of stockholders' equity in the Consolidated Balance Sheets.

Other Compensation

In connection with the Snap Appliance acquisition in July 2004, a management incentive program was established to pay former employees of Snap Appliance cash payments totaling $13.8 million, which was paid over a two-year period through the second quarter of fiscal 2007. Payments under the management incentive program were expensed as employees met their employment obligations or were recorded as part of the Snap Appliance acquisition-related restructuring for involuntarily terminations by the Company.

Note 9. Commitments and Contingencies

The Company leases certain office facilities, vehicles, and equipment under operating lease agreements that expire at various dates through fiscal 2012. As of March 31, 2007, future minimum lease payments and future sublease income under non-cancelable operating leases and subleases were as follows:

	Future Minimum Lease Payments	Future Sublease Income
	(in thousands)	
2008	$ 6,888	$3,517
2009	3,583	943
2010	2,795	275
2011	2,281	17
2012	1,397	—
2013 and thereafter	—	—
Total	$16,944	$4,752

Net rent expense was approximately $2.5 million, $3.5 million and $2.9 million during fiscal years 2007, 2006 and 2005, respectively.

The Company invests in technology companies through two venture capital funds, Pacven Walden Ventures V Funds and APV Technology Partners II, L.P. At March 31, 2007, the carrying value of such investments aggregated $2.0 million. The Company has also committed to provide additional funding of up to $0.1 million.

The Company was subject to IRS audits for its fiscal years 1994 through 2003. During the third quarter of fiscal 2007, the Company reached resolution with the United States taxing authorities on all outstanding audit issues. However, the tax provision continues to reflect judgment and estimation regarding components of the settlement such as interest calculations and the application of the settlements to state and local taxing jurisdictions. Although the Company believes its tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in its consolidated financial statements and may cause a higher effective tax rate that could materially affect its income tax provision, results of operations or cash flows in the period or periods for which such determination is made.

The Company is a party to litigation matters and claims, including those related to intellectual property, which are normal in the course of its operations, and while the results of such litigation matters and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on its financial position or results of operations. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

In connection with the Company's acquisitions of Snap Appliance, Eurologic, Elipsan Limited ("Elipsan"), and Platys Communications, Inc. ("Platys"), portions of the purchase price and other future payments totaling $6.7 million, $3.8 million, $2.0 million and $15.0 million, respectively, were held back (the "Holdbacks") for unknown liabilities that may have existed as of the acquisition dates. As of March 31, 2007, the Company asserted claims against the Eurologic Holdback totaling $1.5 million. In fiscal 2007, the Company resolved all outstanding claims against the Snap Appliance Holdback. The remainder of the Platys Holdback of $0.7 million was paid in the second quarter of fiscal 2007. The Elipsan Holdback of $2.0 million and a portion of the Snap Appliance Holdback were paid in the second quarter of fiscal 2006.

Note 10. In-process Technology

As part of the purchase accounting for the Snap Appliance acquisition, certain amounts of the purchase price were allocated to acquired in-process technology based on established valuation techniques in the high-technology computer industry and written off for $2.2 million in the second quarter of fiscal 2005 because technological feasibility had not been established and no alternative future uses existed.

Note 11. Restructuring Charges

During fiscal years 2007, 2006 and 2005, the Company recorded restructuring charges of $3.7 million, $10.4 million and $5.9 million, respectively. All expenses, including adjustments, associated with the Company's restructuring plans are included in "Restructuring charges" in the Consolidated Statements of Operations and are not allocated to segments, but rather managed at the corporate level. The restructuring plans are discussed in detail below.

Fiscal 2007 Restructuring Plans

In the first and second quarters of fiscal 2007, management approved and initiated plans to restructure the Company's operations by simplifying its infrastructure. These restructuring plans eliminated certain duplicative assets and resources in all functions of the organization worldwide due to consolidating certain processes in order to reduce its cost structure, which resulted in a charge of $3.9 million in fiscal 2007. In addition, the Company recorded minimal provision adjustments related to asset impairments, which were partially offset by a reduction for severance and benefits as actual results were lower than anticipated.

The following table sets forth an analysis of the components of the fiscal 2007 restructuring plans, which includes the charge, provision adjustments and payments made against the reserve through March 31, 2007:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Restructuring provision	$ 3,808	$ 101	$ 3,909
Provision adjustment	(74)	124	50
Non-cash charges	—	(225)	(225)
Cash paid	(3,545)	—	(3,545)
Reserve balance at March 31, 2007	$ 189	$ —	$ 189

The Company anticipates that the remaining restructuring reserve balance of $0.2 million will be substantially paid off by the third quarter of fiscal 2008.

Fiscal 2006 Restructuring Plans

In the third and fourth quarters of fiscal 2006, management approved and initiated plans to restructure the Company's operations by simplifying the Company's infrastructure. These restructuring plans eliminated certain duplicative resources in all functions of the organization worldwide, due in part, to the discontinued operations, the vacating of redundant facilities in order to reduce the Company's cost structure, and the sale of the Company's Singapore manufacturing facility. This resulted in a restructuring charge of $9.8 million in fiscal 2006 and minimal provision adjustments in fiscal 2007, as actual results for severance and benefits were lower than anticipated.

Note 11. Restructuring Charges (Continued)

The following table sets forth an analysis of the components of the fiscal 2006 restructuring plans, which includes the charge, provision adjustments and payments made against the reserve through March 31, 2007:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Restructuring provision	$ 9,141	$ 695	$ 9,836
Cash paid	(7,956)	(156)	(8,112)
Reserve balance at March 31, 2006	1,185	539	1,724
Provision adjustment	(34)	—	(34)
Cash paid	(1,080)	(335)	(1,415)
Reserve balance at March 31, 2007	$ 71	$ 204	$ 275

The Company anticipates that the remaining restructuring reserve balance of $0.3 million will be substantially paid off by the second quarter of fiscal 2008, primarily attributable to longer term lease obligations.

Fiscal 2005 Restructuring Plans

In each quarter of fiscal 2005, the Company implemented restructuring plans to streamline the corporate organization, thereby reducing operating costs by consolidating duplicative resources in connection with the acquisition of Snap Appliance and the strategic alliance with Vitesse Semiconductor Corporation ("Vitesse") and costs pertaining to estimated future obligations for non-cancelable lease payments for excess facilities in Germany and United Kingdom. This resulted in a restructuring charge of $5.8 million, of which $5.2 million related to the involuntary termination of employees in all functions of the organization and $0.6 million related to the estimated loss on the Company's facilities in fiscal 2005. During fiscal years 2006 and 2005, the Company recorded adjustments to the fiscal 2005 restructuring plan of $(0.4) million and $(0.2) million, respectively, related to the reduction for severance and benefits as actual results were lower than anticipated and a reduction of lease costs related to the estimated loss on the Company's facilities. As of March 31, 2006, the Company had utilized all of these charges and the plans are now complete.

Previous Restructuring Plans

In fiscal years 2003, 2002 and 2001, the Company's management implemented restructuring plans to reduce expenses, streamline operations and improve operating efficiencies. The Company has substantially completed its execution of these plans. The remaining accrual balance related to the estimated loss on facilities that the Company subleased in Florida and California through April 2008, the end of the lease term. The estimated loss represents the estimated future obligations for the non-cancelable lease payments, net of the estimated future sublease income. During fiscal years 2007, 2006 and 2005, the Company recorded adjustments to these plans for $(0.2) million, $0.8 million and $0.5 million, respectively.

Note 11. Restructuring Charges (Continued)

The following table sets forth the activity in the accrued restructuring balances related to the fiscal years 2003, 2002 and 2001 restructuring plans for lease obligations at March 31, 2007:

	FY 2003 Restructuring Plan	FY 2002 Restructuring Plan	FY 2001 Restructuring Plan	Total
		(in thousands)		
Reserve balance at March 31, 2005	$ 56	$ 271	$ 966	$ 1,293
Provision adjustment	154	411	238	803
Cash paid	(96)	(290)	(663)	(1,049)
Reserve balance at March 31, 2006	114	392	541	1,047
Provision adjustment	8	(107)	(115)	(214)
Cash paid	(94)	(199)	(234)	(527)
Reserve balance at March 31, 2007	$ 28	$ 86	$ 192	$ 306

Acquisition-Related Restructuring

During the first quarter of fiscal 2006, the Company finalized its Snap Appliance integration plan to eliminate certain duplicative resources, including severance and benefits in connection with the involuntary termination of approximately 24 employees, exiting duplicative facilities and disposing of duplicative assets. The acquisition-related restructuring liabilities of $6.7 million were accounted for under EITF No. 95-3 and therefore were included in the purchase price allocation. Any further changes to the Company's finalized plan will be accounted for under SFAS No. 146 and will be recorded in "Restructuring charges" in the Consolidated Statements of Operations. In the third quarter of fiscal 2006, the Company recorded additional adjustments of $0.2 million due to additional estimated loss related to the facilities that the Company subleased. As of March 31, 2007, the Company had utilized $4.8 million of these charges. The Company anticipates that the remaining restructuring reserve balance of $2.1 million will be paid out by the third quarter of fiscal 2012.

The following table sets forth the activity in the accrued restructuring balance related to the Snap Appliance acquisition-related restructuring plan for fiscal 2007:

	Severance And Benefits	Other Charges	Total
		(in thousands)	
Reserve balance at March 31, 2006	$ 46	$2,489	$2,535
Cash paid	(46)	(368)	(414)
Reserve balance at March 31, 2007	$ —	$2,121	$2,121

Note 12. Other Charges (Gains)

Other charges (gains) primarily consisted of asset impairment charges related to certain properties or assets and a minority investment. Other charges (gains) also included charges associated with the Company's strategic alliances with ServerEngines LLP ("ServerEngines") and Vitesse.

Fiscal 2007 Other Charges (Gains)

The Company recorded asset impairment charges of $13.2 million related to certain acquisition-related intangible assets (Note 5) and $0.7 million for legal and consulting fees incurred in connection with its efforts that had been undertaken to sell the Snap Server portion of its systems business, which was recorded in "Other charges (gains)" in the Consolidated Statements of Operations in fiscal 2007.

Note 12. Other Charges (Gains) (Continued)

The Company holds minority investments in certain non-public companies. The Company regularly monitors these minority investments for impairment and records reductions in the carrying values when the impairment is deemed to be other-than-temporary. Circumstances that indicate an other-than-temporary decline include the length of time and the extent to which the market value has been lower than cost. The Company recorded an impairment charge of $0.9 million in fiscal 2007 related to a decline in the value of a minority investment deemed to be other-than-temporary.

Fiscal 2006 Other Charges (Gains)

The Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets (Note 5). On December 23, 2005, the Company entered into a three-year contract manufacturing agreement with Sanmina-SCI whereby Sanmina-SCI, upon the closing of the transaction on January 9, 2006, assumed manufacturing operations of Adaptec products. In addition, the Company sold certain manufacturing assets, buildings and improvements and inventory located in Singapore to Sanmina-SCI for $26.6 million (net of closing costs of $0.6 million). In connection with this agreement, the Company recorded a loss on disposal of assets of $1.6 million that was recorded in fiscal 2006 in "Other charges (gains)" in the Consolidated Statements of Operations.

Fiscal 2005 Other Charges (Gains)

On March 16, 2005, the Company entered into a strategic alliance with ServerEngines, to develop and market the next generation IP storage products. Under the terms of the alliance, ServerEngines employed 33 of the Company's former engineering employees and licensed certain technology and acquired certain assets related to the Company's iSCSI and TCP/IP offload protocol engines. On January 26, 2005, the Company entered into a strategic alliance with Vitesse to develop and market the next generation SAS products. Under the terms of the alliance, Vitesse employed 44 of the Company's former engineering employees and licensed certain SAS technology and assets related to the Company's development of SAS ROC products. As a result, the Company incurred charges in fiscal 2005 of $0.9 million and $1.6 million for severance, benefits, loss on the sale of property and equipment and legal fees associated with the ServerEngines and Vitesse alliances, respectively.

In fiscal 2004, the Company decided to consolidate its properties in Milpitas, California to better align its business needs with existing operations and to provide more efficient use of its facilities. This resulted in an impairment charge of $5.0 million to reduce the carrying value of these properties classified as assets held for sale to fair value less cost to sell. In October 2004, the Company completed the sale of these properties with net proceeds from the sale of the properties aggregating $9.6 million, which exceeded the Company's final revised fair value of $6.8 million. As a result, a gain of $2.8 million on the sale of buildings was recorded in fiscal 2005 under "Other charges (gains)" in the Consolidated Statements of Operations.

Note 13. Interest and Other Income

The components of interest and other income for all periods presented were as follows:

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
Interest income	$24,362	$16,861	$11,799
Payment of license fee with NSE	—	—	(1,692)
Realized loss on repatriation (Note 3)	—	—	(4,466)
Gain (loss) on extinguishment of debt, net (Note 7)	—	(79)	—
Foreign currency transaction gains (losses)	963	(301)	692
Interest on tax refunds	—	—	691
Other	293	1,140	1,345
Total	$25,618	$17,621	$ 8,369

In June 2004, the Company, Nevada SCSI Enterprises, Inc. and Thomas A. Gafford (jointly, "NSE") entered into a license and release agreement, pursuant to which the Company paid NSE $1.3 million as a one-time, fully paid-up license fee to settle NSE's claims that some of the Company's products infringed certain patents. The license and release agreement expressly excluded any sales of products made by Eurologic prior to the Company's April 2003 acquisition of Eurologic. In November 2004, the Company exercised its option to secure a license and release with respect to such Eurologic sales by payment to NSE of a royalty fee of $0.4 million. The Company has filed a claim against the Eurologic acquisition Holdback for the $0.4 million royalty it paid with respect to Eurologic's pre-acquisition sales. The Eurologic shareholders are disputing the Company's right to withhold the $0.4 million from the Holdback.

Note 14. Income Taxes

The components of income (loss) from continuing operations before provision for (benefit from) income taxes for all periods presented were as follows:

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
Income (loss) from continuing operations before taxes:			
Domestic	$(25,693)	$(100,872)	$(77,444)
Foreign	(13,165)	(33,352)	(626)
	$(38,858)	$(134,224)	$(78,070)

Note 14. Income Taxes (Continued)

The components of the provision for (benefit from) income taxes from continuing operations for all periods presented were as follows:

	Years Ended March 31,		
	2007	2006	2005
	(in thousands)		
Federal:			
Current	$(51,610)	$ 644	$ 981
Deferred	—	313	42,393
	(51,610)	957	43,374
Foreign:			
Current	(4,206)	(594)	1,902
Deferred	(79)	(313)	(215)
	(4,285)	(907)	1,687
State:			
Current	(7,809)	1,558	(2,047)
Deferred	—	—	8,561
	(7,809)	1,558	6,514
Provision for (benefit from) income taxes	$(63,704)	$1,608	$51,575

The Company's effective tax rate differed from the federal statutory tax rate for all periods presented as follows:

	Years Ended March 31,		
	2007	2006	2005
Federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(1.1)%	1.2%	8.3%
Foreign subsidiary income at other than the U.S tax rate	(2.7)%	8.2%	14.0%
Change in valuation allowance	29.4%	16.4%	62.3%
Changes in tax reserves	(148.9)%	0.5%	(24.2)%
OID Interest	(11.8)%	(3.2)%	(5.0)%
Stock-based compensation	(6.1)%	—%	—%
Acquisition related impairment charges	—%	17.0%	24.3%
Impact of repatriation of foreign earnings	—%	(0.1)%	22.5%
Research and development credits	—%	(2.5)%	(3.6)%
Other	12.3%	(1.3)%	2.4%
Effective income tax rate	(163.9)%	1.2%	66.0%

The Company's subsidiary in Singapore operated under a tax holiday through March 31, 2006. As a result of the Company's divestiture of its manufacturing operations in Singapore, the Company terminated its tax holiday status and restructured its foreign operations and international tax structure. The Company does not expect these changes, in and of themselves, to cause its worldwide effective tax rate to differ materially.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings subject to certain limitations by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2005, the Company repatriated $360.6 million of undistributed earnings from


Financials

Note 14. Income Taxes (Continued)

Singapore to the United States and incurred a tax liability of $17.6 million. The one-time deduction was allowed to the extent that the repatriated amounts were used to fund a qualified Domestic Reinvestment Plan, as required by the Act. If the Company does not spend the repatriated funds in accordance with its reinvestment plan, the Company may incur additional tax liabilities. The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on the remaining undistributed earnings of $255.1 million since these earnings are intended to be reinvested indefinitely. Although the Company does not have any current plans to repatriate the remaining undistributed earnings from its foreign subsidiaries to its United States parent company, if the Company were to do so, additional income taxes at the combined United States Federal and state statutory rate of approximately 40% could be incurred upon such repatriation.

The significant components of the Company's deferred tax assets and liabilities at March 31, 2007 and 2006 were as follows:

	March 31,	
	2007	2006
	(in thousands)	
Deferred tax assets:		
Intangible technology	$ 45,957	$ 42,245
Research and development tax credits	34,854	15,768
Net operating loss carryover	15,435	17,742
Capitalized research and development	4,779	5,177
Compensatory and other accruals	5,743	8,076
Restructuring charges	1,162	2,117
Foreign tax credits	13,609	1,960
Deferred revenue	1,874	1,653
Inventory reserves	3,500	1,195
Uniform capitalization adjustment	1,010	373
Other, net	1,611	836
Gross deferred tax assets	129,534	97,142
Deferred tax liabilities:		
Acquisition-related charges	(3,553)	(5,616)
Fixed assets accrual	(1,782)	—
Gross deferred tax liability	(5,335)	(5,616)
Valuation allowance	(124,070)	(91,476)
Net deferred tax assets (liabilities)	$ 129	$ 50

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction by jurisdiction basis. At March 31, 2007 and 2006, the Company's analysis of its deferred tax assets demonstrated that it was more likely than not that substantially all of its U.S. deferred tax assets would not be realized, resulting in a valuation allowance for deferred tax assets of $124.1 million and $91.5 million, respectively. Factors that led to this conclusion included, but were not limited to, the Company's past operating results, cumulative tax losses in the United States, and uncertain future income on a jurisdiction by jurisdiction basis.

As of March 31, 2007 the Company had net operating loss carryforwards of $45.9 million for federal and $50.5 million for state purposes that expire in various years beginning in 2019 for federal and 2016 for state purposes. The Company had research and development credits of $26.0 million for federal purposes that expire

Note 14. Income Taxes (Continued)

in various years beginning in 2019 and $8.9 million credits for state purposes that carry forward indefinitely until fully exhausted. The Company had foreign tax credits of $13.6 million that expire in various years beginning in 2009. Of the federal net operating loss carryforwards, $9.4 million were related to stock option deductions, the tax benefit of which will be credited to additional paid-in capital when realized.

The Company's tax related liabilities were $9.6 million at March 31, 2007 and $46.7 million at March 31, 2006. The Company's tax related assets were $21.2 million at March 31, 2007 and $ 2.8 million at March 31, 2006. The changes in tax related assets and liabilities are primarily the result of the Company reaching resolution with the IRS on all prior year's open audit issues during fiscal 2007. Tax related liabilities are primarily composed of the accrual and release of income, withholding and transfer taxes accrued by the Company in the taxing jurisdictions in which it operates around the world, including, but not limited to, the United States, Singapore, Ireland, United Kingdom, Japan and Germany. The amount of the tax related assets and liabilities were based on management's evaluation of the Company's tax exposures in light of the complicated nature of the business transactions entered into by the Company in a global business environment. In fiscal years 2007 and 2005, reversals of previously accrued taxes were released and totaled $60.2 million and $26.4 million, respectively, as the result of favorable outcomes of certain United States and Singapore tax controversies. There was no reversal impact on previously accrued taxes in fiscal 2006. The Company also continuously reviews its tax related liabilities to ensure that they are appropriate by considering tax controversy factors such as the period covered by the cause of action, the degree of probability of an unfavorable outcome, its ability to reasonably estimate the liability, the timing of the liability and how it will impact the Company's other tax attributes. At March 31, 2007, the Company believed that the tax related assets and liabilities recorded on its Consolidated Balance Sheet were sufficient to cover all known tax exposures.

Note 15. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period, which include certain stock–based awards and warrants, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels, and are computed using the if-converted method.

A reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for continuing operations, discontinued operations and net income (loss) were as follows:

	Years Ended March 31,		
	2007	2006	2005
	(in thousands, except per share amounts)		
Numerator:			
Income (loss) from continuing operations—basic	$24,846	$(135,832)	$(129,645)
Income (loss) from discontinued operations—basic	5,997	(12,600)	(15,461)
Net income (loss)—basic	$30,843	$(148,432)	$(145,106)
Adjustment:			
Adjustment for interest expense on ¾% Notes, net of taxes	$ 3,062	$ —	$ —
Adjusted income (loss) from continuing operations—diluted	$27,908	$(135,832)	$(129,645)
Adjusted income (loss) from discontinued operations—diluted	5,997	(12,600)	(15,461)
Adjusted net income (loss)—diluted	$33,905	$(148,432)	$(145,106)


Financials

Note 15. Net Income (Loss) Per Share (Continued)

	Years Ended March 31,		
	2007	2006	2005
	(in thousands, except per share amounts)		
Denominator:			
Weighted average shares outstanding—basic	116,602	113,405	110,798
Effect of dilutive securities:			
Employee stock options and other	864	—	—
¾% Notes	19,224	—	—
Weighted average shares and potentially dilutive common shares outstanding—diluted	136,690	113,405	110,798
Income (loss) per share:			
Basic:			
Continuing operations	$ 0.21	$ (1.20)	$ (1.17)
Discontinued operations	$ 0.05	$ (0.11)	$ (0.14)
Net income (loss)	$ 0.26	$ (1.31)	$ (1.31)
Diluted:			
Continuing operations	$ 0.20	$ (1.20)	$ (1.17)
Discontinued operations	$ 0.04	$ (0.11)	$ (0.14)
Net income (loss)	$ 0.25	$ (1.31)	$ (1.31)

Diluted loss per share from continuing operations, discontinued operations and net loss for fiscal years 2006 and 2005 was based only on the weighted-average number of shares outstanding during each of the periods, as the inclusion of any common stock equivalents would have been anti-dilutive. In addition, certain potential common shares were excluded from the diluted computation from continuing operations, discontinued operations and net income for fiscal 2007 because their inclusion would have been anti-dilutive. The items excluded for fiscal years 2007, 2006 and 2005 were as follows:

	Years Ended March 31,		
	2007	2006	2005
	(in thousands)		
Outstanding stock options	11,745	15,934	15,498
Outstanding restricted stock awards and units	2	—	—
Warrants[1]	19,871	19,874	19,874
¾% Notes	—	19,224	19,224
3% Notes	646	950	2,298

(1) In connection with the issuance of its ¾% Notes, the Company entered into a derivative financial instrument to repurchase up to 19,224,000 shares of its common stock, at the Company's option, at specified prices in the future to mitigate any potential dilution as a result of the conversion of the ¾% Notes. See Note 7 for further details.

Note 16. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement

In December 2004, the Company entered into a distribution agreement on its RAID controllers and connectivity products sold for IBM iSeries and pSeries servers. The agreement was made through an amendment to the Company's existing i/p Series RAID supply and intellectual property agreement entered into June 2004). The distribution agreement was accounted for as a standalone transaction as it was not contemplated at the time the Company entered into the original IBM i/p Series RAID transaction.

Note 16. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement (Continued)

Under an amended intellectual property agreement with IBM, the Company was required to make fixed and variable royalty-based payments to IBM. The fixed payments potentially due under the arrangement total $52.1 million, of which $25.0 million was paid in December 2004, the date the Company entered into the agreement, and the remainder was due quarterly, in varied installments, through December 2008. A portion of the $52.1 million in total payments was contingent upon IBM purchasing certain levels of the Company's products. Upon entering into the agreement, the Company recorded the full remaining amount payable to IBM as a liability in the Consolidated Balance Sheets as the Company considered payment of the full amount to be probable.

The fixed consideration for the distribution agreement of $52.1 million was recorded as an asset to "Prepaid expenses" and "Other long-term assets" in the Consolidated Balance Sheets at March 31, 2005 and the amortization was being included in "Net revenues" in the Consolidated Statements of Operations over a four-year period, reflecting the pattern in which the economic benefits of the assets expected to be realized. The royalty-based fee per unit was calculated using the average net sales price for units sold within the quarter and baseline royalty rates subject to certain adjustment factors. The amortization of the fixed consideration and the royalty-based payments were being recorded as a reduction to revenue in the period the units were sold. On September 30, 2005, the Company sold the IBM i/p Series RAID Business to IBM. As a result, the distribution agreement was cancelled as part of the sale.

In August 2004, the Company entered into an agreement to sell external storage products to IBM. In connection with the agreement, the Company issued IBM a warrant to purchase 250,000 shares of the Company's common stock at an exercise price of $6.94 per share. The warrant has a term of five years from the date of issuance and was immediately exercisable. The warrant was valued at $1.0 million using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 4.0% and an estimated life of 5 years. The value of the warrant was fully expensed, as the economic benefits were not considered probable, at March 31, 2005.

In connection with the IBM i/p Series RAID acquisition in June 2004, the Company issued a warrant to IBM to purchase 250,000 shares of the Company's common stock at an exercise price of $8.13 per share. The warrant had a term of 5 years from the date of issuance and is immediately exercisable. The warrant was valued at $1.1 million, net of registration costs, using the Black-Scholes valuation model using a volatility rate of 62%, a risk-free interest rate of 3.9% and an estimated life of 5 years.

In March 2002, the Company entered into a non-exclusive, perpetual technology licensing agreement and a product supply agreement with IBM. The product supply agreement had an exclusive three-year term, which was amended in fiscal 2005 to change the nature of the agreement to be non-exclusive during the extended two-year term. The technology licensing agreement grants the Company the right to use IBM's ServeRAID technology for the Company's internal and external RAID products. Under the product supply agreement, the Company supplied RAID software, firmware and hardware to IBM for use in IBM's xSeries servers. The agreement did not contain minimum purchase commitments from IBM.

In consideration, the Company paid IBM a non-refundable fee of $26.0 million and issued IBM a warrant to purchase 150,000 shares of the Company's common stock at an exercise price $15.31 per share. The warrant had a term of five years from the date of issuance and was immediately exercisable; however, the warrant expired unexercised in March 2007. The warrant was valued at approximately $1.0 million using the Black-Scholes valuation model using a volatility rate of 71.6%, a risk-free interest rate of 4.7% and an estimated life of five years. The Company allocated $12.0 million of the consideration paid to IBM to the supply agreement and allocated the remainder to the technology license fee. Fair values were determined based on discounted estimated future cash flows related to the Company's OEM ServeRAID business. The cash flow periods used were five years and the discount rates used were 15% for the supply agreement asset and 20% for the technology license

Note 16. IBM Distribution Agreement, ServeRAID Agreement and Patent Cross-License Agreement (Continued)

fee based upon the Company's estimate of their respective levels of risk. Amortization of the supply agreement and the technology license fee shall be included in "Net revenues" and "Costs of revenues," respectively, over a five-year period reflecting the pattern in which economic benefits of the assets are realized.

In May 2000, the Company entered into a patent cross-license agreement with IBM, which was subsequently amended in March 2002. Under the agreement, the Company obtained a release of past infringement claims made prior to January 1, 2000 and received the right to use certain IBM patents from January 1, 2000 through June 30, 2007. Additionally, the Company granted IBM a license to use all of the Company's patents for the same period. In consideration, the Company paid an aggregate patent fee of $13.3 million. The patent license fee is being amortized over the period from January 1, 2000 through June 30, 2007. A number of the licensed patents have either expired or are no longer significant to the Company's product portfolio. If the Company should determine that it is necessary to extend the term of the patent license beyond June 30, 2007, the Company believes that it will be able to reach agreement with IBM for such an extension, without interruption to its business operations.

Note 17. Guarantees

Intellectual Property and Other Indemnification Obligations

The Company has entered into agreements with customers and suppliers that include intellectual property indemnification obligations. These indemnification obligations generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. In each of these circumstances, payment by the Company is conditional on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. In addition, the Company has agreements whereby it indemnifies its directors and certain of its officers for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. These indemnification agreements are not subject to a maximum loss clause; however, the Company maintains a Director and Officer insurance policy which may cover all or a portion of the liabilities arising from its obligation to indemnify its directors and officers. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, the Company has not incurred significant costs to defend lawsuits or settle claims related to such agreements. Therefore, no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Product Warranty

The Company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales. The estimated future warranty obligations related to product sales are recorded in the period in which the related revenue is recognized. The estimated future warranty obligations are affected by product failure rates, material usage and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage or replacement costs differ from the Company's estimates, revisions to the estimated warranty obligations would be required; however, the Company made no adjustments to pre-existing warranty accruals in fiscal years 2007 and 2006.

Note 17. Guarantees (Continued)

A reconciliation of the changes to the Company's warranty accrual for fiscal years 2007 and 2006 was as follows:

	March 31,	
	2007	2006
	(in thousands)	
Balance at beginning of period	$ 2,051	$ 2,084
Warranties provided	3,770	5,028
Actual costs incurred	(4,871)	(5,061)
Balance at end of period	$ 950	$ 2,051

Note 18. Segment, Geographic and Significant Customer Information

Segment Information

During the first quarter of fiscal 2007, as a result of retaining the Snap Server portion of the systems business, the Company reorganized its internal organization structure and identified SSG as a new segment, in addition to its existing segments. Following the reorganization, the Company operated in three segments: DPS, SSG and DSG. A description of the types of customers or products and services provided by each segment is as follows:

- DPS provides data protection storage products and currently sells all of its storage technologies, including ASICs, board-level products, RAID controllers, internal enclosures and stand-alone software. The Company sells these products directly to OEMs, ODMs that supply OEMs, system integrators, VARs and end users through its network of distribution and reseller channels.
- SSG provides storage systems for the protection of both file and block data, which are known as "Snap Server by Adaptec" products, including NAS hardware and related backup, replication, and management software. The Company sells these products to VARs and end users through its network of distribution partners, solution providers and VARs.
- DSG provided high-performance I/O connectivity and digital media products for personal computing platforms, including notebook and desktop PCs. The Company sold these products to retailers, OEMs and distributors.

The unallocated corporate income and expenses, which are in the "Other" category, include amortization of acquisition-related intangible assets, write-off of acquired in-process technology, restructuring charges, goodwill impairment, other charges (gains), interest and other income, interest expense, all administrative expenses and certain research and development, selling and marketing expenses.


Financials

Note 18. Segment, Geographic and Significant Customer Information (Continued)

Summarized financial information on the Company's segments, under the new organizational structure, is shown in the following table. The segment financial data for fiscal years 2007, 2006 and 2005 has been restated to reflect this change. There were no inter-segment revenues for the periods shown below. The Company does not separately track all tangible assets or depreciation by segments nor are the segments evaluated under these criteria. Segment financial information is summarized as follows for fiscal years 2007, 2006 and 2005:

	DPS	SSG	DSG	Other	Total
			(in thousands)		
Fiscal 2007:					
Net revenues	$209,944	$28,060	$17,204	$ —	$ 255,208
Segment income (loss)	34,366	(7,022)	1,606	(67,808)	(38,858)
Fiscal 2006:					
Net revenues	$276,203	$33,997	$33,942	$ —	$ 344,142
Segment income (loss)	60,015	(4,949)	(2,032)	(187,258)	(134,224)
Fiscal 2005:					
Net revenues	$332,925	$31,259	$38,332	$ —	$ 402,516
Segment income (loss)	72,450	(1,387)	4,788	(153,921)	(78,070)

The following table presents the details of unallocated corporate income and expenses for fiscal years 2007, 2006 and 2005:

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
Unallocated corporate expenses, net	$(71,610)	$ (88,930)	$ (97,773)
Write-off of acquired in-process technology	—	—	(2,200)
Restructuring charges	(3,711)	(10,430)	(5,896)
Goodwill impairment	—	(90,602)	(52,272)
Other charges (gains)	(14,700)	(11,603)	290
Interest and other income	25,618	17,621	8,369
Interest expense	(3,405)	(3,314)	(4,439)
Total	$(67,808)	$(187,258)	$(153,921)

With OEMs incorporating other connectivity technologies directly into their products, the increased level of competition entering the market, and the complexities of the retail channel, the Company decided in fiscal 2007 not to invest further in its DSG segment. As a result, the Company wound down the business throughout fiscal 2007 and exited it at March 31, 2007. The remaining SCSI products from its DSG segment will be included with its DPS segment beginning in the first quarter of fiscal 2008.

The following table presents net revenues by countries based on the location of the selling entities:

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
United States	$115,064	$139,335	$161,666
Singapore	91,602	204,969	240,830
Ireland	48,603	—	—
Other countries	(61)	(162)	20
Total	$255,208	$344,142	$402,516

Note 18. Segment, Geographic and Significant Customer Information (Continued)

The following table presents net property and equipment by countries based on the location of the assets:

	March 31,	
	2007	2006
	(in thousands)	
United States	$14,803	$28,305
Singapore	254	723
Other countries	795	1,637
Total	$15,852	$30,665

Note 19. Supplemental Disclosure of Cash Flows

	Years Ended March 31,		
	2007	2006	2005
		(in thousands)	
Interest paid	$4,150	$ 3,301	$ 4,308
Income taxes paid	1,369	15,856	2,679
Income tax refund received	2,563	64	964
Non-cash investing and financial activities:			
Deferred stock-based compensation	—	—	3,598
Adjustment for deferred stock-based compensation	(319)	(444)	(563)
Common stock issued for acquisitions	—	—	3,464
Unrealized gain (loss) on available-for-sale securities	3,792	(2,687)	(2,732)


Financials

ADAPTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20. Comparative Quarterly Financial Data (unaudited)

The following table summarized the Company's quarterly financial data:

	Quarters				
	First	Second	Third	Fourth	Year
	(in thousands, except per share amounts)				
Fiscal 2007:					
Net revenues	$ 69,071	$ 73,553	$ 60,650	$ 51,934	$ 255,208
Gross profit	22,270	26,543	14,843	17,578	81,234
Income (Loss) from continuing operations	(24,824)	48,757	5,077	(4,164)	24,846
Income (loss) from discontinued operations, net of taxes	1,554	2,308	1,301	834	5,997
Net income (loss)	(23,270)	51,065	6,378	(3,330)	30,843
Net loss per share:					
Basic					
Continuing operations	$ (0.21)	$ 0.42	$ 0.04	$ (0.04)	$ 0.21
Discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.05
Net income (loss)	$ (0.20)	$ 0.44	$ 0.05	$ (0.03)	$ 0.26
Diluted					
Continuing operations	$ (0.21)	$ 0.36	$ 0.04	$ (0.04)	$ 0.20
Discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.04
Net income (loss)	$ (0.20)	$ 0.38	$ 0.05	$ (0.03)	$ 0.25
Shares used in computing net income (loss) per share:					
Basic	115,609	116,325	116,959	117,516	116,602
Diluted	115,609	136,735	137,330	117,516	136,690
Fiscal 2006:					
Net revenues	$ 83,813	$ 92,588	$ 86,647	$ 81,094	$ 344,142
Gross profit	24,088	30,129	30,170	29,506	113,893
Loss from continuing operations	(14,060)	(99,862)	(6,098)	(15,812)	(135,832)
Income (loss) from discontinued operations, net of taxes	(21,913)	(5,944)	2,837	12,420	(12,600)
Net loss	(35,973)	(105,806)	(3,261)	(3,392)	(148,432)
Net loss per share:					
Basic					
Continuing operations	$ (0.13)	$ (0.88)	$ (0.05)	$ (0.14)	$ (1.20)
Discontinued operations	$ (0.19)	$ (0.05)	$ 0.02	$ 0.11	$ (0.11)
Net income (loss)	$ (0.32)	$ (0.94)	$ (0.03)	$ (0.03)	$ (1.31)
Diluted					
Continuing operations	$ (0.13)	$ (0.88)	$ (0.05)	$ (0.14)	$ (1.20)
Discontinued operations	$ (0.19)	$ (0.05)	$ 0.02	$ 0.11	$ (0.11)
Net income (loss)	$ (0.32)	$ (0.94)	$ (0.03)	$ (0.03)	$ (1.31)
Shares used in computing net income (loss) per share:					
Basic	112,445	112,965	113,531	114,678	113,405
Diluted	112,445	112,965	113,531	114,678	113,405

Note 20. Comparative Quarterly Financial Data (unaudited) (Continued)

In the first quarter of fiscal 2007, there was a reclassification from previously reported amounts as the Company decided to retain the Snap Server portion of the systems business, which had previously been classified as discontinued operations. Accordingly, the Company has reclassified the financial statements and related disclosures for all periods presented to reflect this business as continuing operations.

In the first quarter of fiscal 2007, the Company recorded an impairment charge of $13.2 million related to the Snap server portion of its systems business, recorded stock-based compensation in accordance with SFAS No. 123(R) of $2.6 million and implemented a restructuring plan. In second quarter of fiscal 2007, the Company recorded stock-based compensation in accordance with SFAS No. 123(R) of $2.0 million, received a discrete tax benefit of $46.0 million primarily attributable to the settlement of certain tax disputes with the United States and Singapore taxing authorities, including the resolution of the Company's fiscal 1997 U.S. Tax Court Litigation and implemented a restructuring plan. In the third quarter of fiscal 2007, the Company recorded inventory-related charges of $7.8 million, recorded stock-based compensation in accordance with SFAS No. 123(R) of $2.2 million and received a discrete tax benefit of $12.9 million primarily attributable to the settlement of certain tax disputes with the U.S. taxing authorities, including the resolution of its fiscal 2002 and fiscal 2003 IRS audit cycle. In the fourth quarter of fiscal 2007, the Company recorded stock-based compensation in accordance with SFAS No. 123(R) of $1.7 million and recorded a write-down of a minority investment of $0.9 million (Note 12). In the second quarter of fiscal 2006, the Company recorded an impairment charge of $90.6 million to write-off goodwill (Note 5). In the third quarter of fiscal 2006, the Company recorded a loss on disposal of assets of $1.5 million (Note 12) and implemented a restructuring plan. In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of $10.0 million to write-down the systems business' long-lived assets to fair value (Note 5) and implemented a restructuring plan. These actions affect the comparability of this data.

Note 21. Glossary (Unaudited)

The following is a list of business related acronyms that are contained within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **AFP:** Apple Filing Protocol
- **ASIC:** Application Specific Integrated Circuit
- **ATA:** Advanced Technology Attachment
- **CD:** Compact Discs
- **CIFS:** Common Internet File System
- **DAS:** Direct Attached Storage
- **DPS:** Data Protection Solutions
- **DSG:** Desktop Solutions Group
- **DVD:** Digital Versatile Discs
- **EDR:** Enterprise Data Replicator
- **ESPP:** Employee Stock Purchase Plan
- **FC/IP:** Fibre Channel over Internet Protocol
- **FTP:** File Transfer Protocol
- **HBA:** Host Bus Adapter


Financials

Note 21. Glossary (Unaudited) (Continued)

- **HTTP:** Hypertext Transfer Protocol
- **I/O:** Input/Output
- **IP:** Internet Protocol
- **IPsec:** Internet Protocol Security
- **IRS:** Internal Revenue Service
- **iSCSI:** Internet SCSI
- **IT:** Information Technology
- **NAS:** Network Attached Storage
- **NFS:** Network File System
- **ODM:** Original Design Manufacturers
- **OEM:** Original Equipment Manufacturer
- **OS:** Operating System
- **PC:** Personal Computer
- **PCI:** Peripheral Component Interconnect
- **PCIe:** Peripheral Component Interconnect Express
- **PCI-X:** Peripheral Component Interconnect Extended
- **RAID:** Redundant Array of Independent Disks
- **ROC:** Raid on Chip
- **SAN:** Storage Area Networks
- **SAS:** Serial Attached SCSI
- **SATA:** Serial Advanced Technology Attachment
- **SCSI:** Small Computer System Interface
- **SMBs:** Small and Medium Businesses
- **SMI-S:** Storage Management Initiative Specification
- **SSG:** Storage Solutions Group
- **TCP/IP:** Transmission Control Protocol/Internet Protocol
- **TOE:** TCP/IP Offload Engine
- **Ultra DMA:** Ultra Direct Memory Access
- **UPS:** Uninterruptible Power Supply
- **USB:** Universal Serial Bus
- **VAR:** Value Added Reseller
- **VHS:** Video Home System
- **WAN:** Wide Area Network

ADAPTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21. Glossary (Unaudited) (Continued)

The following is a list of accounting rules and regulations and related regulatory bodies referred to within this Annual Report on Form 10-K. They are listed in alphabetical order.

- **APB:** Accounting Principles Board
- **APB Opinion No. 25:** Accounting for Stock Issued to Employees
- **EITF:** Emerging Issues Task Force
- **EITF No. 95-3:** Recognition of Liabilities in Connection with Purchase Business Combinations
- **EITF No. 96-18:** Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services
- **EITF No. 00-19:** Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's own Stock
- **FASB:** Financial Accounting Standards Board
- **FIN:** FASB Interpretation Number
- **FIN 44:** Accounting for Certain Transactions Involving Stock Compensation
- **FIN 48:** Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25
- **FSP:** FASB Staff Position
- **FSP No. 123(R)-3:** Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards
- **SAB:** Staff Accounting Bulletins
- **SAB 107:** Share Based Payment
- **SAB 108:** Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
- **SEC:** Securities Exchange Commission
- **SFAS:** Statement of Financial Accounting Standards
- **SFAS No. 48:** Revenue Recognition When Right of Return Exists
- **SFAS No. 109:** Accounting for Income Taxes
- **SFAS No. 123:** Accounting for Stock-Based Compensation
- **SFAS No. 123(R):** Share Based Payment
- **SFAS No. 133:** Accounting for Derivative Instruments and Hedging Activities
- **SFAS No. 140:** Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
- **SFAS No. 142:** Goodwill and Other Intangible Assets
- **SFAS No. 144:** Accounting for the Impairment or Disposal of Long-Lived Assets
- **SFAS No. 146:** Accounting for Costs Associated with Exit or Disposal Activities


Financials

Note 21. Glossary (Unaudited) (Continued)

- **SFAS No. 148:** Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123
- **SFAS No. 155:** Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140
- **SFAS No. 157:** Fair Value Measurements
- **SFAS No. 159:** The Fair Value Option for Financial Assets and Financial Liabilities
- **SOP:** Statement of Position
- **SOP No. 97-2:** Software Revenue Recognition
- **SOP No. 98-9:** Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions

www.adaptec.com
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035
(408) 945-8600
adaptec

END